Exhibit 99.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and all financial information are the responsibility of management and have been approved by the Board of Directors (the “Board”).

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

We, as Fairfax’s Chief Executive Officer and Chief Financial Officer, have certified Fairfax’s annual disclosure documents filed with the Canadian Securities Administrators and the United States Securities and Exchange Commission (Form 40-F) in accordance with Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002, respectively.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and MD&A. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board and reviews the consolidated financial statements and MD&A; considers the report of the independent registered public accounting firm; assesses the adequacy of the internal controls of the company, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent registered public accounting firm for appointment by the shareholders. The independent registered public accounting firm has full access to the Audit Committee and meet with it to discuss their audit work, Fairfax’s internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2023 using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The scope of this assessment, as permitted by Canadian and U.S. securities laws, did not include an evaluation of the internal control over financial reporting of Gulf Insurance Group K.S.C.P. as of December 31, 2023 because it was acquired by the company in a business combination during 2023. The operations of Gulf Insurance Group K.S.C.P. represented nil of the company’s consolidated insurance revenue for the year ended December 31, 2023 and represented approximately 4.8% and 3.6% of the company’s consolidated assets and liabilities, respectively, as at December 31, 2023. Based on this assessment, management concluded that the company’s internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the company’s internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

March 8, 2024

V. Prem Watsa	Jennifer Allen
Chairman and Chief Executive Officer	Vice President and Chief Financial Officer

FAIRFAX FINANCIAL HOLDINGS LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Fairfax Financial Holdings Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Fairfax Financial Holdings Limited and its subsidiaries (together, the Company) as of December 31, 2023 and 2022, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Notes 2 and 3 to the consolidated financial statements, the Company changed the manner in which it accounts for insurance contracts in 2023.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

As described in Management’s Report on Internal Control over Financial Reporting, management has excluded Gulf Insurance Group K.S.C.P. from its assessment of internal control over financial reporting as of December 31, 2023 because it was acquired by the Company in a purchase business combination during the year ended December 31, 2023. We have also excluded Gulf Insurance Group K.S.C.P. from our audit of internal control over financial reporting. Gulf Insurance Group K.S.C.P. is a subsidiary whose total assets and total insurance revenue excluded from management’s assessment and our audit of internal control over financial reporting represent 4.8% and nil, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

The measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17, Insurance Contracts

As described in Notes 3, 4, 8, 9 and 22, the Company has adopted IFRS 17, Insurance Contracts (IFRS 17) on January 1, 2023. The cumulative effect of initially applying IFRS 17 on a retrospective basis using transition provisions of IFRS 17 was an increase to common shareholders equity of $150.2 million as of January 1, 2022. As of December 31, 2023, the majority of insurance contract liabilities of $46,171.4 million and reinsurance contract assets held of $10,887.7 million were measured using the premium allocation approach. These amounts included an estimate of future cash flows for losses on claims and expenses that have not yet been paid, which now form part of the liability for incurred claims (LIC), and the associated recoveries from reinsurance, which form part of the asset for incurred claims (AIC), respectively. The Company has applied varying actuarial projection methodologies in determining the estimate of future cash flows for losses on claims. These methodologies require the Company to develop assumptions, including expected loss ratios and loss development patterns, which are based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors. The measurement of LIC and the AIC includes a risk adjustment for non-financial risks that represents the compensation that the Company requires for bearing uncertainty with respect to both the amount and the timing of cash flows for losses on claims, measured using actuarial techniques. The discount rates used by the Company to adjust the estimate of future cash flows for losses on claims and the risk adjustment for non-financial risk for the time value of money are derived from risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The Company determines the discount rates using currency-specific rates and illiquidity premiums.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The principal considerations for our determination that the measurement of the liability and asset for incurred claims for insurance and reinsurance contracts under IFRS 17 is a critical audit matter are (i) significant judgment by management in developing the estimate of future cash flows for losses on claims based on the assessment of facts and circumstances then known, a review of historical settlement patterns, trends in claim severity and frequency and other factors, and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence relating to the appropriateness of the Company’s actuarial projection methodologies and reasonableness of assumptions including the expected loss ratios and loss development patterns. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the Company’s measurement of the LIC and AIC, including controls over the selection of actuarial projection methodologies and the development of assumptions. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing a significant portion of the undiscounted estimate of future cash flows for losses on claims by developing independent estimates and comparing the independent estimates to the Company’s actuarially determined estimates, with the remaining portion subjected to other procedures, including a review of management’s methods and assumptions applied in developing the actuarially determined estimates. Developing independent estimates involved (i) selecting the actuarial projection methodologies; (ii) developing assumptions based on data provided by the Company and where there was limited historical data, considering market views and peer company benchmarking to further inform independent development of assumptions; and (iii) testing the completeness and accuracy of the data provided by management.

Valuation of an investment in private company preferred shares

As described in Notes 3, 4 and 5 to the consolidated financial statements, the Company holds financial instruments categorized as private company preferred shares measured at fair value of $1,787.8 million as of December 31, 2023. Significant judgments are required to determine these fair values. One investment that formed a significant portion of the fair value of the private company preferred shares was valued using an industry accepted discounted cash flow model that incorporates a discount rate and long-term growth rates as significant unobservable inputs.

The principal considerations for our determination that performing procedures relating to the valuation of an investment in private company preferred shares is a critical audit matter are (i) the significant judgment by management in determining the significant unobservable inputs related to the discount rate and long-term growth rates of the issuer to be used in the discounted cash flow model to determine fair value of the investment and (ii) a high degree of auditor subjectivity, judgment and effort in evaluating audit evidence relating to the valuation. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of private company preferred shares, including controls over the Company’s determination of significant unobservable inputs. These procedures also included, among others, (i) evaluating the reasonableness of the significant unobservable inputs used, related to the discount rate and long-term growth rates; (ii) testing the completeness and accuracy of the underlying data; and (iii) involving professionals with specialized skill and knowledge to assist in evaluating the appropriateness of the models used and reasonableness of the discount rate and long-term growth rates and considering external market and industry data.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 8, 2024

We have served as the Company’s auditor since at least 1985. We have not been able to determine the specific year we began serving as auditor of the Company.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Financial Statements

Consolidated Balance Sheets

as at December 31, 2023, December 31, 2022 and January 1, 2022

(US$ millions)

		December 31,	December 31,	January 1,
	Notes	2023	2022	2022
			Restated(1)	Restated(1)

Assets
Holding company cash and investments (including assets pledged for derivative obligations – $197.7; December 31, 2022 – $104.6; January 1, 2022 – $111.0)	5, 25	1,781.6	1,345.8	1,478.3
Insurance contract receivables	11	926.1	648.9	650.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $637.0; December 31, 2022 – $854.4; January 1, 2022 – $1,246.4)	5, 25	7,165.6	9,368.2	21,799.5
Bonds (cost $36,511.9; December 31, 2022 – $29,534.4; January 1, 2022 – $13,836.3)	5	36,850.8	28,578.5	14,091.2
Preferred stocks (cost $898.3; December 31, 2022 – $808.3; January 1, 2022 – $576.6)	5	2,447.4	2,338.0	2,405.9
Common stocks (cost $6,577.2; December 31, 2022 – $5,162.6; January 1, 2022 – $4,717.2)	5	6,903.4	5,124.3	5,468.9
Investments in associates (fair value $7,553.2; December 31, 2022 – $6,772.9; January 1, 2022 – $5,671.9)	5, 6	6,607.6	6,093.1	4,749.2
Derivatives and other invested assets (cost $952.0; December 31, 2022 – $869.8; January 1, 2022 – $888.2)	5, 7	1,025.3	828.5	991.2
Assets pledged for derivative obligations (cost $137.7; December 31, 2022 – $52.4; January 1, 2022 – $119.6)	5, 7	139.3	51.3	119.6
Fairfax India cash, portfolio investments and associates (fair value $3,507.6; December 31, 2022 – $3,079.6; January 1, 2022 – $3,336.4)	5, 6, 25	2,282.7	1,942.8	2,066.0
		63,422.1	54,324.7	51,691.5

Reinsurance contract assets held	9	10,887.7	9,691.5	9,893.1
Deferred income tax assets	18	301.1	137.3	449.1
Goodwill and intangible assets	12	6,376.3	5,689.0	5,928.2
Other assets	13	8,290.2	6,981.3	6,034.1
Total assets		91,985.1	78,818.5	76,124.4

(1)See note 3 for details of transition to IFRS 17.

See accompanying notes.

Signed on behalf of the Board

Director	Director

FAIRFAX FINANCIAL HOLDINGS LIMITED

		December 31,	December 31,	January 1,
	Notes	2023	2022	2022
			Restated(1)	Restated(1)

Liabilities
Accounts payable and accrued liabilities	14	5,487.2	4,806.6	4,587.6
Derivative obligations	5, 7	444.9	191.0	152.9
Deferred income tax liabilities	18	1,250.3	868.0	586.5
Insurance contract payables	11	1,206.9	1,402.7	1,826.0
Insurance contract liabilities	8	46,171.4	39,906.6	39,742.2
Borrowings – holding company and insurance and reinsurance companies	15	7,824.5	6,621.0	6,129.3
Borrowings – non-insurance companies	15	1,899.0	2,003.9	1,623.7
Total liabilities		64,284.2	55,799.8	54,648.2

Equity	16
Common shareholders’ equity		21,615.0	17,780.3	15,199.8
Preferred stock		1,335.5	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		22,950.5	19,115.8	16,535.3
Non-controlling interests		4,750.4	3,902.9	4,940.9
Total equity		27,700.9	23,018.7	21,476.2
		91,985.1	78,818.5	76,124.4
(1)	See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Earnings

for the years ended December 31, 2023 and 2022

(US$ millions except per share amounts)

	Notes	2023	2022
			Restated(1)
Insurance
Insurance revenue	23	26,934.8	24,703.5
Insurance service expenses	24	(21,944.1)	(20,467.3)
Net insurance result		4,990.7	4,236.2
Cost of reinsurance		(4,977.4)	(4,509.2)
Recoveries of insurance service expenses	24	3,943.7	3,274.4
Net reinsurance result		(1,033.7)	(1,234.8)
Insurance service result		3,957.0	3,001.4
Other insurance operating expenses	23, 24	(966.4)	(656.4)
Net finance income (expense) from insurance contracts	10	(2,152.7)	2,014.4
Net finance income (expense) from reinsurance contract assets held	10	547.1	(397.1)
		1,385.0	3,962.3
Investment income
Interest and dividends	5	1,896.2	961.8
Share of profit of associates	6	1,022.2	1,022.4
Net gains (losses) on investments	5	1,949.5	(1,573.2)
		4,867.9	411.0
Other revenue and expenses
Non-insurance revenue		6,614.5	5,581.6
Non-insurance expenses	24	(6,568.7)	(5,520.9)
Gain on sale and consolidation of insurance subsidiaries	21	549.8	1,219.7
Interest expense		(510.0)	(452.8)
Corporate and other expenses	24	(430.2)	(296.7)
		(344.6)	530.9
Earnings before income taxes		5,908.3	4,904.2
Provision for income taxes	18	(813.4)	(1,092.5)
Net earnings		5,094.9	3,811.7

Attributable to:
Shareholders of Fairfax		4,381.8	3,374.2
Non-controlling interests	16	713.1	437.5
		5,094.9	3,811.7

Net earnings per share	17	$186.87	$140.83
Net earnings per diluted share	17	$173.24	$131.37
Cash dividends paid per share	16	$10.00	$10.00
Shares outstanding (000) (weighted average)	17	23,183	23,638
(1)	See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income

for the years ended December 31, 2023 and 2022

(US$ millions)

	Notes	2023	2022
			Restated(1)
Net earnings		5,094.9	3,811.7

Other comprehensive income (loss), net of income taxes	16

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries		(39.6)	(676.6)
Gains (losses) on hedge of net investment in Canadian subsidiaries	7	(56.6)	149.5
Gains (losses) on hedge of net investment in European operations	7	(27.8)	51.8
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	6	30.5	(132.0)
Other		0.3	2.2
		(93.2)	(605.1)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	21	1.9	19.7
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	6, 21	18.2	(4.3)
		(73.1)	(589.7)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans		(32.9)	121.7
Share of net gains (losses) on defined benefit plans of associates	6	(5.1)	59.4
Other		28.2	—
		(9.8)	181.1
Other comprehensive income (loss), net of income taxes		(82.9)	(408.6)
Comprehensive income		5,012.0	3,403.1

Attributable to:
Shareholders of Fairfax		4,353.4	3,163.5
Non-controlling interests		658.6	239.6
		5,012.0	3,403.1
(1)	See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Changes in Equity

for the years ended December 31, 2023 and 2022

(US$ millions)

			Share-					Equity
			based		Accumulated			attributable
		Treasury	payments		other	Common		to	Non-
	Common	shares	and other	Retained	comprehensive	shareholders’	Preferred	shareholders	controlling	Total
	shares(1)	at cost	reserves	earnings	income (loss)	equity	shares	of Fairfax	interests	equity

Balance as of January 1, 2023	6,086.3	(891.3)	615.7	10,509.6	(979.6)	15,340.7	1,335.5	16,676.2	3,659.6	20,335.8
Adjustment on initial application of IFRS 17, net of tax as at January 1, 2022 (2)	—	—	—	150.2	—	150.2	—	150.2	10.7	160.9
Adjustment for IFRS 17, net of tax for the year ended December 31, 2022 (2)	—	—	—	2,292.7	(3.3)	2,289.4	—	2,289.4	232.6	2,522.0
Restated balance as of January 1, 2023 (2)	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
Net earnings for the year	—	—	—	4,381.8	—	4,381.8	—	4,381.8	713.1	5,094.9
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	15.5	15.5	—	15.5	(55.1)	(39.6)
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	(56.6)	(56.6)	—	(56.6)	—	(56.6)
Losses on hedge of net investment in European operations	—	—	—	—	(27.8)	(27.8)	—	(27.8)	—	(27.8)
Share of other comprehensive gains of associates, excluding net losses on defined benefit plans	—	—	—	—	28.8	28.8	—	28.8	1.7	30.5
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	1.6	1.6	—	1.6	0.3	1.9
Net unrealized foreign currency translation losses on associates reclassified to net earnings	—	—	—	—	17.9	17.9	—	17.9	0.3	18.2
Net losses on defined benefit plans	—	—	—	—	(31.5)	(31.5)	—	(31.5)	(1.4)	(32.9)
Share of net losses on defined benefit plans of associates	—	—	—	—	(1.5)	(1.5)	—	(1.5)	(3.6)	(5.1)
Other	—	—	—	—	25.2	25.2	—	25.2	3.3	28.5
Issuances for share-based payments	—	74.2	(77.4)	—	—	(3.2)	—	(3.2)	—	(3.2)
Purchases and amortization for share-based payments (note 16)	—	(89.6)	147.0	—	—	57.4	—	57.4	—	57.4
Purchases for cancellation (note 16)	(90.4)	—	—	(183.2)	—	(273.6)	—	(273.6)	—	(273.6)
Common share dividends (note 16)	—	—	—	(245.2)	—	(245.2)	—	(245.2)	(204.5)	(449.7)
Preferred share dividends (note 16)	—	—	—	(49.7)	—	(49.7)	—	(49.7)	—	(49.7)
Acquisitions of subsidiaries (note 21)	—	—	—	—	—	—	—	—	602.6	602.6
Net changes in capitalization (note 16 and note 21)	—	—	(72.6)	19.5	(14.1)	(67.2)	—	(67.2)	(252.1)	(319.3)
Other	—	—	—	(0.4)	63.2	62.8	—	62.8	42.9	105.7
Balance as of December 31, 2023	5,995.9	(906.7)	612.7	16,875.3	(962.2)	21,615.0	1,335.5	22,950.5	4,750.4	27,700.9

Balance as of January 1, 2022	6,182.4	(808.1)	504.8	9,972.2	(801.7)	15,049.6	1,335.5	16,385.1	4,930.2	21,315.3
Adjustment on initial application of IFRS 17, net of tax as at January 1, 2022 (2)	—	—	—	150.2	—	150.2	—	150.2	10.7	160.9
Restated balance as of January 1, 2022 (2)	6,182.4	(808.1)	504.8	10,122.4	(801.7)	15,199.8	1,335.5	16,535.3	4,940.9	21,476.2
Net earnings for the year (2)	—	—	—	3,374.2	—	3,374.2	—	3,374.2	437.5	3,811.7
Other comprehensive income (loss), net of income taxes (2):
Net unrealized foreign currency translation losses on foreign operations	—	—	—	—	(483.0)	(483.0)	—	(483.0)	(193.6)	(676.6)
Gains on hedge of net investment in Canadian subsidiaries	—	—	—	—	149.5	149.5	—	149.5	—	149.5
Gains on hedge of net investment in European operations	—	—	—	—	51.8	51.8	—	51.8	—	51.8
Share of other comprehensive loss of associates, excluding net gains on defined benefit plans	—	—	—	—	(120.7)	(120.7)	—	(120.7)	(11.3)	(132.0)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	—	—	—	19.7	19.7	—	19.7	—	19.7
Net unrealized foreign currency translation gains on associates reclassified to net earnings	—	—	—	—	(3.9)	(3.9)	—	(3.9)	(0.4)	(4.3)
Net gains on defined benefit plans	—	—	—	—	116.9	116.9	—	116.9	4.8	121.7
Share of net gains on defined benefit plans of associates	—	—	—	—	57.8	57.8	—	57.8	1.6	59.4
Other	—	—	—	—	1.2	1.2	—	1.2	1.0	2.2
Issuances for share-based payments	—	62.4	(70.2)	—	—	(7.8)	—	(7.8)	5.3	(2.5)
Purchases and amortization for share-based payments (note 16)	—	(148.2)	146.1	—	—	(2.1)	—	(2.1)	(20.3)	(22.4)
Purchases for cancellation (note 16)	(96.1)	—	—	(103.5)	—	(199.6)	—	(199.6)	—	(199.6)
Common share dividends (note 16)	—	—	—	(249.9)	—	(249.9)	—	(249.9)	(263.2)	(513.1)
Preferred share dividends (note 16)	—	—	—	(45.2)	—	(45.2)	—	(45.2)	—	(45.2)
Acquisitions of subsidiaries (note 21)	—	—	—	—	—	—	—	—	111.5	111.5
Net changes in capitalization (note 16 and note 21)	—	—	37.6	(145.5)	—	(107.9)	—	(107.9)	(1,136.6)	(1,244.5)
Other	—	2.6	(2.6)	—	29.5	29.5	—	29.5	25.7	55.2
Balance as of December 31, 2022	6,086.3	(891.3)	615.7	12,952.5	(982.9)	17,780.3	1,335.5	19,115.8	3,902.9	23,018.7
(1)	Includes multiple voting shares with a carrying value of $3.8 at January 1, 2022, December 31, 2022 and December 31, 2023.
(2)	See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Consolidated Statements of Cash Flows

for the years ended December 31, 2023 and 2022

(US$ millions)

	Notes	2023	2022
			Restated(1)
Operating activities
Net earnings		5,094.9	3,811.7
Depreciation, amortization and impairment charges		896.0	677.4
Net bond discount amortization		(406.3)	(34.2)
Amortization of share-based payment awards		147.0	146.1
Share of profit of associates	6	(1,022.2)	(1,022.4)
Net deferred income taxes	18	173.3	485.7
Net (gains) losses on investments	5	(1,949.5)	1,573.2
Gain on sale and consolidation of insurance subsidiaries	21	(549.8)	(1,219.7)
Net purchases of investments classified at FVTPL	25	(5,499.1)	(9,640.2)
Changes in operating assets and liabilities	25	3,076.3	802.5
Cash used in operating activities		(39.4)	(4,419.9)

Investing activities
Sales of investments in associates	6	1,065.3	192.9
Purchases of investments in associates	6	(882.0)	(363.5)
Net purchases of premises and equipment and intangible assets		(514.1)	(418.9)
Net sales of investment property		53.3	84.7
Purchases of subsidiaries, net of cash acquired	21	240.8	(229.9)
Proceeds from sale of insurance subsidiaries, net of cash divested	21	128.7	1,109.0
Proceeds from sale of non-insurance subsidiaries, net of cash divested	21	—	10.5
Cash provided by investing activities		92.0	384.8

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	15
Proceeds, net of issuance costs		393.9	743.4
Repayments		(29.6)	(0.3)
Net repayments on other revolving credit facilities		(10.0)	(35.0)
Borrowings - non-insurance companies:	15
Proceeds, net of issuance costs		228.6	47.0
Repayments		(163.9)	(25.3)
Net borrowings (repayments) on revolving credit facilities and short term loans		(185.4)	304.1
Principal payments on lease liabilities - holding company and insurance and reinsurance companies		(64.7)	(68.5)
Principal payments on lease liabilities - non-insurance companies		(126.5)	(138.9)
Subordinate voting shares:	16
Purchases for treasury		(89.6)	(148.2)
Purchases for cancellation		(273.6)	(199.6)
Common share dividends	16	(245.2)	(249.9)
Preferred share dividends	16	(49.7)	(45.2)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs	16	27.7	167.5
Purchases of non-controlling interests	16, 21	(340.2)	(1,384.7)
Sales to non-controlling interests	16	65.6	—
Dividends paid to non-controlling interests	16	(204.5)	(261.0)
Cash used in financing activities		(1,067.1)	(1,294.6)
Decrease in cash and cash equivalents		(1,014.5)	(5,329.7)
Cash and cash equivalents – beginning of year		6,119.6	11,685.4
Foreign currency translation		16.3	(236.1)
Cash and cash equivalents – end of year	25	5,121.4	6,119.6

(1)See note 3 for details of transition to IFRS 17.

See accompanying notes.

FAIRFAX FINANCIAL HOLDINGS LIMITED

FAIRFAX FINANCIAL HOLDINGS LIMITED

Notes to Consolidated Financial Statements

for the years ended December 31, 2023 and 2022

(in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations

Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

The company’s consolidated financial statements for the year ended December 31, 2023 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

On January 1, 2023 the company adopted IFRS 17 Insurance Contracts (“IFRS 17”) retrospectively as required by IFRS Accounting Standards. Details of the transition from IFRS 4 to IFRS 17 are described in note 3 and the effects on the company’s total equity as at January 1, 2022 and December 31, 2022 are presented in the consolidated statement of changes in equity. Throughout these consolidated financial statements comparatives have been restated where applicable for the adoption of IFRS 17.

The consolidated balance sheets of the company are presented on a non-classified basis. Assets expected to be realized and liabilities expected to be settled within the company’s normal operating cycle of one year are considered current, including the following balances: cash, short term investments and derivative obligations. The following balances are considered non-current: deferred income tax assets, goodwill and intangible assets and deferred income tax liabilities. All other balances are comprised of current and non-current amounts.

The holding company has significant liquid resources that are generally not restricted by insurance regulators. The subsidiary insurance and reinsurance companies are often subject to a wide variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders rather than investors. These laws and regulations may limit the ability of the insurance and reinsurance companies to pay dividends or make distributions to parent companies. The company’s consolidated balance sheet and consolidated statement of cash flows therefore make a distinction in classification between the holding company and the insurance and reinsurance companies for cash and investments to provide additional insight into the company’s liquidity, financial leverage and capital structure.

These consolidated financial statements were approved for issue by the company’s Board of Directors on March 8, 2024.

3.	Summary of Material Accounting Policies

The principal accounting policies applied to the presentation of these consolidated financial statements and the methods of computation have been consistently applied to all periods presented unless otherwise stated, and are as set out below.

Consolidation

Subsidiaries - The company’s consolidated financial statements include the assets, liabilities, equity, income, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity that the company controls. The company controls an entity when it has power over the entity, is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Assessment of control is based on the substance of the relationship between the company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable or convertible. The operating results of subsidiaries acquired are included in the consolidated financial statements from the date control is acquired (typically the acquisition date), and the operating results of subsidiaries divested are included up to the date control ceased. Any difference between the fair value of the consideration received and the carrying value of a divested subsidiary is recognized in the consolidated statement of earnings, and foreign currency translation gains (losses) of that subsidiary are recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The consolidated financial statements were prepared as of December 31, 2023 and 2022 based on individual holding companies’ and subsidiaries’ financial statements at those dates. Accounting policies of subsidiaries have been aligned with those of the company where necessary. The company’s significant operating subsidiaries are identified in note 27.

Non-controlling interests - Subsequent to initial recognition in a business combination, the carrying value of non-controlling interests is adjusted for the non-controlling interest’s share of the subsidiary’s comprehensive income (loss) and equity transactions. A non-controlling interest’s share of such adjustments is based on its present ownership interest in the subsidiary after consideration of any applicable shareholders’ agreements and other contractual arrangements. Effects of transactions with non-controlling interests are recorded in common shareholders’ equity if there is no change in control.

Business combinations

Business combinations are accounted for using the acquisition method of accounting whereby the consideration transferred is measured at fair value at the date of acquisition. This consideration may include cash paid and the fair value at the date of exchange of assets given, liabilities assumed and equity instruments issued by the company or its subsidiaries. Directly attributable acquisition-related costs are recorded in other insurance operating expenses, non-insurance expenses or corporate and other expenses in the consolidated statement of earnings as incurred. At the date of acquisition, the company recognizes the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquired business. The identifiable assets acquired and liabilities assumed are initially recognized at fair value. For each business combination the company determines whether to initially record non-controlling interest at fair value or as the proportionate share of the identifiable net assets of the acquired subsidiary. If the consideration transferred is less than the fair value of identifiable net assets acquired, the excess is recognized in the consolidated statement of earnings.

An existing equity interest in an acquired subsidiary is remeasured to fair value at the date of the business combination with any gain or loss recognized in net gains (losses) on investments or in gain on consolidation of insurance subsidiaries in the consolidated statement of earnings.

Goodwill and intangible assets

Goodwill - Goodwill is recorded as the excess of consideration transferred over the fair value of the identifiable net assets acquired in a business combination, less accumulated impairment charges, and is allocated to the cash-generating units expected to benefit from the acquisition for impairment testing. Goodwill is assessed annually for impairment or more frequently if there are indicators of impairment by comparing the carrying value of a cash-generating unit, inclusive of its allocated goodwill, to its recoverable amount, with any goodwill impairment measured as the excess of the carrying amount over the recoverable amount. An impairment loss is recorded in other insurance operating expenses or non - insurance expenses in the consolidated statement of earnings. Goodwill is derecognized on disposal of a cash-generating unit to which goodwill was previously allocated.

Intangible assets - Intangible assets are comprised primarily of customer and broker relationships, brand names, Lloyd’s participation rights, computer software (including enterprise systems) and other acquired identifiable non-monetary assets without physical form.

Intangible assets are initially recognized at cost, or at fair value when acquired through a business combination. Intangible assets with a finite life are subsequently measured at cost less accumulated amortization and impairment, where amortization is calculated using the straight-line method over the estimated useful life, and carrying value is re-assessed when there are indicators of impairment. Indefinite-lived intangible assets are not subject to amortization and are assessed annually for impairment or more frequently if there are indicators of impairment. When the carrying value of an intangible asset exceeds its recoverable amount, an impairment loss is recorded in other insurance operating expenses or non-insurance expenses in the consolidated statement of earnings.

The estimated useful lives of the company’s intangible assets are as follows:

Customer and broker relationships	8 to 20 years
Brand names and Lloyd’s participation rights	Indefinite
Computer software	3 to 15 years

FAIRFAX FINANCIAL HOLDINGS LIMITED

Brand names and Lloyd’s participation rights are considered to be indefinite-lived based on their strength, history and expected future use.

Investments in associates

Investments in associates are accounted for using the equity method and are comprised of investments in corporations, limited partnerships and trusts where the company has the ability to exercise significant influence but not control. An investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the company’s share of net assets of the associate. The company’s share of profit (loss) and share of other comprehensive income (loss) of associates are reported in the corresponding lines in the consolidated statement of earnings and consolidated statement of comprehensive income, respectively. An existing equity interest in an acquired associate is remeasured to fair value at the date significant influence is obtained and included in the carrying value of the associate.

The fair value of associates is estimated at each reporting date using valuation techniques consistent with those applied to the company’s other investments in equity instruments. See “Determination of fair value” under the heading of “Investments” in this note for further details. If there is objective evidence that the carrying value of an associate is impaired, it is written down to its recoverable amount, being the higher of the associate’s fair value and value-in-use. The unrealized impairment loss is recognized in share of profit (loss) of associates in the consolidated statement of earnings. An impairment loss is reversed in future periods if the circumstances that led to the impairment no longer exist. The reversal is limited to restoring the carrying value to what it would have been had no impairment loss been recognized in prior periods.

Upon loss of significant influence, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are recycled to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of significant influence or disposition of an associate are recognized in net gains (losses) on investments in the consolidated statement of earnings.

Investments in joint ventures

Investments in joint ventures are accounted for using the equity method (as described in the preceding paragraphs) and are comprised of investments in corporations and limited partnerships where the company has joint control together with one or more third parties by contractual agreement. Joint control requires the unanimous consent of all parties sharing control to make decisions regarding the joint venture’s relevant activities. When a subsidiary constituting a business is contributed to a joint venture, any gain or loss on derecognition of the subsidiary, including recycling of applicable amounts in accumulated other comprehensive income (loss) and remeasurement to fair value of any retained interest in the subsidiary, is recognized in the consolidated statement of earnings. Upon loss of joint control, any retained equity interest classified as a financial asset is remeasured to fair value and all amounts previously recognized in other comprehensive income (loss) are reclassified to the consolidated statement of earnings except those related to defined benefit pension or post retirement plans which are reclassified to retained earnings. Gains and losses on loss of joint control or disposition of a joint venture are recognized in net gains (losses) on investments in the consolidated statement of earnings. Investments in joint ventures and all related activity are presented with investments in associates in these consolidated financial statements.

Consolidated statement of cash flows

The company’s consolidated statement of cash flows is prepared in accordance with the indirect method, classifying cash flows by operating, investing and financing activities.

Cash and cash equivalents - Cash and cash equivalents consist of holding company, subsidiary and Fairfax India cash on hand, demand deposits with banks and other short term highly liquid investments with maturities of three months or less when purchased, and exclude cash and short term highly liquid investments that are restricted.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments

Investments include cash and cash equivalents, short term investments, bonds, equity instruments, investments in associates, derivative assets, other invested assets (primarily investment property) and derivative obligations. Management determines the appropriate classifications of investments at their acquisition date.

Classification - Short term investments, bonds, preferred stocks, common stocks, and derivatives are classified at FVTPL. The company manages these investments on a fair value basis, using fair value information to assess investment performance and to make investment decisions. The company has not elected to irrevocably designate any of its common stocks or preferred stocks at fair value through other comprehensive income. The company classifies its short term investments and bonds based on both the company’s business model for managing those financial assets and their contractual cash flow characteristics. While the contractual cash flows of certain of the company’s short term investments and bonds are solely principal and interest, those investments are neither held for the purpose of collecting contractual cash flows nor held both for collecting contractual cash flows and for sale. The collection of contractual cash flows is incidental to the company’s business model of maximizing total investment return on a fair value basis.

Recognition and measurement - The company recognizes purchases and sales of investments on the trade date, the date on which the company commits to purchase or sell the investment. Transactions pending settlement are reflected on the consolidated balance sheet in other assets or in accounts payable and accrued liabilities. Investments classified at FVTPL are initially recognized at fair value with transaction costs recorded as investment expenses (a component of interest and dividends) in the consolidated statement of earnings.

Subsequent to initial recognition, investments classified at FVTPL are measured at fair value with changes in fair value reported in the consolidated statement of earnings as investment income, comprised of interest and dividends and net gains (losses) on investments. Interest and dividends represent interest income on short term investments and bonds calculated using the effective interest method, and dividends received on holdings of common stocks and preferred stocks, net of investment expenses. All other changes in fair value are reported in net gains (losses) on investments in the consolidated statement of earnings. For short term investments and bonds, the sum of their interest income and net gains (losses) on investments is equal to their total change in fair value for the reporting period.

For investments classified at FVTPL, the company further disaggregates net gains (losses) on investments into realized and unrealized components in note 5. Where a financial instrument continues to be held by the company at the end of a reporting period, changes in the fair value of that instrument during the reporting period, excluding those changes reported as interest and dividends, are presented in net change in unrealized gains (losses). On disposition or as a result of a change in accounting for that financial instrument, its inception-to-date net gain (loss), excluding those changes previously reported as interest and dividends, is presented as net realized gains (losses). The cumulative unrealized net gain (loss) recognized in prior periods on that financial instrument is then reversed in net change in unrealized gains (losses). The sum of the inception-to-date net gain (loss) and the cumulative reversal of prior period net unrealized gains (losses) equals that financial instrument’s net gain (loss) on investment for the current reporting period as presented in the consolidated statement of earnings.

Interest and dividends and net gains (losses) on investments are reported as operating activities in the consolidated statement of cash flows.

Derecognition - An investment is derecognized when the rights to receive cash flows from the investment have expired or have been transferred and when the company has transferred substantially the risks and rewards of ownership.

Short term investments - Highly liquid debt instruments with maturity dates between three months and twelve months when purchased are classified as short term investments.

Bonds - Debt instruments with maturity dates greater than twelve months when purchased, or illiquid debt instruments with maturity dates of twelve months or less when purchased, are classified as bonds.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Derivatives - Derivatives may include interest rate, credit default, currency and total return swaps, futures, forwards, warrants and consumer price index linked (“CPI-linked”) and option contracts, all of which derive their value primarily from changes in underlying interest rates, foreign exchange rates, credit ratings, commodity values, inflation indexes or equity instruments. A derivative contract may be traded on an exchange or over-the-counter (“OTC”). Exchange-traded derivatives are standardized and include futures and certain warrants and option contracts. OTC derivative contracts are individually negotiated between contracting parties and may include the company’s forwards, CPI-linked derivatives and total return swaps.

The company uses derivatives for investment purposes and to mitigate financial risks arising from its investment holdings and reinsurance contracts, and monitors its derivatives for effectiveness in achieving their risk management objectives where applicable.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in holding company cash and investments, and in portfolio investments as derivatives and other invested assets. The fair value of derivatives in a loss position are presented on the consolidated balance sheet in derivative obligations. The initial premium paid for a derivative contract, if any, is recorded as a derivative asset and subsequently adjusted for changes in the fair value of the contract at each reporting date. Changes in the fair value of derivatives are recorded as net gains (losses) on investments in the consolidated statement of earnings.

Cash received from counterparties as collateral for derivative contracts is recognized on the consolidated balance sheet in holding company cash and investments or subsidiary cash and short term investments, and a corresponding liability is recognized in accounts payable and accrued liabilities. Securities received from counterparties as collateral are not recorded as assets.

Cash and securities delivered to counterparties as collateral for derivative contracts continue to be reflected as assets on the consolidated balance sheet in holding company cash and investments or in portfolio investments as assets pledged for derivative obligations. The portion of the collateral related to changes in fair value of derivative contracts may be repledged by the counterparties holding the collateral.

Determination of fair value - Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in interpreting market data used to develop estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or valuation methodologies may have a material effect on the estimated fair values. The fair values of financial instruments are based on bid prices for financial assets and ask prices for financial liabilities. The company categorizes its fair value measurements using a three-level fair value hierarchy in accordance with IFRS as described below:

Level 1 - Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair values of the majority of the company’s common stocks, equity call options and certain warrants are based on published quotes in active markets.

Level 2 - Inputs include directly or indirectly observable inputs (other than Level 1 inputs) such as quoted prices for similar financial instruments exchanged in active markets, quoted prices for identical or similar financial instruments exchanged in inactive markets and other market observable inputs. The fair value of the vast majority of the company’s investments in bonds are priced based on information provided by independent pricing service providers while much of the remainder, along with most derivative contracts (including total return swaps, U.S. treasury bond forward contracts and certain warrants) are based primarily on non-binding third party broker-dealer quotes that are prepared using Level 2 inputs. Where third party broker-dealer quotes are used, typically one quote is obtained from a broker-dealer with particular expertise in the instrument being priced. Preferred stocks are priced using a combination of independent pricing service providers and internal valuation models that rely on directly or indirectly observable inputs.

The fair values of investments in certain limited partnerships classified as common stocks on the consolidated balance sheet are based on the net asset values received from the general partner, adjusted for liquidity as required and are classified as Level 2 when they may be liquidated or redeemed within three months or less of providing notice to the general partner. All other such investments in limited partnerships are classified as Level 3.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Level 3 - Inputs include unobservable inputs that management uses to develop assumptions for which market data is limited or unavailable at the measurement date. In some instances, such as for private company preferred shares, management will use limited recent market transactions that are corroborated by industry accepted discounted cash flow models that incorporate one or more unobservable inputs.

Transfers between fair value hierarchy levels are considered effective from the beginning of the annual reporting period in which the transfer is identified.

Valuation techniques used by the company’s independent pricing service providers and third party broker-dealers include use of prices from similar instruments where observable market prices exist, discounted cash flow analysis, option pricing models, and other valuation techniques commonly used by market participants. The company assesses the reasonableness of pricing received from these third party sources by comparing the fair values received to recent transaction prices for similar assets where available, to industry accepted discounted cash flow models (that incorporate estimates of the amount and timing of future cash flows and market observable inputs such as credit spreads and discount rates) and to option pricing models (that incorporate market observable inputs including the quoted price, volatility and dividend yield of the underlying security and the risk free rate).

The company employs specialist personnel for the valuation of its investment portfolio. Detailed valuations are prepared for those financial instruments that are priced internally, while external pricing received from independent pricing service providers, third party broker-dealers and industry experts are evaluated by the company for reasonableness. The company’s Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company’s Audit Committee.

Foreign currency translation

Functional and presentation currency - The consolidated financial statements are presented in U.S. dollars which is the holding company’s functional currency and the presentation currency of the consolidated group.

Foreign currency transactions - Foreign currency transactions are translated into the functional currencies of the holding company and its subsidiaries using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of earnings in net gains (losses) on investments. Non-monetary items carried at cost are translated using the exchange rate at the date of the transaction. Non-monetary items carried at fair value are translated using the exchange rate at the date the fair value is determined.

Translation of foreign subsidiaries - The functional currency of some of the company’s subsidiaries (principally in Canada, Europe, India, other parts of Asia and South America) differ from the consolidated group’s U.S. dollar presentation currency. Assets and liabilities of these foreign subsidiaries (including goodwill and fair value adjustments arising on their acquisition, where applicable) are translated on consolidation using exchange rates at the balance sheet date. Income and expenses are translated at average exchange rates for the period. The net unrealized gain or loss resulting from this translation is recognized in accumulated other comprehensive income (loss), and recycled to the consolidated statement of earnings upon loss of control of a foreign subsidiary.

Hedging

At the inception of a hedge transaction the company documents the economic relationship between the hedged item and hedging instrument, and its risk management objective and strategy for undertaking the hedge.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net investment hedge - The company has designated the principal amount of its Canadian dollar denominated borrowings as a hedge of its net investment in its Canadian subsidiaries with a Canadian dollar functional currency, and has designated the principal amount of its euro denominated borrowings as a hedge of its net investment in its European operations with a euro functional currency. Unrealized gains or losses relating to the effective portions of the hedges are initially recognized in other comprehensive income (loss), and recycled from accumulated other comprehensive income (loss) to the consolidated statement of earnings upon disposal of an investment in a hedged foreign subsidiary or associate. Gains and losses relating to any ineffective portion of the hedges are recorded in net gains (losses) on investments in the consolidated statement of earnings.

Insurance contracts and reinsurance contract assets held

Definition and classification

Insurance contracts - Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder, with the possibility of paying, including variability in the timing of payments, significantly more in a scenario where the insured event occurs than when it does not occur. Contracts not meeting the definition of an insurance contract are classified as investment contracts, derivative contracts or service contracts, as appropriate. Insurance contracts include both direct and assumed (reinsurance) insurance contracts issued by the company.

Reinsurance contract assets held - Ceded reinsurance contracts do not relieve the company of its liability associated with underlying insurance contracts. Reinsurance contract assets held are presented separately on the consolidated balance sheet to indicate the extent of credit risk and the obligations of the company to its policyholders.

Insurance contracts acquired in a transfer or in a business combination - Insurance contracts acquired in a transfer or in a business combination represent the risk of future development of claims that have already been incurred and the settlement of those claims in addition to any unexpired insurance coverage remaining on the acquired contracts.

Unit of account and recognition - Insurance contracts and reinsurance contract assets held are required to be aggregated into portfolios of insurance contracts, based on underlying risk and the management of those risks, then further aggregated into groups based on the underlying expected profitability and date of issuance, with groups not containing contracts issued more than one year apart.

Insurance contracts are recognized from the earliest of: the beginning of the insurance contract’s coverage period; when payment from the policyholder becomes due or, if there is no contractual due date, when it is received; and when a contract is onerous.

Reinsurance contract assets held that provide proportionate reinsurance coverage are recognized from the later of: the beginning of the reinsurance contract’s coverage period; and when underlying insurance contracts are initially recognized.

Reinsurance contract assets held that do not provide proportionate reinsurance coverage are recognized at the beginning of the coverage period for the reinsurance contract unless the company recognizes onerous insurance contracts at an earlier date which are reinsured and the related reinsurance contract was entered into prior to the onerous contract being recognized, in which case the reinsurance contract assets held are recognized at the date the onerous groups of underlying insurance contracts are recognized.

When insurance and reinsurance contract assets held are recognized, they are added to an existing group of contracts where possible. If the insurance contract cannot be added to an existing group based on the criteria set out above, a new group is formed. Groups of contracts are established on initial recognition and their composition is not revised once all contracts have been added to the group.

For insurance contracts acquired with incurred claims and remaining coverage, the company is considered to have issued a new, separate insurance contract with two coverages: coverage for claims events that have yet to occur and coverage for the development of claims events that have already occurred. For acquired contracts in their settlement period which are fully earned, the company is considered to have issued an adverse development cover for the acquired claim liability. These types of insurance contracts are accounted for as if they were entered into at the date of acquisition or transfer.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Measurement

The company measures its insurance contracts and reinsurance contract assets held, depending on the types of contracts written, using principally two models: Premium Allocation Approach (“PAA”) and to a lesser extent the General Measurement Model (“GMM”), primarily at its life and run - off operations. Short - duration contracts where there is no significant variability in cash flows are primarily measured using the PAA, while long - duration contracts, which often include acquired contracts, are primarily measured using the GMM. The principles for initial and subsequent measurement when applying the GMM or the PAA are applicable to both property and casualty and life insurance contracts. The measurement components are:

Contract boundary - The contract boundary determines the cash flows that are included in the measurement of a group of insurance contracts and reinsurance contract assets held. For insurance contracts, cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the company can compel the policyholder to pay premiums or has a substantive obligation to provide services including insurance coverage. For reinsurance contract assets held, cash flows are within the contract boundary if they arise from substantive rights and obligations that exist during the reporting period in which the company is compelled to pay amounts to the reinsurer or has a substantive right to receive services from the reinsurer.

Fulfillment cash flows within the contract boundary - Fulfillment cash flows are current estimates of cash flows within the contract boundary of a group of contracts which include premiums, claims, acquisition costs and other expenses that the company expects, adjusted to reflect the timing and uncertainty of those amounts with an explicit risk adjustment for non - financial risk.

There are two types of directly attributable costs that are included in the contract boundary:

Acquisition costs - Certain costs of acquiring insurance contracts, consisting of broker commissions, premium taxes, underwriting costs and related overhead are deferred and amortized into earnings as the related premiums are earned. Insurance acquisition cash flows are allocated to groups of insurance contracts based on the contracts that generated the expenses. Insurance acquisition cash flows paid before the recognition of the related group of contracts are recognized as an asset and subsequently derecognized and included within the group of insurance contracts when the related contracts are recognized. At each reporting date, the company assesses for impairment and will recognize impairment losses when the carrying amount of the asset exceeds the expected net cash inflows for the related group of insurance contracts. The company reverses any impairment losses and increases the carrying amount of the asset to the extent that the impairment conditions have reversed.

Other costs that are incurred in fulfilling insurance contracts - These comprise all remaining directly attributable costs that are not categorized as acquisition costs and include losses on claims, together with both allocated and unallocated loss adjustment expenses, and related overhead.

Contracts measured under the Premium Allocation Approach

The company uses the PAA for measuring all insurance and reinsurance contract assets held which are eligible for the simplified methodology. Insurance and reinsurance contract assets held are eligible when the coverage period of each contract in the group is one year or less or the company reasonably expects that the resulting measurement of the liability for remaining coverage (“LRC”) would not differ materially from that of applying the GMM. When comparing the different possible measurements, the company considers the impact of different release patterns of the LRC to the consolidated statement of earnings, the impact of discounting and financial risks, and whether significant variability in the cash flows exists.

Insurance contracts

Initial measurement - On initial recognition of each group of insurance contracts, the carrying amount of the LRC is measured as the premiums received on initial recognition minus any insurance acquisition cash flows allocated to the group, adjusted for any amounts previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows). The company defers and amortizes insurance acquisition cash flows for all groups of contracts. Unless the contracts are onerous, the explicit risk adjustment for non - financial risk is only estimated for the measurement of the liability for incurred claims (“LIC”).

FAIRFAX FINANCIAL HOLDINGS LIMITED

If there are indications that a group of insurance contracts is onerous, then the company recognizes a loss in insurance service expense in the consolidated statement of earnings and increases the LRC if the current estimates of the fulfillment cash flows that relate to remaining coverage exceed the carrying amount of the LRC. This excess is recognized as a loss component within the LRC, which is reported in insurance contract liabilities on the consolidated balance sheet.

Subsequent measurement - The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. On subsequent measurement, the carrying amount of the LRC is increased by any premiums received and the amortization of insurance acquisition cash flows recognized as expenses, and decreased by the amount recognized as insurance revenue for services provided and any additional insurance acquisition cash flows allocated after initial recognition.

The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported (“IBNR”). It reflects both a risk adjustment for non - financial risk and the time value of money as most of the company’s insurance contracts issued and measured under the PAA typically have a settlement period of over one year.

In each reporting period, the company remeasures the loss component using the same calculation as on initial recognition and reflects any changes by adjusting the loss component as required until the loss component is reduced to zero, with such adjustments recognized in insurance service expenses. If a loss component did not exist on initial recognition but there are indications that a group of contracts is onerous on subsequent measurement, then the company establishes the loss component using the same methodology as on initial recognition.

Reinsurance contract assets held

Initial measurement - On initial recognition of each group of reinsurance contracts, the carrying amount of the asset for remaining coverage (“ARC”) is measured as the premiums paid (i.e. premiums ceded) on initial recognition, adjusted for ceding commissions that are not contingent on claims and any amounts previously recognized for cash flows related to the group. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held. For contracts measured under the PAA, the explicit risk adjustment for non - financial risk is only estimated for the measurement of the asset for incurred claims (“AIC”).

When there is an onerous group of underlying contracts, a loss - recovery component is created for the group of reinsurance contract assets held which adjusts the ARC, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.

Subsequent measurement - The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. On subsequent measurement, the carrying amount of the ARC is increased by any premiums paid, and reduced by the amount recognized as cost of reinsurance for services received.

For contracts measured under the PAA, the asset for incurred claims is measured consistent with the asset for incurred claims under the GMM and reflects a risk adjustment for non - financial risk and the time value of money as most of the company’s reinsurance contract assets held and measured under the PAA typically have a settlement period of over one year.

If a loss - recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.

Contracts measured under the General Measurement Model

Insurance contracts

Initial measurement - On initial recognition, the company measures a group of insurance contracts as the total of (i) fulfillment cash flows, which comprise estimates of future cash flows, adjusted to reflect the time value of money and both financial and non - financial risk, and (ii) the contractual service margin (“CSM”) representing the unearned profit.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The risk adjustment for non - financial risk for a group of insurance contracts, determined separately from the other estimates, reflects the compensation required for bearing uncertainty about the amount and timing of the cash flows that arise from non - financial risk. For insurance contracts issued, the portion of the risk adjustment for non - financial risk relating to the LRC is recognized in insurance revenue as the risk is released, while the portion relating to the LIC is recognized in insurance service expenses. The entire change in the risk adjustment is therefore included within the insurance service result in the consolidated statement of earnings. The significant judgments used in determining the risk adjustment are further described in note 4.

The CSM on initial recognition of a group of insurance contracts is recognized as the net inflow of the total of fulfillment cash flows and any amount arising from the derecognition of any assets or liabilities previously recognized for cash flows related to the group (including assets for insurance acquisition cash flows).

If the fulfillment cash flows are a net outflow, then the group of insurance contracts is onerous and the net outflow is recognized as a loss within insurance service expense in the consolidated statement of earnings and as a loss component within the LRC on the consolidated balance sheet to represent the amount of the net cash outflow, which determines the amounts that are subsequently presented within insurance revenue and insurance service expense.

Subsequent measurement - The carrying amount of a group of insurance contracts at each reporting date is the sum of the LRC and the LIC. The LRC comprises the fulfillment cash flows that relate to future insurance coverage and services and remaining CSM. The LIC includes the fulfillment cash flows for losses on claims and expenses that have not yet been paid, including claims that have been incurred but not reported.

The fulfillment cash flows of groups of insurance contracts are measured at the reporting date using current estimates of future cash flows, current discount rates and current estimates of the risk adjustment for non - financial risk.

Changes in expected fulfillment cash flows which relate to future services adjust the CSM or are recognized in the consolidated statement of earnings if there is a loss component or no CSM. Changes in fulfillment cash flows which relate to current or past services are recognized in the consolidated statement of earnings. Any changes from the effects of the time value of money or financial risk are recognized within net finance income (expense) from insurance contracts in the consolidated statement of earnings.

The CSM of each group of contracts is adjusted to reflect changes in unearned profit, including from new contracts, interest accretion on the CSM, assumption changes related to future service that impact the fulfillment cash flows, effects of currency exchange differences on the CSM, and CSM recognized in revenue for services provided in the reporting period.

If a loss component exists, when there are changes to the fulfillment cash flows within the LRC, they are allocated between the loss component and the LRC excluding the loss component on a systematic basis. The systematic basis is determined by the proportion of the loss component relative to the total estimate of the present value of the future cash outflows plus the risk adjustment for nonfinancial risk at the beginning of each year (or on initial recognition if a group of contracts is initially recognized in the year). Decreases in future fulfillment cash flows reduce the remaining loss component and reinstate the CSM after the loss component is reduced to zero, and conversely, increases in future fulfillment cash flows increase the loss component with changes in the loss component recognized within insurance service expense in the consolidated statement of earnings. The company applies the systematic allocation first before increases and decreases to the loss component related to future service in each reporting period. Insurance finance income or expense will be allocated to the loss component as part of the systematic allocation at current rates.

Reinsurance contract assets held

Initial measurement - On initial recognition, the CSM of a group of reinsurance contract assets held represents the net cost or net gain on purchasing reinsurance. The CSM is measured as the equal and opposite amount of the total of the fulfillment cash flows, any amounts arising from the derecognition of any assets or liabilities previously recognized for cash flows related to the group, any cash flows arising at that date and any income recognized in the consolidated statement of earnings because of onerous underlying contracts recognized at that date. However, if any net cost on purchasing reinsurance coverage relates to insured events that occurred before the initial recognition of the group, then the company recognizes the cost immediately in the consolidated statement of earnings as an expense in net reinsurance result.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company measures the estimates of the present value of future cash flows using assumptions that are consistent with those used to measure the estimates of the present value of future cash flows for the underlying insurance contracts, with an adjustment for any risk of non - performance by the reinsurer which represents losses from disputes or credit risk. The company does not recognize any insurance acquisition cash flows for reinsurance contract assets held.

The risk adjustment for non - financial risk is the amount of risk being transferred by the company to the reinsurer and is calculated by determining these amounts on a gross and net of reinsurance basis, with the difference representing the amounts transferred. The significant judgments used in determining the risk adjustment are further described in note 4.

The company adjusts the CSM of the group of reinsurance contracts and recognizes a loss - recovery component on initial recognition of onerous underlying contracts, if the reinsurance contract is entered into before or at the same time as the onerous underlying contracts are recognized. The adjustment to the CSM is determined by multiplying the amount of the loss that relates to the underlying contracts and the expected percentage of claims recovery on the underlying contracts.

A loss - recovery component is created for the group of reinsurance contract assets held which adjusts the CSM, and determines the amounts that are subsequently presented in the consolidated statement of earnings within net reinsurance result as reversals of recoveries of losses and removed from the cost of reinsurance.

For reinsurance contract assets held acquired in a transfer of contracts or a business combination covering onerous underlying contracts, the adjustment to the CSM is determined using the same calculation, except it is calculated at the date of acquisition. For reinsurance contract assets held acquired in a business combination, the adjustment to the CSM reduces goodwill or increases a gain on a bargain purchase.

Subsequent measurement - The carrying amount of a group of reinsurance contract assets held at each reporting date is the sum of the ARC and the AIC. The ARC comprises (i) the fulfillment cash flows that relate to services that will be received under the contracts in future periods, and (ii) any remaining CSM at that date. The AIC includes the fulfillment cash flows for recovery of losses on claims and expenses that have not yet been received, including for recovery of claims that have been incurred but not yet reported.

The CSM of each group of reinsurance contract assets held is adjusted to reflect changes to fulfillment cash flows, including from new contracts, assumption changes, and the amounts recognized in the consolidated statement of earnings from services received in the reporting period. For changes in fulfilment cash flows which result from changes in the fulfillment cash flows of the underlying insurance contracts which do not adjust the CSM, these changes are recognized immediately within the consolidated statement of earnings.

If a loss - recovery component exists, it is adjusted on subsequent measurement to reflect changes in the loss component of the onerous group of underlying contracts to the extent that it impacts reinsured cash flows, but it cannot exceed the portion of the loss component of the onerous group of underlying contracts that the company expects to recover from the reinsurance contract assets held.

Insurance contracts acquired in a transfer or in a business combination

Initial measurement - On initial recognition of insurance contracts that are acquired in a transfer or in a business combination, the company records the contracts as if it had entered into them on the acquisition date. For insurance contracts acquired in a transfer, the consideration received or paid represents the premium deemed to be received. For insurance contracts acquired in a business combination, the consideration is deemed to be the insurance contracts’ fair value at the acquisition date. Acquired contracts which are in their settlement period are included within the LRC and their coverage period extended to reflect the expected settlement of these claims.

Subsequent measurement - On subsequent measurement of insurance contracts that are acquired in a transfer or in a business combination, the company accounts for the contracts using the same principles as applied to other insurance contracts measured under the GMM and the LRC will be released into insurance revenue over the expected claims settlement pattern with the claims being recognized within insurance service expenses as those claims are settled.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Derecognition and contract modification

An insurance contract is derecognized when it is extinguished, i.e. when the specified obligations in the contract expire or are discharged or cancelled. An insurance contract is also derecognized if its terms are modified in a way that would have significantly changed the accounting for the contract had the new terms always existed, in which case a new contract based on the modified terms is recognized. If an insurance contract modification does not result in derecognition, then the changes in cash flows caused by the modification are treated as changes in estimates of fulfillment cash flows.

Presentation

Any assets or liabilities recognized for cash flows arising before the recognition of the related group of contracts (including any assets for insurance acquisition cash flows) are included in the carrying amount of the related portfolios of contracts (see note 8).

Amounts recognized in the consolidated statement of earnings for insurance contracts are disaggregated into (i) an insurance service result, comprised of insurance revenue and insurance service expenses (“net insurance result”), (ii) cost of reinsurance and recoveries of insurance service expense (“net reinsurance result”), and (iii) net finance income or expenses from insurance contracts.

Changes in the risk adjustment for non-financial risk are not disaggregated between the insurance service result and net finance income or expenses from insurance contracts. All changes in the risk adjustment for non-financial risk are included in the insurance service result in the consolidated statement of earnings.

Consolidated Statement of Earnings

Insurance revenue

Contracts measured under the PAA

For contracts measured under the PAA, the company recognizes insurance revenue based on the expected premium receipts and the passage of time over the coverage period of a group of contracts unless the release of risk differs significantly from the passage of time, such as with certain acquired contracts. In those instances insurance revenue is recognized based on the release of risk.

Contracts measured under the GMM

Insurance revenue is recognized over the coverage terms of the underlying policies in accordance with the level of protection provided, which is represented by the total of the changes in the LRC for which consideration is expected, comprised of the following:

●	a release of the CSM, measured based on services provided as described below;
●	changes in the risk adjustment for non - financial risk relating to current services;
●	claims and other insurance service expenses incurred in the period, measured at the amounts expected at the beginning of the year;
●	insurance revenue would be reduced by systematic allocations to the loss component for changes in risk adjustment and incurred claims and other insurance service expenses;
●	amortization of insurance acquisition cash flows; and
●	other amounts, including premium experience adjustments related to current or past service.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The amount of the CSM that is recognized as insurance revenue in each period is determined by calculating the amount of insurance services provided in the current period compared to future periods over the expected coverage period. The expected coverage period reflects the coverage term and expectations of insured events occurring to the extent that they affect the expected coverage period.

Insurance service expense

Insurance service expenses arising from insurance contracts are recognized in the consolidated statement of earnings as they are incurred and include losses on claims, other insurance service expenses, amortization of insurance acquisition costs, losses and reversals of losses on onerous contracts, and impairment losses and reversals of those impairment losses on insurance acquisition cash flow assets.

Net reinsurance result

Net reinsurance result comprises the cost of reinsurance less recoveries of insurance service expenses from reinsurers. The cost of reinsurance is recognized in the consolidated statement of earnings as services are received from the reinsurer over the coverage period. Recoveries of insurance service expenses from reinsurers are recognized in the consolidated statement of earnings as claims and other insurance service expenses are recovered, including any changes in expectations for these amounts, and recoveries and reversals of recoveries of the loss - recovery component. The establishment of the loss - recovery component and subsequent increases or decreases in the loss - recovery component related to future service are presented in net reinsurance result.

Net finance income or expense from insurance contracts and reinsurance contract assets held

Net finance income or expense from insurance contracts and reinsurance contract assets held as presented in the consolidated statement of earnings are principally comprised of changes in the carrying amounts of insurance and reinsurance contracts arising from the effects of the time value of money. The sources of the insurance finance income and expense arise from the effects of discounting the fulfillment cash flows within the ARC and LRC under the GMM and the AIC and LIC under all measurement models at current rates; discounting the ARC and LRC under the PAA where a significant financing component exists and accreting interest on the CSM at locked-in rates.

Insurance contract receivables and payables

Insurance contract receivables and payables primarily consist of amounts owing from and to agents, brokers, third party administrators and other intermediaries that are not directly attributable to a specific group of insurance or reinsurance contracts.

Foreign currency transactions in insurance contracts and reinsurance contract assets held

Foreign currency transactions within groups of insurance contracts and reinsurance contract assets held are accounted for using a multi-currency approach whereby each group’s underlying cash flows are accounted for in their transactional currencies and each group of contracts, including a group’s CSM, is considered a monetary item. As a result, the underlying currencies within a group are translated at the end of a reporting period into the company's functional currency at period-end exchange rates. Foreign exchange gains and losses resulting from the settlement or from the translation at period-end exchange rates of the underlying currencies within a group of insurance contracts or reinsurance contract assets held are recognized in the consolidated statement of earnings in net gains (losses) on investments.

Income taxes

The provision for income taxes for the period comprises current and deferred income tax. Income taxes are recognized in the consolidated statement of earnings, except when related to items recognized in other comprehensive income (loss) or in equity. In those cases, the income taxes are also recognized in other comprehensive income (loss) or in equity, respectively, except for dividends where the income taxes are recognized in earnings, other comprehensive income (loss) or equity according to where the transactions that generated the distributable profits were recognized.

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Deferred income tax is calculated under the liability method whereby deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases at current substantively enacted tax rates. With the exception of initial recognition of deferred income tax arising from business combinations, changes in deferred income tax associated with components of other comprehensive income (loss) are recognized in other comprehensive income (loss) while all other changes in deferred income tax are included in the provision for income taxes in the consolidated statement of earnings.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized. Carry forwards of unused losses or unused tax credits are tax effected and recognized as deferred tax assets when it is probable that future taxable profits will be available against which these losses or tax credits can be utilized.

Deferred income tax is not recognized on unremitted earnings of subsidiaries where the company has determined it is not probable those earnings will be repatriated in the foreseeable future.

Current and deferred income tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and there is a legally enforceable right of offset.

Investment property

Investment property consists of real estate held by the company for capital appreciation, rental income, or both, and is initially recorded at cost, including transaction costs, and subsequently measured at fair value. On the consolidated balance sheet investment property is included in portfolio investments by the insurance and reinsurance companies and in other assets by the non-insurance companies. In the consolidated statement of earnings, insurance and reinsurance companies record investment property rental income and direct expenses in interest and dividends, and changes in fair value in net gains (losses) on investments, while non-insurance companies record investment property rental income and changes in fair value in non - insurance revenue, and direct expenses in non - insurance expenses.

Non - insurance revenue

Non - insurance revenue is primarily comprised of revenue earned by the non-insurance companies. Revenue from restaurant and retail sales is recognized when the company provides goods to the customer and receives payment. Revenue from the sale of other goods is typically recognized when shipped to the customer, with payment received in advance of shipment. The shipping and handling performance obligation is recorded as a contract liability and recognized as revenue once the services have been performed. Revenue from providing travel, hospitality and other non-insurance services is recognized over time based on measured progress towards complete satisfaction of the related performance obligations. Payment is usually received at the time of initial booking for travel and hospitality services, and received in installments for other services. Unconditional payments due from customers for satisfied performance obligations are recorded as non-insurance revenue receivables within other assets on the consolidated balance sheet. Customer prepayments are recorded as deferred revenue within accounts payable and accrued liabilities on the consolidated balance sheet and are not recognized as revenue until the shipment of goods or provision of services occurs. Certain contracts include multiple deliverables which are accounted for as separate performance obligations, with the transaction price allocated to the performance obligations based on their individual selling prices.

Non - insurance expenses

Non - insurance expenses is primarily comprised of the cost of inventories sold or services provided and the operating expenses of the non-insurance companies.

Equity

Common stock issued by the company is classified as equity when there is no contractual obligation to transfer cash or other financial assets to the holder of the shares. Incremental costs directly attributable to the issue or repurchase of equity instruments are recognized in equity, net of tax.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Treasury shares are equity instruments repurchased by the company which have not been canceled and are deducted from equity on the consolidated balance sheet, irrespective of the objective of the purchase. The company acquires its own subordinate voting shares on the open market for its share-based payment awards. No gain or loss is recognized in the consolidated statement of earnings on the purchase, sale, issue or cancellation of treasury shares. Consideration paid or received is recognized directly in equity.

Dividends and other distributions to holders of the company’s equity instruments are recognized directly in equity.

Net earnings per share attributable to shareholders of Fairfax

Net earnings (loss) per share - Basic net earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to shareholders of Fairfax, after the deduction of preferred share dividends declared and the excess over stated value of preferred shares purchased for cancellation, by the weighted average number of subordinate and multiple voting shares issued and outstanding during the period, excluding subordinate voting shares purchased by the company and held as treasury shares.

Net earnings (loss) per diluted share - Diluted net earnings (loss) per share is calculated in the same manner as basic net earnings (loss) per share except that the weighted average number of subordinate and multiple voting shares outstanding during the period is adjusted for the dilutive effect, if any, of share-based payments.

New accounting pronouncements adopted in 2023

IFRS 17 Insurance Contracts (“IFRS 17”)

IFRS 17, a comprehensive standard for the recognition, measurement, presentation and disclosure of insurance contracts, was adopted by the company on January 1, 2023. The standard requires entities to measure insurance contracts using current estimates of fulfillment cash flows, which include all future cash flows associated with insurance contracts, under one of three measurement models, of which the company principally uses two as discussed above. The company primarily underwrites commercial property, casualty, and specialty risks including treaty and facultative reinsurance. The company, through Eurolife, also writes life, disability, accident, health and critical illness insurance in addition to offering investment related products.

Impact of Transition

Under the transitional provisions of IFRS 17, the cumulative effect of initially applying IFRS 17 was an increase to common shareholders’ equity of $150.2, which was recognized as an adjustment to retained earnings in the opening consolidated balance sheet as at January 1, 2022. Additionally, the prior year was restated as required, resulting in an increase to consolidated net earnings attributable to shareholders of Fairfax of $2,227.0 for the year ended December 31, 2022 and a cumulative increase to common shareholders’ equity of $2,439.6 at December 31, 2022. These adjustments are presented in the consolidated statements of changes in equity for the years ended December 31, 2023 and 2022 as applicable.

The majority of the company’s insurance contracts issued and reinsurance contract assets held are measured using the PAA. The measurement principles using the PAA which differ from those under IFRS 4 primarily include:

●	the discounting and the inclusion of a specific risk adjustment for non-financial risk for the provision for losses and loss adjustment expenses (previously included in insurance contract liabilities on the consolidated balance sheet), which are included within the LIC and AIC;
●	the measurement of unearned premiums (previously included in insurance contract liabilities on the consolidated balance sheet) and deferred premium acquisition costs which are now measured as the actual cash flows of premiums received less insurance acquisition cash flows paid and are included net within the LRC and ARC;
●	the netting of certain assumed ceding commission expenses with insurance revenue which were shown gross in the consolidated statement of earnings under IFRS 4;

FAIRFAX FINANCIAL HOLDINGS LIMITED

●	the netting of certain reinsurance ceded commission revenue with the cost of reinsurance which were shown gross in the consolidated statement of earnings under IFRS 4; and
●	the inclusion of net insurance finance income or expense from insurance contracts issued and reinsurance contract assets held in the consolidated statement of earnings which represents the accretion of the effect of discounting and the changes in interest rates and other financial assumptions.

The cumulative increases to common shareholders’ equity were comprised as follows:

	December 31, 2022	January 1, 2022
Common shareholders’ equity as previously reported	15,340.7	15,049.6
IFRS 17 adjustments:
Discounting of provision for losses and loss adjustment expenses	4,668.7	1,536.9
Inclusion of a specific risk adjustment for non-financial risk for provision for losses and loss adjustment expenses	(1,635.5)	(1,421.8)
Other measurement adjustments	375.8	106.7
Deferred income taxes (1)	(726.1)	(60.9)
Non-controlling interests	(243.3)	(10.7)
	2,439.6	150.2
Common shareholders’ equity as restated	17,780.3	15,199.8
(1)	Principally reflects a net increase to deferred income tax liabilities due to the benefit of discounting provision for losses and loss adjustment expenses.

The full retrospective approach was principally applied to identify, recognize and measure insurance contracts and reinsurance contract assets held on transition to IFRS 17 where practicable. Where impracticable, the modified retrospective approach was applied.

Full retrospective approach (“FRA”) - Under the FRA, at January 1, 2022 the company identified, recognized and measured each group of insurance contracts and reinsurance contract assets held and any assets for acquisition costs, and derecognized previously reported balances that would not have existed had IFRS 17 always been applied. These included deferred premium acquisition costs for insurance contracts and certain insurance contract receivables and payables including loss reserves and unearned premiums which are included in the measurement of the insurance contracts and reinsurance contract assets held under IFRS 17.

The company considered the FRA impracticable where effects of the retrospective application were not determinable or where hindsight was required to make assumptions on management’s intent in previous periods including estimating the amounts recognized, measured or disclosed in those periods. Considerations for impracticability included data limitations related to system changes and conversions, data retention, and data quality.

The company determined that reasonable and supportable information was available for the majority of insurance contracts and reinsurance contract assets held, particularly those that are measured under the PAA. Where the FRA was determined to be impracticable, the modified retrospective approach was used and primarily related to certain long-duration contracts and acquired insurance contracts where the measurement models were those other than the PAA.

Irrespective of the transition approach applied, the consequential amendments to IFRS 3 Business Combinations introduced by IFRS 17 required that contracts acquired be classified as insurance contracts based on the contractual terms and other factors at the date of acquisition. This requirement was not applied to business combinations before January 1, 2023, for which contracts acquired were classified as insurance contracts based on the conditions at contract inception.

Consolidated statements of cash flows - The application of IFRS 17 did not affect the company’s total cash flows from each of operating, investing, or financing activities.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Other accounting pronouncements adopted in 2023

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments to IAS 12 Income Taxes clarify how companies account for deferred tax on transactions that give rise to equal taxable and deductible temporary differences, such as lease transactions under IFRS 16 Leases that require recognition of a lease liability and a corresponding right-of-use asset at the commencement date of a lease. The amendments preclude the use of the initial recognition exemption on such transactions and upon adoption require the deferred tax asset and liability on temporary differences associated with lease balances to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect of initially applying the amendments recorded as an adjustment to opening equity. Adoption of the amendments on January 1, 2023 in accordance with the applicable transition provisions did not have a significant impact on the company’s consolidated financial statements.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

The amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements help entities decide which accounting policies to disclose in their financial statements. The adoption of these amendments on January 1, 2023 is reflected in the company’s accounting policy disclosures in these consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

The amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors help entities distinguish between accounting policies and accounting estimates. Prospective adoption of these amendments on January 1, 2023 did not have a significant impact on the company’s consolidated financial statements.

International Tax Reform - Pillar Two Model Rules (Amendments to IAS 12)

On May 23, 2023 the IASB issued amendments to IAS 12 Income Taxes to provide temporary relief from accounting and disclosure for deferred taxes arising from the implementation of Pillar Two model rules published by the Organisation for Economic Co-operation and Development (OECD). The Pillar Two model rules provide a general framework for the implementation of a 15% global minimum tax, which is to be applied on a jurisdiction-by-jurisdiction basis. The company retrospectively adopted this amendment during the second quarter of 2023 and has applied the exception to recognizing and disclosing information regarding Pillar Two deferred income tax assets and liabilities.

The holding company is resident in Canada. In August 2023, Canada released draft legislation in respect of certain aspects of Pillar Two for public consultation. Although it is intended for Canada’s principal Pillar Two rules to take effect on January 1, 2024, Canada has not yet enacted or substantively enacted Pillar Two legislation.

Certain other jurisdictions in which the company operates, including the U.K., have enacted or substantively enacted Pillar Two legislation, certain aspects of which will generally be effective for the company for taxation years beginning on January 1, 2024. The company is in the process of assessing its potential exposure to Pillar Two in these jurisdictions. Based on the company’s preliminary assessment, having regard to the company’s 2023 financial information, the company does not expect that Pillar Two taxes in 2024 in these jurisdictions will have a material impact on the company’s consolidated financial statements.

A number of jurisdictions are implementing, or considering the implementation of, new domestic tax regimes, or are planning to revise existing tax regimes, in response to the global Pillar Two tax initiative. In December 2023, Bermuda introduced a domestic corporate income tax of 15%, effective January 1, 2025. This is generally expected to result in an increase in the company’s liability for taxes in Bermuda and to reduce any Pillar Two top-up taxes payable by the company in respect of Bermuda.

New accounting pronouncements issued but not yet effective

The following new amendments have been issued by the IASB and were not yet effective for the fiscal year beginning January 1, 2023. The company does not expect to adopt them in advance of their effective dates.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify the criteria for classifying a liability as non-current. The amendments were to be applied retrospectively to annual periods beginning on or after January 1, 2023, however on October 31, 2022 the IASB deferred the effective date by one year to January 1, 2024. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.

Non-current Liabilities with Covenants (Amendments to IAS 1)

On October 31, 2022 the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify that only covenants with which an entity is required to comply on or before the reporting date affect the classification of a liability as current or non-current. The amendments also require an entity to disclose information in the notes that enables users of financial statements to understand the risk that non-current liabilities with covenants could become repayable within twelve months. The amendments are applied retrospectively on or after January 1, 2024 with early application permitted. The company is currently evaluating the expected impact of the amendments on its consolidated financial statements.

Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

On September 22, 2022 the IASB issued amendments to IFRS 16 Leases to clarify how a seller-lessee subsequently measures sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale. The amendments are applied retrospectively on or after January 1, 2024, with early application permitted, to sale and leaseback transactions entered into after the date of initial application, and are not expected to have a significant impact on the company’s consolidated financial statements.

Lack of Exchangeability (Amendments to IAS 21)

On August 15, 2023 the IASB issued Lack of Exchangeability (Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates) to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking, as well as require the disclosure of information that enables users of financial statements to understand the effects, risks, estimated rates and techniques used when a currency is not exchangeable. The amendments apply for annual reporting periods beginning on or after January 1, 2025 with early application permitted. When applying the amendments, an entity is not permitted to restate comparative information and instead required to translate the affected amounts at estimated spot exchange rates at the date of initial application, with an adjustment to retained earnings (if between foreign and functional currency) or to the reserve for cumulative translation differences (if between functional and presentation currency). The amendments are not expected to have a significant impact on the company’s consolidated financial statements.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company’s consolidated financial statements, management has made a number of critical accounting estimates and judgments as described below, and in certain notes to the consolidated financial statements: measurement of insurance contracts and reinsurance contract assets held in notes 8 and 9 respectively; determination of fair value for financial instruments in note 5; carrying value of goodwill and intangibles in note 12; and contingencies in note 20. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance contracts and reinsurance contract assets held

Fulfillment cash flows - Fulfillment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money for both financial and non-financial risk. These estimates reflect a range of possible scenarios and outcomes, where the cash flows from each scenario are discounted and weighted by the estimated probability of that outcome to derive an expected present value. The estimates of future cash flows reflect the company’s view of current conditions at the reporting date. This information includes both internal and external historical data about claims and other experience, updated to reflect current expectations of future events that might affect those cash flows.

The model to value the fulfillment cash flows may also include certain qualitative adjustments using professional judgment in circumstances where, in the company’s view, the existing inputs, assumptions, or modelling techniques do not capture all relevant risk factors. Where, through model development, the company identifies that the existing models do not capture all relevant risk factors or have other input or data limitations, post-model adjustments are used to address temporary shortcomings. Such adjustments may require significant judgment and may affect the amounts recognized.

The most significant judgments within the estimates of fulfillment cash flows are for property and casualty insurance provision for losses and loss adjustment expenses, which include estimates of future cash flows from losses on claims which have not yet been paid and that are included within the LIC. The judgments used to determine the future cash flows from losses on claims include the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors, including inflation. These balances are estimated using generally accepted actuarial standards, which are designed to ensure the company establishes an appropriate reserve on the consolidated balance sheet to cover insured losses and related claims expenses for both reported claims and IBNR claims as at each balance sheet date. The assumptions underlying the estimation of provision for losses and loss adjustment expenses are regularly reviewed and updated by the company to reflect recent and emerging trends in experience and changes in the risk profile of the business. The estimation techniques employed by the company in determining provision for losses and loss adjustment expenses and the inherent uncertainties associated with insurance contracts are described in the “Insurance contracts” and “Reinsurance contract assets held” sections of note 3 of these consolidated financial statements, and in the “Underwriting Risk” section of note 22 and in note 8 for the historic development of the company’s insurance contract liabilities (adjustments to LIC).

Discount rates - Cash flows are discounted using risk-free yield curves, adjusted to reflect the characteristics of the cash flows and the liquidity of the insurance contracts and reinsurance contract assets held. The company determines the yield curves using commercially available currency-specific rates and illiquidity premiums.

The tables below set out the primary yield curves that were used to discount the cash flows of insurance contracts and reinsurance contract assets held for currencies in which the company’s insurance revenue is principally based.

	December 31, 2023				December 31, 2022				January 1, 2022
Currencies	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years	1 year	5 years	10 years	15 years
USD	5.00%	4.57%	4.70%	4.81%	5.57%	4.90%	5.16%	4.99%	0.49%	1.77%	2.28%	2.28%
CAD	5.28%	4.51%	4.37%	4.41%	5.37%	4.04%	3.94%	3.77%	0.76%	1.60%	2.19%	2.26%
EUR	3.38%	2.64%	2.86%	3.08%	3.48%	3.35%	3.13%	2.99%	0.03%	0.12%	0.57%	0.60%
GBP	4.95%	3.93%	4.26%	4.60%	5.37%	4.80%	4.18%	3.82%	0.84%	1.47%	1.41%	1.21%

Risk adjustment for non-financial risk - The risk adjustment for non-financial risk represents the compensation that the company requires for bearing uncertainty with respect to both the amount and the timing of cash flows that arise from the non-financial risk of the company’s insurance contracts issued and reinsurance contract assets held. The risk adjustment is measured at each of the company’s insurance and reinsurance subsidiaries, reflecting their estimates of uncertainty, diversification benefits and expected favourable and unfavourable outcomes. For reinsurance contract assets held, the risk adjustment for non-financial risk represents the amount of risk being transferred by the company to the reinsurer. The company aggregates the sum of risk adjustments across its insurance and reinsurance subsidiaries and does not redistribute further benefits of diversification achieved at a consolidated level between subsidiaries. The insurance and reinsurance subsidiaries generally use stochastic bootstrapping for claims loss reserves and combines the resulting loss distributions with distributions for premiums, expenses, catastrophe losses and other risks provided using an appropriate dependency

FAIRFAX FINANCIAL HOLDINGS LIMITED

structure such as correlation matrices and copula. When determining their risk adjustments two quantile techniques are primarily used: value-at-risk and conditional tail expectation. The company then consolidates using stochastic methods, applying expected correlation structures between subsidiaries to produce a consolidated distribution. The aggregate risk adjustment is compared to the consolidated distribution to determine the confidence interval using a value-at-risk quantile technique. The resulting amount of the calculated risk adjustment corresponds to a consolidated confidence level at December 31, 2023 of 83.8% (December 31, 2022 - 84.0%; and January 1, 2022 - 84.4%).

Contract boundaries - The assessment of the contract boundary, which defines which cash flows are included in the measurement of a contract, requires judgment and consideration of the company’s substantive rights and obligations under the contract. In specific circumstances such as open-ended reinsurance covers, judgment is required in identifying how particular clauses shorten or lengthen the contract boundary. Further, significant judgment is required in determining expense allocations to groups of contracts. Generally the company allocates acquisition costs based on total premiums, claims handling costs based on the number of claims, and maintenance and administration costs based on the number of in-force contracts. Other costs are recognized in the consolidated statement of earnings as they are incurred.

Determination of fair value for financial instruments classified as Level 3 in the fair value hierarchy

Fair values for substantially all of the company’s financial instruments are measured using market or income approaches. Considerable judgment may be required in developing estimates of fair value, particularly for financial instruments classified as Level 3 in the fair value hierarchy as such estimates incorporate unobservable inputs that require management to use its own assumptions. In particular, for private placement debt securities and private company preferred shares the company uses industry accepted discounted cash flow models to respectively, value the instruments directly, and to corroborate fair values implied by limited market activity. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates and credit spreads, as applicable, and the effects of economic uncertainty caused by increased inflationary pressures that have resulted in central banks across the world simultaneously raising interest rates to address inflation. See note 5 for details of the company’s Level 3 financial instruments and the valuation assumptions applied.

Impairment assessments of goodwill and indefinite-lived intangible assets

Goodwill and indefinite-lived intangible assets are assessed annually for impairment, or more frequently if there are indicators of impairment, by comparing the carrying value of the cash-generating unit (“CGU”) or group of CGUs to which these assets are allocated to their recoverable amounts. The company principally uses discounted cash flows to estimate the recoverable amount of a CGU or group of CGUs to which goodwill or indefinite-lived intangible assets have been allocated, and market approaches inclusive of a control premium are used when applicable. Significant judgments and assumptions are required to determine the discounted cash flows, including discount rates, long term growth rates, working capital requirements and the effects of increased inflationary pressures and interest rates, and also (i) for goodwill, net insurance revenue, investment returns, regulatory capital ratios, other revenues and expenses, and (ii) for indefinite-lived intangible assets, net insurance revenue, other revenues and royalty rates. Discounted cash flows are subject to sensitivity analysis given the uncertainty in preparing forecasts. Details of goodwill and indefinite-lived intangible assets, including the results of annual impairment tests, are presented in note 12.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Determination of significant influence, joint control and control

The determination of whether an investment is an associate, a joint arrangement or a subsidiary requires consideration of all facts and circumstances, and typically begins with an analysis of the company’s proportion of the investee’s voting rights. Judgment may be required to determine the existence of significant influence, joint control or control when it involves elements such as contractual arrangements between shareholders, currently exercisable potential voting rights through warrants or convertible instruments, significant shareholdings relative to other third party shareholders, and regulatory restrictions on board representation, voting rights, or relevant activities of the investee. De facto control over an investee without holding the majority of its voting rights may occur due to dispersion of third party shareholdings and other factors. Conversely, having significant influence over an investee when holding the majority of its voting rights may occur due to regulatory and other restrictions that limit the application of voting and other rights. The company’s investments in associates and joint ventures are presented in note 6, business combinations and divestitures are presented in note 21 and subsidiaries are presented in note 27. The company exercised judgment in determining it continued to exercise significant influence over Bangalore Airport and Poseidon (formerly Atlas) during 2023, pursuant to the transactions described in note 6, and also in determining it had obtained significant influence over Stelco during 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

5.	Cash and Investments

Presented in the table below are holding company cash and investments and portfolio investments, net of derivative obligations, all of which are classified at FVTPL except for investments in associates and other invested assets.

	December 31,	December 31,
	2023	2022
		Restated
Holding company
Cash and cash equivalents	406.8	552.1
Short term investments	192.9	126.6
Bonds	344.3	243.2
Preferred stocks	12.2	11.1
Common stocks(1)	103.5	75.4
Derivatives (note 7)	524.2	232.8
	1,583.9	1,241.2
Assets pledged for derivative obligations:
Cash equivalents	2.5	40.6
Short term investments	127.8	64.0
Bonds	67.4	—
	197.7	104.6

Holding company cash and investments as presented on the consolidated balance sheet	1,781.6	1,345.8
Derivative obligations (note 7)	(32.5)	(19.4)
	1,749.1	1,326.4
Portfolio investments
Cash and cash equivalents(2)(4)	5,157.2	6,203.3
Short term investments(4)	2,008.4	3,164.9
Bonds(4)	36,850.8	28,578.5
Preferred stocks	2,447.4	2,338.0
Common stocks(1)(4)	6,903.4	5,124.3
Investments in associates (note 6)(4)	6,607.6	6,093.1
Derivatives (note 7)	448.3	235.0
Other invested assets(3)(4)	577.0	593.5
	61,000.1	52,330.6
Assets pledged for derivative obligations:
Bonds	139.3	51.3

Fairfax India cash, portfolio investments and associates:
Cash and cash equivalents(2)	197.2	184.8
Short term investments	—	49.7
Bonds	39.2	128.2
Common stocks	616.6	237.5
Investments in associates (note 6)	1,429.7	1,342.6
	2,282.7	1,942.8

Portfolio investments as presented on the consolidated balance sheet	63,422.1	54,324.7
Derivative obligations (note 7)	(412.4)	(171.6)
	63,009.7	54,153.1
Total cash and investments, net of derivative obligations	64,758.8	55,479.5
(1)	Includes aggregate investments in limited partnerships with a carrying value at December 31, 2023 of $2,171.8 (December 31, 2022 – $1,982.5).
(2)	Includes aggregate restricted cash and cash equivalents at December 31, 2023 of $642.3 (December 31, 2022 - $861.2). See note 25.
(3)	Comprised primarily of investment property.
(4)	Included in the table above are the following portfolio investments held by Gulf Insurance to support its insurance operations. Gulf Insurance was consolidated on December 26, 2023 as described in note 21.

FAIRFAX FINANCIAL HOLDINGS LIMITED

	December 31,	December 31,
	2023	2022
Gulf Insurance portfolio investments
Cash and cash equivalents	459.9	—
Short term investments	376.0	—
Bonds	1,136.3	—
Common stocks	216.2	—
Investments in associates (note 6)	151.8	—
Other invested assets	32.4	—
	2,372.6	—

Restricted cash and cash equivalents at December 31, 2023 of $642.3 (December 31, 2022 – $861.2) was comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the operations of the insurance and reinsurance subsidiaries. Refer to note 25 for details of restricted cash and cash equivalents presented on the consolidated balance sheet.

The company’s subsidiaries have pledged cash and investments, inclusive of trust funds and regulatory deposits, as security for their own obligations to pay claims or make premium payments (these pledges are either direct or collateral for letters of credit). In order to write insurance business in certain jurisdictions (primarily U.S. states) the company’s subsidiaries must deposit funds with local insurance regulatory authorities to provide security for future claims payments as ultimate protection for the policyholder. Additionally, some of the company’s subsidiaries provide reinsurance to primary insurers, for which funds must be posted as security for losses that have been incurred but not yet paid. These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.

The table that follows summarizes assets pledged to third parties by the nature of the pledge requirement (excluding assets pledged in favour of Lloyd’s (note 20), for derivative obligations and for certain intercompany reinsurance arrangements). Pledged assets primarily consist of cash and cash equivalents, short term investments and bonds within portfolio investments on the consolidated balance sheet.

	December 31,	December 31,
	2023	2022
Regulatory deposits	6,701.0	5,724.2
Security for reinsurance and other	1,854.9	1,611.0
	8,555.9	7,335.2

Fixed Income Maturity Profile

Bonds are summarized by their earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At December 31, 2023 bonds containing call, put and both call and put features represented $8,766.5, $85.5 and $464.5 respectively (December 31, 2022 - $5,933.7, $30.9 and $427.7) of the total fair value of bonds. The table below does not reflect the impact of U.S. treasury bond forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2023 of $292.8 (December 31, 2022 - $183.7) that economically hedge the company’s exposure to interest rate risk, and interest rate swaps with a notional amount at December 31, 2023 of $1,900.0 (December 31, 2022 - nil) that provide the

FAIRFAX FINANCIAL HOLDINGS LIMITED

company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans completed during 2023 as described in note 7.

	December 31, 2023		December 31, 2022
	Amortized	Fair	Amortized	Fair
	cost(1)	value(1)	cost(1)	value(1)
Due in 1 year or less(2)	7,780.5	7,545.6	8,506.5	8,192.5
Due after 1 year through 3 years(2)	9,352.1	9,420.5	16,077.6	15,686.2
Due after 3 years through 5 years	5,738.7	5,861.1	4,205.8	4,116.6
Due after 5 years through 10 years(3)	13,645.1	14,047.3	318.8	291.1
Due after 10 years	577.9	566.5	859.9	714.8
	37,094.3	37,441.0	29,968.6	29,001.2
Effective interest rate(4)		5.3%		3.6%
(1)	Includes bonds held by the holding company and Fairfax India.
(2)	Includes the company’s investments in first mortgage loans at December 31, 2023 of $4,685.4 (December 31, 2022 - $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada.
(3)	Includes U.S. treasury bonds at December 31, 2023 of $11,868.0 with maturities between 5 to 7 years.
(4)	The effective interest rate is the rate that discounts estimated future cash payments or receipts through the expected life of the fixed income investment to its gross carrying amount at initial recognition. The effective interest rate does not reflect changes in market interest rates that affect the fair value of the fixed income investment over time.

The decrease in the company’s holdings of bonds due in 1 year or less and after 1 year through 3 years was primarily due to net sales of certain short-dated U.S. treasury bonds of $9,013.4 and net sales of corporate and other bonds of $1,339.8 where re-investments of net proceeds from sales and maturities were principally used to purchase U.S. treasury bonds with maturities between 5 to 10 years (including net purchases of U.S. treasury bonds of $11,479.2 with maturities between 5 to 7 years), partially offset by net purchases of short-dated first mortgage loans of $2,261.5 and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of $400.9.

The increase in the company’s holdings of bonds due after 3 years through 5 years was primarily due to net purchases of corporate and other bonds of $1,415.8 and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of $452.8.

The increase in the company’s holdings of bonds due after 5 years through 10 years was primarily due to deployment of cash and re-investments of net proceeds from sales and maturities of U.S. treasury and other government short term investments and short-dated U.S. treasury bonds into U.S. treasury bonds with maturities between 5 to 10 years of $11,670.1 (including the net purchases of U.S. treasury bonds of $11,479.2 with maturities between 5 to 7 years), net purchases of certain corporate and other bonds and other government bonds of $741.9 and $410.4, and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of $282.6. Refer to note 21 for details of the consolidation of Gulf Insurance.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fair Value Disclosures

The company’s use of quoted market prices (Level 1), valuation models with significant observable market information as inputs (Level 2) and valuation models with significant unobservable information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	December 31, 2023				December 31, 2022
		Significant				Significant
		other	Significant			other	Significant
	Quoted	observable	unobservable	Total fair	Quoted	observable	unobservable	Total fair
	prices	inputs	inputs	value asset	prices	inputs	inputs	value asset
	(Level 1)	(Level 2)	(Level 3)	(liability)	(Level 1)	(Level 2)	(Level 3)	(liability)

Cash and cash equivalents(1)	5,763.7	—	—	5,763.7	6,980.8	—	—	6,980.8

Short term investments:
Canadian government and provincials	553.3	—	—	553.3	129.9	—	—	129.9
U.S. treasury	794.1	—	—	794.1	1,574.5	—	—	1,574.5
Other government	31.3	339.0	—	370.3	164.3	1,238.5	—	1,402.8
Corporate and other	—	611.4	—	611.4	—	298.0	—	298.0
	1,378.7	950.4	—	2,329.1	1,868.7	1,536.5	—	3,405.2
Bonds:
Canadian government and provincials	—	2,715.1	—	2,715.1	—	2,207.6	—	2,207.6
U.S. treasury	—	16,273.5	—	16,273.5	—	14,378.8	—	14,378.8
U.S. states and municipalities	—	184.5	—	184.5	—	262.7	—	262.7
Other government	—	4,903.0	39.3	4,942.3	—	2,700.2	—	2,700.2
Corporate and other(2)	—	7,567.9	5,757.7	13,325.6	—	5,986.6	3,465.3	9,451.9
	—	31,644.0	5,797.0	37,441.0	—	25,535.9	3,465.3	29,001.2
Preferred stocks:
Canadian	15.5	3.5	8.8	27.8	10.4	9.2	13.2	32.8
U.S.	—	—	343.3	343.3	—	—	233.6	233.6
Other(3)	12.0	286.6	1,789.9	2,088.5	13.2	269.2	1,800.3	2,082.7
	27.5	290.1	2,142.0	2,459.6	23.6	278.4	2,047.1	2,349.1
Common stocks:
Canadian	838.3	216.0	288.2	1,342.5	624.3	192.3	427.8	1,244.4
U.S.	988.0	27.4	1,258.7	2,274.1	691.0	26.1	1,087.2	1,804.3
Other	2,023.4	501.9	1,481.6	4,006.9	1,097.8	254.1	1,036.6	2,388.5
	3,849.7	745.3	3,028.5	7,623.5	2,413.1	472.5	2,551.6	5,437.2

Derivatives and other invested assets	—	869.5	680.0	1,549.5	—	341.8	719.5	1,061.3

Derivative obligations (note 7)	—	(257.4)	(187.5)	(444.9)	—	(151.8)	(39.2)	(191.0)

Holding company cash and investments and portfolio investments measured at fair value	11,019.6	34,241.9	11,460.0	56,721.5	11,286.2	28,013.3	8,744.3	48,043.8

	19.4%	60.4%	20.2%	100.0%	23.5%	58.3%	18.2%	100.0%

Investments in associates (note 6)(4)	3,592.3	83.2	6,532.3	10,207.8	4,693.8	95.3	4,463.2	9,252.3
(1)	Includes restricted cash and cash equivalents of $642.3 at December 31, 2023 (December 31, 2022 – $861.2). See note 25.
(2)	Included in Level 3 are the company’s investments in first mortgage loans at December 31, 2023 of $4,685.4(December 31, 2022 – $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada.
(3)	Primarily comprised of the company’s investment in compulsory convertible preferred shares of Go Digit Infoworks Services Limited (“Digit”). The company also holds a 49.0% equity interest in Digit as described in note 6.
(4)	The fair value of investments in associates is presented separately as such investments are measured using the equity method of accounting. Also included is the fair value of Resolute Forest Products which was held for sale at December 31, 2022 and subsequently sold on March 1, 2023 as described in note 6.

FAIRFAX FINANCIAL HOLDINGS LIMITED

In the preceding table certain limited partnerships included in common stocks are classified as Level 3 because their net asset values are unobservable or because they contractually require greater than three months to liquidate or redeem. During 2023 and 2022 there were no significant transfers of financial instruments between Level 1 and Level 2. During 2023 the company’s holdings in Poseidon Corp. (formerly Atlas) common shares were transferred from investments in associates classified as Level 1 to Level 3 due to the privatization transaction as described in note 6. There were no other significant transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs except as described in the following table which summarizes changes in Level 3 financial assets measured at fair value on a recurring basis.

	2023
	Private	Private				Derivatives
	placement	company	Limited	Private		and other
	debt	preferred	partnerships	equity	Common	invested
	securities	shares	and other(1)	funds(1)	shares	assets	Total
Balance - January 1	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	63.7	(2.4)	(69.7)	(7.6)	12.3	(135.4)	(139.1)
Purchases(2)(3)	3,451.7	134.5	384.2	—	289.7	137.7	4,397.8
Acquisitions of insurance subsidiaries (note 21)	109.6	—	—	0.9	34.9	32.7	178.1
Sales and distributions(2)	(1,262.5)	(2.9)	(146.1)	(19.7)	(10.2)	(214.2)	(1,655.6)
Transfer out of category	—	(36.7)	—	—	(3.0)	—	(39.7)
Unrealized foreign currency translation gains (losses) on foreign subsidiaries included in other comprehensive income (loss)	12.5	2.4	5.6	1.7	3.9	(8.6)	17.5
Deconsolidation of non-insurance subsidiary	(43.3)	—	—	—	—	—	(43.3)
Balance - December 31	5,797.0	2,142.0	1,998.2	72.8	957.5	492.5	11,460.0

	2022
	Private	Private				Derivatives
	placement	company	Limited	Private		and other
	debt	preferred	partnerships	equity	Common	invested
	securities	shares	and other(1)	funds(1)	shares	assets	Total
Balance - January 1	2,795.8	2,101.8	1,789.1	107.7	507.0	1,041.8	8,343.2
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(378.8)	(247.4)	143.0	(1.4)	61.9	(95.8)	(518.5)
Purchases (2)	1,456.0	286.4	113.1	—	102.7	67.4	2,025.6
Sales and distributions (2)	(382.4)	(88.1)	(207.0)	(4.2)	(14.3)	(303.8)	(999.8)
Transfer out of category	—	—	—	—	(2.7)	—	(2.7)
Unrealized foreign currency translation losses on foreign subsidiaries included in other comprehensive income (loss)	(25.3)	(5.6)	(14.0)	(4.6)	(24.7)	(29.3)	(103.5)
Balance - December 31	3,465.3	2,047.1	1,824.2	97.5	629.9	680.3	8,744.3
(1)	Included in common stocks in the fair value hierarchy table presented on the previous page and in holding company cash and investments or common stocks on the consolidated balance sheets.
(2)	Private placement debt securities include net purchases of first mortgage loans of $2,261.5 (2022 – $870.2).
(3)	Private placement debt securities include the Amynta Group promissory note as described in note 21.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below presents the valuation techniques and unobservable inputs used to estimate fair values for the company’s significant Level 3 financial assets at December 31, 2023:

						Effect on fair
						value if input
	Carrying			Input range used		value is
Asset class	value	Valuation technique	Significant unobservable input	Low	High	increased(a)
Bonds(b):
Private placement debt securities(1)	903.6	Discounted cash flow	Credit spread	1.8%	9.9%	Decrease
Mortgage loans(2)	4,685.4	Market approach	Recent transaction price	N/A	N/A	Increase
		Discounted cash flow	Credit spread	2.9%	10.5%	Decrease
Other	208.0	Various	Various	N/A	N/A	N/A
	5,797.0

Preferred stocks(c):
Private company preferred shares(3)	1,787.8	Discounted cash flow	Discount rate	12.0%	12.0%	Decrease
			Long term growth rate	6.3%	6.3%	Increase
Private placement preferred shares	290.2	Discounted cash flow	Credit spread	5.5%	6.1%	Decrease
Other	64.0	Various	Various	N/A	N/A	N/A
	2,142.0

Common stocks(d):
Limited partnerships and other(4)	1,998.2	Net asset value	Net asset value	N/A	N/A	Increase
Private equity funds(4)	402.0	Net asset value	Net asset value	N/A	N/A	Increase
Other	628.3	Various	Various	N/A	N/A	N/A
	3,028.5

Derivatives and other invested assets(e):
Investment property(5)	302.7	Income capitalization	Terminal capitalization rate	6.3%	9.0%	Decrease
			Discount rate	8.0%	10.3%	Decrease
			Market rent growth rate	2.5%	3.0%	Increase
	83.0	Sales comparison	Price per acre (Cdn$ thousands)	43.5	160.0	Increase
Other	106.8	Various	Various	N/A	N/A	N/A
	492.5

Total	11,460.0
(a)	Decreasing the input value would have the opposite effect on the estimated fair value.
(b)	Included in holding company cash and investments or bonds on the consolidated balance sheet.
(c)	Included in holding company cash and investments or preferred stocks on the consolidated balance sheet.
(d)	Included in holding company cash and investments or common stocks on the consolidated balance sheet.
(e)	Included in holding company cash and investments or derivatives and other invested assets, net of derivative obligations, on the consolidated balance sheet.
(1)	At December 31, 2023 these private placement debt securities were valued using industry accepted discounted cash flow models that incorporated unobservable credit spreads of the issuers, and consisted of 10 investments, the largest being $148.9 (software and services) (December 31, 2022 - 10 investments, the largest being $285.0 (software and services)). By increasing (decreasing) the credit spreads applied at December 31, 2023 by 100 basis points, the fair value of this asset class would collectively decrease by $22.2 (increase by $21.4).
(2)	At December 31, 2023 these mortgage loans consisted of 102 investments, the largest being $235.0 (December 31, 2022 – 50 investments, the largest being $250.0). By increasing (decreasing) the credit spreads applied at December 31, 2023 by 200 basis points, the fair value of this asset class would collectively decrease by $112.5 (increase by $60.1).
(3)	These private company preferred shares relate to the company’s investment in Digit compulsory convertible preferred shares which were valued using an industry accepted discounted cash flow model that incorporated an unobservable discount rate and long term growth rate. By increasing (decreasing) the discount rate applied at December 31, 2023 by 1.0%, the fair value of the preferred shares would decrease by $319.1 (increase by $457.5); by increasing (decreasing) the long term growth rate applied at December 31, 2023 by 0.5%, the fair value of the preferred shares would increase by $122.0 (decrease by $119.5). The company also holds a 49.0% equity accounted interest in Digit as described in note 6.
(4)	Limited partnerships and other, and certain private equity funds, are investment funds managed by third party fund managers and general partners that invest in a diverse range of industries and geographies. These investment funds were valued primarily using net asset value statements provided by those third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted

FAIRFAX FINANCIAL HOLDINGS LIMITED

valuation models, where required. In some instances, such investments are classified as Level 3 if they require at least three months’ notice to liquidate or redeem. At December 31, 2023 limited partnerships and other consisted of 42 investments, the three largest being $315.0 (industrials), $242.5 (primarily industrials and consumer discretionary) and $235.3 (oil and gas extraction) (December 31, 2022 - 45 investments, the three largest being $374.8 (oil and gas extraction), $189.5 (industrials) and $176.1 (industrials)). By increasing (decreasing) net asset values at December 31, 2023 by 10%, the fair value of limited partnerships and other would collectively increase (decrease) by $199.8.
(5)	These investment property were primarily valued by third party appraisers using an industry accepted income capitalization approach that incorporated unobservable capitalization rates, discount rates and market rent growth rates. Certain investment property were valued using an industry accepted direct sales comparison approach that incorporated recent non-public sale prices per acre for comparable properties in similar locations.

Investment Income

An analysis of investment income for the years ended December 31 follows:

Interest and dividends and share of profit of associates

	2023	2022
		Restated
Interest income:
Cash and short term investments	279.4	101.5
Bonds	1,624.9	753.1
Derivatives and other invested assets	(63.2)	18.9
	1,841.1	873.5
Dividends:
Preferred stocks	44.7	39.7
Common stocks	89.1	100.7
	133.8	140.4
Investment expenses	(78.7)	(52.1)
Interest and dividends	1,896.2	961.8

Share of profit of associates (note 6)	1,022.2	1,022.4

FAIRFAX FINANCIAL HOLDINGS LIMITED

Net gains (losses) on investments

	2023			2022
				Restated
		Net change in	Net gains		Net change in	Net gains
	Net realized	unrealized	(losses) on	Net realized	unrealized	(losses) on
	gains (losses)	gains (losses)	investments	gains (losses)	gains (losses)	investments
Common stocks(1)	43.9	420.5	464.4	364.5	(607.2)	(242.7)
Bonds and preferred stocks - convertible	(0.2)	77.3	77.1	11.6	(253.0)	(241.4)
Other equity derivatives(2)(3)(4)	144.0	213.2	357.2	331.7	(140.9)	190.8
Disposition of non-insurance associates(5)	322.0	—	322.0	45.1	—	45.1
Other	(3.1)	—	(3.1)	4.4	—	4.4
Long equity exposures and financial effects	506.6	711.0	1,217.6	757.3	(1,001.1)	(243.8)
Bonds	(587.6)	1,141.9	554.3	(183.6)	(1,064.9)	(1,248.5)
U.S. treasury bond forward contracts	172.3	(12.5)	159.8	163.0	(0.6)	162.4
Total bonds	(415.3)	1,129.4	714.1	(20.6)	(1,065.5)	(1,086.1)
Foreign currency(6)	(222.5)	103.7	(118.8)	266.5	(410.1)	(143.6)
Other	1.6	135.0	136.6	(85.4)	(14.3)	(99.7)
Net gains (losses) on investments	(129.6)	2,079.1	1,949.5	917.8	(2,491.0)	(1,573.2)
(1)	On August 31, 2022 Stelco repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco at that date, resulting in unrealized gains of $151.9 being reclassified to realized with a net impact of nil in the consolidated statement of earnings, as described in note 6.
(2)	Other equity derivatives include long equity total return swaps, equity warrants and options and the Asset Value Loan Notes (“AVLNs”) entered with RiverStone Barbados as described in note 7. Net change in unrealized gains (losses) in 2023 included $320.6 in unrealized gains (2022 - $100.6) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, with the fair value of $516.9 at December 31, 2023 (December 31, 2022 - $196.3) recorded in holding company cash and investments, as described in note 7.
(3)	Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are generally required to cash-settle monthly or quarterly the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. Net realized gains (losses) in 2023 included $304.2 in realized gains (2022 - $154.8) on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, which represented cash-settlement amounts recorded in holding company cash and investments.
(4)	On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its Atlas equity warrants with a strike price of $8.05 per share for aggregate cash consideration of $201.3 and recognized a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) on derecognition of the equity warrants as described in note 6.
(5)	During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of $88.6. Accordingly, the company discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL and recorded a realized remeasurement gain of $204.2 in the consolidated statement of earnings, as described in note 6.
(6)	Foreign currency net losses were primarily related to underwriting activities during 2023, partially offset by foreign currency net gains on investing activities. Foreign currency net gains on investment activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments. Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies.

FAIRFAX FINANCIAL HOLDINGS LIMITED

6.Investments in Associates

The company’s investments in associates and joint ventures were comprised as follows:

	December 31, 2023						Year ended
							December 31,
			Carrying value				2023
			Associates				Share of
	Ownership	Fair	and joint		Fairfax India		profit
	percentage(a)	value(b)	ventures		associates(c)	Total	(loss)
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	477.2	146.6		—	146.6	43.2
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)(1)	—	—	—		—	—	42.6
Other	—	234.0	222.1		—	222.1	(5.1)
		711.2	368.7		—	368.7	80.7
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)(9)	64.0%	1,600.0	—		783.0	783.0	16.0
CSB Bank Limited (“CSB Bank”)	49.7%	409.3	—		223.0	223.0	35.4
Quess Corp Limited (“Quess”) (2)	34.7%	323.6	433.0	(d)	—	433.0	(47.0)
Sanmar Chemicals Group (“Sanmar”)	42.9%	302.9	—		156.1	156.1	0.6
IIFL Securities Limited (“IIFL Securities”)	30.9%	165.7	13.6		103.8	117.4	12.4
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	142.8	—		133.6	133.6	42.6
IIFL Finance Limited (“IIFL Finance”)(10)	—	—	—		—	—	45.1
Other	—	69.6	10.8		30.2	41.0	1.8
		3,013.9	457.4		1,429.7	1,887.1	106.9

Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	—	104.0	104.0	(d)	—	104.0	6.4
Other	—	73.3	73.3		—	73.3	(13.8)
		177.3	177.3		—	177.3	(7.4)
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”) (3)	34.1%	2,251.6	2,099.5		—	2,099.5	437.7
Poseidon Corp. (“Poseidon”, formerly Atlas)(4)	43.4%	2,046.3	1,706.4		—	1,706.4	149.6
Stelco Holdings Inc. (“Stelco”)	23.6%	491.6	291.6		—	291.6	23.7
EXCO Resources Inc. (“EXCO”)	48.3%	435.2	417.6		—	417.6	129.1
Peak Achievement Athletics (“Peak Achievement”)	42.6%	226.1	129.4	(d)	—	129.4	23.3
Helios Fairfax Partners Corporation (“HFP”)	36.3%	91.5	197.6		—	197.6	9.2
Partnerships, trusts and other(5)	—	763.1	762.1		—	762.1	69.4
		6,305.4	5,604.2		—	5,604.2	842.0
		9,496.6	6,238.9		1,429.7	7,668.6	941.5

Investments in associates		10,207.8	6,607.6		1,429.7	8,037.3	1,022.2

As presented on the consolidated balance sheet:
Investments in associates		7,553.2				6,607.6
Fairfax India investments in associates		2,654.6				1,429.7
		10,207.8				8,037.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

							Year ended
	December 31, 2022						December 31,
			Carrying value				2022
			Associates				Share of
	Ownership	Fair	and joint		Fairfax India		profit
	percentage(a)	value(b)	ventures		associates(c)	Total	(loss)
			Restated			Restated	Restated
Insurance and reinsurance:
Go Digit Infoworks Services Private Limited (“Digit”)	49.0%	479.3	104.4		—	104.4	(11.0)
Gulf Insurance Group K.S.C.P. (“Gulf Insurance”)	43.7%	415.8	405.2		—	405.2	60.7
Other	—	173.9	139.5		—	139.5	(11.6)
		1,069.0	649.1		—	649.1	38.1
Non-insurance:
India
Bangalore International Airport Limited (“Bangalore Airport”)	54.0%	1,233.7	—		521.1	521.1	(5.7)
CSB Bank Limited (“CSB Bank”)	49.7%	223.3	—		194.5	194.5	40.8
Quess Corp Limited (“Quess”)	30.9%	228.3	459.6	(d)	—	459.6	6.8
IIFL Finance Limited (“IIFL Finance”)	22.3%	493.3	—		242.8	242.8	36.5
Sanmar Chemicals Group (“Sanmar”)	42.9%	337.8	—		159.8	159.8	36.4
IIFL Securities Limited (“IIFL Securities”)	37.1%	87.9	35.3		97.9	133.2	14.6
Seven Islands Shipping Limited (“Seven Islands”)	48.5%	96.9	—		97.9	97.9	9.8
Other	—	38.0	10.8		28.6	39.4	3.3
		2,739.2	505.7		1,342.6	1,848.3	142.5
Real estate
KWF Real Estate Ventures Limited Partnerships (“KWF LPs”)	—	101.1	101.1	(d)	—	101.1	16.5
Other(6)	—	61.3	63.3		—	63.3	2.8
		162.4	164.4		—	164.4	19.3
Other
Eurobank Ergasias Services & Holdings S.A (“Eurobank”)	32.2%	1,344.5	1,507.6		—	1,507.6	263.0
Poseidon Corp. (“Poseidon”, formerly Atlas)(7)	43.2%	1,864.7	1,506.3		—	1,506.3	258.2
Resolute Forest Products Inc. (“Resolute”)(5)	32.2%	508.5	508.5		—	508.5	159.0
Stelco Holdings Inc. (“Stelco”)(8)	23.6%	423.3	304.8		—	304.8	—
EXCO Resources Inc. (“EXCO”)	44.4%	544.8	288.4		—	288.4	81.9
Peak Achievement Athletics (“Peak Achievement”)	42.6%	195.3	124.4	(d)	—	124.4	7.7
Helios Fairfax Partners Corporation (“HFP”)	34.4%	104.1	183.2		—	183.2	(23.9)
Partnerships, trusts and other		296.5	350.7		—	350.7	76.6
		5,281.7	4,773.9		—	4,773.9	822.5
		8,183.3	5,444.0		1,342.6	6,786.6	984.3

Investments in associates		9,252.3	6,093.1		1,342.6	7,435.7	1,022.4

As presented on the consolidated balance sheet:
Investments in associates		6,772.9				6,093.1
Fairfax India investments in associates		2,479.4				1,342.6
		9,252.3				7,435.7
(a)	Ownership percentages include the effects of financial instruments that are considered in-substance equity.
(b)	See note 5 for fair value hierarchy information.
(c)	Fairfax India’s associates are domiciled in India.
(d)	These investments are joint ventures.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and reinsurance associates and joint ventures

(1)	On December 26, 2023 the company increased its equity interest in Gulf Insurance from 43.7% to a controlling interest of 90.0% and commenced consolidating Gulf Insurance as described in note 21.

Non-insurance associates and joint ventures

(2)	Share of loss of Quess of $47.0 (2022 - share of profit of $6.8) included a non-cash impairment charge of $52.8 (2022 - nil). Subsequent to December 31, 2023 Quess announced a plan to demerge into three separate entities. Shareholders will receive one share of each new entity for each share held of Quess. Completion of the demerger is expected to be in 2025, subject to regulatory approvals.
(3)	On December 11, 2023 the company increased its interest in Eurobank to 34.1% for cash consideration of $82.0 through the purchase of Eurobank common shares held through the company’s investment in AVLNs entered with RiverStone Barbados (as described in note 7).
(4)	On March 28, 2023 a consortium composed of the company, the Washington Family, David Sokol, Chairman of the Board of Directors of Atlas, and Ocean Network Express Pte. Ltd., a global container, transportation and shipping company (collectively, the “Consortium”) acquired all of the outstanding common shares of Atlas, other than those shares owned by the Consortium and by Prem Watsa, Fairfax’s CEO, at a cash purchase price of $15.50, plus payment of all ordinary course quarterly dividends up until closing of the transaction. Pursuant to the transaction, the company transferred its shares in Atlas, inclusive of the company’s interest through its holdings in Atlas equity warrants that were exercised on January 12, 2023 for cash consideration of $78.7, into an entity formed by the Consortium that was subsequently renamed Poseidon Corp. The company did not purchase any additional interest not already owned by the Consortium upon closing of the transaction. The other members of the Consortium fully funded the cash component of the transaction, and the company continued its ownership in Atlas as part of the Consortium. The company continues to apply the equity method of accounting to its interest in Atlas through its interest in Poseidon.

Subsequent to the closing of the transaction, during the second quarter of 2023 Mr. Watsa, to avoid potential future conflicts of interest, sold all of his 678,021 shares of Poseidon to Fairfax. Mr. Watsa owned 678,021 shares of Atlas representing less than 0.3% ownership as an investment that were replaced with shares of Poseidon on a one-for-one basis as a result of the tender offer as part of the consortium described above. Mr. Watsa sold the Poseidon shares to Fairfax at $15.50 per share, the same price he could have obtained under the tender offer and the price at which Fairfax’s shares of Atlas were valued by the consortium which made the tender offer.

(5)	On March 1, 2023 Domtar Corporation acquired all outstanding common shares of Resolute, which was held for sale as at December 31, 2022, for a combination of cash consideration of $20.50 and a Contingent Value Right (“CVR”) per Resolute common share. The CVR provides holders with the right to a share of any future softwood lumber duty deposit refunds and was valued at $1.42 per share based on the market price of Resolute immediately prior to close of the transaction. The company received total consideration of $665.6, inclusive of cash consideration and the fair value of the CVR at close of the transaction, in exchange for its Resolute common shares, which included shares with a fair value of $120.7 purchased on January 26, 2023 through the company’s investment in AVLNs entered with RiverStone Barbados (as described in note 7), and recorded a realized gain of $44.2 in the consolidated statement of earnings.
(6)	On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% and commenced consolidating Grivalia Hospitality as described in note 21.
(7)	On April 6, 2022 the company acquired 25.0 million Atlas common shares by exercising its equity warrants in Atlas with a strike price of $8.05 per share for aggregate cash consideration of $201.3. On derecognition of the equity warrants, the company recorded a net loss on investment of $37.2 (realized gains of $58.6, of which $95.8 was recorded as unrealized gains in prior years) and recorded the fair value of these shares of $335.3 as an addition to its equity accounted investment in Atlas.

On October 4, 2022 the company increased its interest in Atlas to 43.2% through the purchase of Atlas common shares held through the company’s investment in AVLNs entered with RiverStone Barbados (as described in note 7) for cash consideration of $84.8.

(8)	On August 31, 2022 Stelco repurchased 5.1 million of its outstanding common shares under its substantial issuer bid which resulted in the loss of a certain right held by another investor and the company’s ownership interest in Stelco increasing to 20.5%. Accordingly, the company commenced applying the equity method of accounting to its interest in Stelco which had a fair value of $352.2 (Cdn$461.3) on that date. Stelco is a publicly listed independent steelmaker that produces flat-rolled, coated, and cold-rolled steel products for the construction, automotive, and energy industries in North America.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Fairfax India

(9)	On May 9, 2023 Fairfax India entered into an agreement to acquire an additional 3.0% equity interest in Bangalore Airport from Siemens Project Ventures GmbH (“Siemens”). The transaction closed on June 21, 2023 whereby Fairfax India paid cash consideration of $75.0 to increase its equity interest to 57.0%. On December 12, 2023 Fairfax India acquired an additional 7.0% equity interest in Bangalore Airport from Siemens for additional cash consideration of $175.0, which further increased its equity interest in Bangalore Airport to 64.0%. At December 31, 2023 the company continued to apply the equity method of accounting due to extensive Indian government regulation of, and participation in, Bangalore Airport’s relevant activities.
(10)	During 2023 Fairfax India sold a 7.1% equity interest of IIFL Finance for gross proceeds of $177.3 (14.7 billion Indian rupees), which decreased its equity interest to 15.1% and resulted in realized gains of $88.6. Accordingly, the company concluded it no longer exercised significant influence over IIFL Finance, discontinued recording its residual investment in IIFL Finance under the equity method of accounting, commenced classifying it at FVTPL, and recorded a realized remeasurement gain of $204.2 in the consolidated statement of earnings.

Annual changes in carrying value

Changes in the carrying value of investments in associates for the years ended December 31 were as follows:

	2023
			Fairfax India
	Associates	Joint ventures	associates	Total
Balance - January 1	5,312.2	780.9	1,342.6	7,435.7
Share of pre-tax comprehensive income (loss):
Share of profit	936.0	12.9	151.1	1,100.0
Impairments(1)	(19.8)	(58.0)	—	(77.8)
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	39.2	1.1	(3.4)	36.9
Share of gains (losses) on defined benefit plans	0.9	(0.8)	(5.7)	(5.6)
	956.3	(44.8)	142.0	1,053.5

Dividends and distributions received	(208.7)	(24.8)	(13.2)	(246.7)
Purchases and acquisitions(2)	884.8	42.5	250.0	1,177.3
Divestitures and other net changes in capitalization(3)	(709.9)	(14.6)	(89.7)	(814.2)
Reclassifications(4)	(379.3)	—	(193.0)	(572.3)
Foreign exchange effect and other	10.4	2.6	(9.0)	4.0
Balance - December 31	5,865.8	741.8	1,429.7	8,037.3

FAIRFAX FINANCIAL HOLDINGS LIMITED

	2022
	Restated
			Fairfax India
	Associates	Joint ventures	associates	Total
Balance - January 1	3,852.8	896.4	1,348.9	6,098.1
Share of pre-tax comprehensive income (loss):
Share of profit	864.3	26.1	132.0	1,022.4
Share of other comprehensive income (loss), excluding gains (losses) on defined benefit plans	(111.5)	(53.0)	14.4	(150.1)
Share of gains (losses) on defined benefit plans	74.4	0.6	(5.4)	69.6
	827.2	(26.3)	141.0	941.9

Dividends and distributions received	(142.2)	(33.7)	(7.0)	(182.9)
Purchases and acquisitions	429.1	88.6	10.1	527.8
Divestitures and other net changes in capitalization	9.9	(11.9)	34.4	32.4
Reclassifications(4)	352.2	(114.3)	(40.4)	197.5
Foreign exchange effect and other	(16.8)	(17.9)	(144.4)	(179.1)
Balance - December 31	5,312.2	780.9	1,342.6	7,435.7
(1)	Impairments recorded on associates and joint ventures are included in share of profit of associates in the consolidated statement of earnings. Impairments of $77.8 recorded during 2023 included non-cash impairment charges principally related to Quess.
(2)	Includes the consolidation of Gulf Insurance’s equity accounted investments with a fair value of $151.8.
(3)	Primarily reflects the sale of Resolute in 2023.
(4)	Primarily reflects the consolidation of Gulf Insurance (see note 21) and the reclassification of IIFL Finance to common stock at FVTPL in 2023, and the consolidation of Grivalia Hospitality (see note 21) and the commencement of the equity method of accounting for Stelco in 2022.

7.	Derivatives

The following table summarizes the company’s derivative financial instruments:

	December 31, 2023				December 31, 2022
	Notional		Fair value		Notional		Fair value
	amount	Cost	Assets	Liabilities	amount	Cost	Assets	Liabilities
Equity derivative contracts(1)	4,101.7	149.1	595.7	32.5	1,946.5	68.0	258.1	19.4
RiverStone Barbados AVLNs	—	—	—	—	517.5	—	30.7	—
Foreign currency derivative contracts(2)	—	—	65.0	158.8	—	—	49.0	106.8
Other derivative contracts	—	254.2	311.8	253.6	—	289.8	130.0	64.8
Total			972.5	444.9			467.8	191.0
(1)	Includes the company’s investment in Atlas warrants with a fair value at December 31, 2022 of $13.5, which were exercised on January 12, 2023 as described in note 6.
(2)	Includes AGT’s foreign currency forward and swap liabilities with a fair value at December 31, 2023 of $60.8 (December 31, 2022 - $56.2).

The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Equity derivative contracts

Long equity total return swaps

During 2023 the company entered into $200.2 notional amount of long equity total return swaps for investment purposes. At December 31, 2023 the company held long equity total return swaps on individual equities for investment purposes with an original notional amount of $1,112.8 (December 31, 2022 - $1,012.6). These derivative contracts included an aggregate of 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 (Cdn$935.0) or approximately $372.96 (Cdn$476.03) per share at December 31, 2023 and 2022, where the counterparties are Canadian banks. During 2023 the long equity total return swaps on Fairfax subordinate voting shares produced net gains of $624.8 (2022 - $255.4). Long equity total return swaps provide a return which is directly correlated to changes in the fair values of the underlying individual equities.

RiverStone Barbados Asset Value Loan Notes

Pursuant to the sale of RiverStone Barbados in 2021, the company, through financial instruments referred to as AVLNs, had guaranteed the then value of certain securities held by the purchaser and certain affiliates thereof until such time that the securities are purchased by or sold at the direction of Hamblin Watsa, prior to the end of 2023. During 2023 all securities that were required to be purchased by or sold at the direction of Hamblin Watsa prior to the end of 2023 pursuant to the terms of the amended agreement were purchased or sold. The inception-to-date net gain on closure of the AVLNs was $65.8, comprised of net realized gains on investments of $95.6 recognized in the consolidated statement of earnings, partially offset by charges to retained earnings of $29.8, recognized in net changes in capitalization in the consolidated statement of changes in equity, related to purchases of shares of the company’s subsidiaries.

Foreign currency derivative contracts

Foreign currency forward contracts

Long and short foreign currency forward contracts, primarily denominated in the euro, the British pound sterling and the Canadian dollar, are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. These contracts have an average term to maturity of less than one year and may be renewed at market rates.

Other derivative contracts

U.S. treasury bond forward contracts

During 2023 the company entered into forward contracts to buy U.S. treasury bonds with a notional amount of $8,000.0 where the contracts held provided an investment opportunity to buy U.S. treasury bonds as other fixed income investments matured. At December 31, 2023 all contracts were closed primarily through the physical delivery of the underlying U.S. treasury bonds with a principal value of $6,890.0 and maturities throughout 2030.

To reduce its exposure to interest rate risk (primarily exposure to certain long dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2023 of $292.8 (December 31, 2022 - $183.7). These contracts have an average term to maturity of less than six months, and may be renewed at market rates.

During 2023 the company recorded net gains on investments of $159.8 (2022 - $162.4) on its U.S. treasury bond forward contracts.

Interest rate swap contracts

During 2023 the company entered into interest rate swap contracts with a notional amount at December 31, 2023 of $1,900.0 (December 31, 2022 - nil) and an average term to maturity of two years. The contracts provide the company the right to receive fixed rates in

FAIRFAX FINANCIAL HOLDINGS LIMITED

exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans of $2,261.5 completed during 2023.

Counterparty collateral

Collateral deposits on derivative contracts for the benefit of the company

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. The fair value of collateral deposited for the benefit of the company at December 31, 2023 consisted of cash of $42.2 and government securities of $492.3 (December 31, 2022 - $9.5 and $274.9). The cash is recorded on the consolidated balance sheet in subsidiary cash and short term investments with a corresponding liability recorded in accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at December 31, 2023. The company’s exposure to counterparty risk and the management thereof are discussed in note 22.

Collateral deposits on derivative contracts for the benefit of the derivative counterparties

At December 31, 2023 the fair value of collateral deposited for the benefit of derivative counterparties included in holding company cash and investments and in assets pledged for derivative obligations was $337.0 (December 31, 2022 - $155.9), comprised of collateral of $270.3 (December 31, 2022 - $124.8) required to be deposited to enter into such derivative contracts (principally related to total return swaps), and collateral of $66.7 (December 31, 2022 - $31.1) securing amounts owed to counterparties in respect of fair value changes since the most recent reset date.

Hedge of net investment in Canadian subsidiaries

At December 31, 2023 the company had designated the carrying value of Cdn$2,788.6 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,061.1 (December 31, 2022 - principal amount of Cdn$2,800.0 with a fair value of $1,926.8) as a hedge of a portion of its net investment in subsidiaries with a Canadian dollar functional currency. During 2023 the company recognized pre-tax losses of $56.6 (2022 - pre-tax gains of $149.5) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income. Subsequent to December 31, 2023, on February 14, 2024 the company announced that it will use the remainder of the net proceeds from the December 2023 offering, described in note 15, to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025, which will result in a reduction of the hedge in the first quarter of 2024.

Hedge of net investment in European operations

At December 31, 2023 the company had designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $791.9 (December 31, 2022 - principal amount of €750.0 with a fair value of $698.3) as a hedge of its net investment in European operations with a euro functional currency. During 2023 the company recognized pre-tax losses of $27.8 (2022 - pre-tax gains of $51.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

8.	Insurance Contract Liabilities

	December 31, 2023			December 31, 2022
	PAA	GMM(1)	Total	PAA	GMM(1)	Total
Insurance contracts issued	41,863.4	4,471.4	46,334.8	36,549.5	3,504.9	40,054.4
Assets for insurance acquisition cash flows	(160.0)	(3.4)	(163.4)	(147.8)	—	(147.8)
Insurance contract liabilities	41,703.4	4,468.0	46,171.4	36,401.7	3,504.9	39,906.6
(1)

Includes insurance contracts issued measured under the GMM within Global Insurers and Reinsurers of $396.9 (2022 - nil), International Insurers and Reinsurers of $356.3 (2022 -$375.6) and Life insurance and Run-off of $3,718.2 (2022 - $3,129.3). Insurance contracts issued under the GMM include a LRC of $3,122.6 (2022 - $2,515.9) and a LIC of $1,348.8 (2022 - $989.0).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance contracts issued, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance										Life
	North American			Global Insurers			International Insurers				insurance
	Insurers			and Reinsurers			and Reinsurers			Total	and Run-off	Consolidated
	LRC	LIC	Total	LRC	LIC	Total	LRC	LIC	Total
2023
January 1	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5
December 31	1,140.8	9,005.2	10,146.0	1,071.0	25,937.2	27,008.2	1,399.0	3,239.5	4,638.5	41,792.7	70.7	41,863.4

2022
January 1	923.1	7,926.2	8,849.3	738.9	22,751.9	23,490.8	430.0	2,645.5	3,075.5	35,415.6	52.4	35,468.0
December 31	1,065.4	7,972.4	9,037.8	449.2	24,283.9	24,733.1	386.3	2,332.6	2,718.9	36,489.8	59.7	36,549.5

Movements in insurance contracts issued

An analysis of the liability for remaining coverage and the liability for incurred claims for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the year ended December 31 were as follows:

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims
			Risk
			adjustment
			for
	Liability for	Estimates of	non-
	remaining	present value of	financial
	coverage(1)	future cash flows	risk	Total
Balance - January 1	1,900.9	32,108.9	2,480.0	36,489.8

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(26,095.0)	—	—	(26,095.0)
Incurred claims and other insurance service expenses(2)	(16.2)	16,480.6	971.2	17,435.6
Amortization of acquisition costs and other(3)	4,654.1	—	—	4,654.1
Prior year reserve development and release of risk adjustment on prior year claims(4)	—	(73.3)	(794.7)	(868.0)
Insurance service expenses	4,637.9	16,407.3	176.5	21,221.7
Insurance service result	(21,457.1)	16,407.3	176.5	(4,873.3)
Net finance expense from insurance contracts(5)	4.2	1,965.7	—	1,969.9
Foreign exchange effects and other	23.8	90.1	(28.1)	85.8
Total changes in the consolidated statement of comprehensive income	(21,429.1)	18,463.1	148.4	(2,817.6)
Cash flows:
Premiums received(6)	27,191.2	—	—	27,191.2
Claims and other insurance service expenses paid, including investment components(7)	—	(15,537.9)	—	(15,537.9)
Insurance acquisition cash flows(8)	(5,196.6)	—	—	(5,196.6)
Changes in funds withheld	142.3	(21.8)	—	120.5
	22,136.9	(15,559.7)	—	6,577.2
Investment components and other	(170.4)	147.1	—	(23.3)
Contracts recognized on acquisition of subsidiary(9)	1,172.5	371.2	22.9	1,566.6
Balance - December 31	3,610.8	35,530.6	2,651.3	41,792.7
(1)	Includes loss components of $139.0 at January 1, 2023 and $64.7 at December 31, 2023.
(2)

Incurred claims and other insurance service expenses included within estimates of the present value of future cash flows comprised Global Insurers and Reinsurers ($9,596.8), North American Insurers ($5,104.1) and International Insurers and Reinsurers ($1,779.7) reporting segments. Incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($677.1), North American Insurers ($191.1) and International Insurers and Reinsurers ($103.0) reporting segments.

(3)

Amortization of acquisition costs and other comprised Global Insurers and Reinsurers ($2,298.1), North American Insurers ($1,790.7) and International Insurers and Reinsurers ($565.3) reporting segments.

(4)

Reflects the release of risk adjustment for non-financial risk as claims are paid, primarily at the Global Insurers and Reinsurers ($589.9) and the North American Insurers ($155.9) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include favourable prior year reserve development at the Global Insurers and Reinsurers reporting segment ($290.7), partially offset by adverse prior year reserve development at the International Insurers and Reinsurers ($167.2) and North American Insurers ($50.2) reporting segments.

(5)

Net finance expense from insurance contracts included within the estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($1,401.4), North American Insurers ($407.6) and International Insurers and Reinsurers ($156.7) reporting segments.

(6)

Premiums received from insurance contracts comprised Global Insurers and Reinsurers ($15,665.9), North American Insurers ($8,229.0) and International Insurers and Reinsurers ($3,296.3) reporting segments.

(7)

Claims and other insurance service expenses paid, including investment components comprised Global Insurers and Reinsurers ($9,275.5), North American Insurers ($4,650.1) and International Insurers and Reinsurers ($1,612.3) reporting segments.

(8)	Insurance acquisition cash flows paid comprised Global Insurers and Reinsurers ($2,524.1), North American Insurers ($1,942.8) and International Insurers and Reinsurers ($729.7) reporting segments.
(9)

Principally reflects contracts recognized on the acquisition of Gulf Insurance, as described in note 21, which were primarily accounted for as if the company had entered into the contracts on the acquisition date, with the fair value of the contracts deemed as the premium received. Consequently, acquired contracts in their settlement period are included within the LRC and their expected settlement period deemed as the coverage period.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
		Liability for incurred claims
			Risk
			adjustment
			for
	Liability for	Estimates of	non-
	remaining	present value of	financial
	coverage(1)	future cash flows	risk	Total
Balance - January 1	2,092.0	30,896.3	2,427.3	35,415.6

Changes in the consolidated statement of comprehensive income:
Insurance revenue	(24,494.8)	—	—	(24,494.8)
Incurred claims and other insurance service expenses(2)	106.8	15,972.3	825.1	16,904.2
Amortization of acquisition costs and other(3)	4,156.5	—	—	4,156.5
Prior year reserve development and release of risk adjustment on prior year claims(4)	—	(171.2)	(698.9)	(870.1)
Insurance service expenses	4,263.3	15,801.1	126.2	20,190.6
Insurance service result	(20,231.5)	15,801.1	126.2	(4,304.2)
Net finance (income) expenses from insurance contracts(5)	3.9	(1,586.1)	—	(1,582.2)
Foreign exchange effects and other	9.5	(577.5)	(73.5)	(641.5)
Total changes in the consolidated statement of comprehensive income	(20,218.1)	13,637.5	52.7	(6,527.9)
Cash flows:
Premiums received(6)	24,710.1	—	—	24,710.1
Claims and other insurance service expenses paid, including investment components(7)	—	(12,593.2)	—	(12,593.2)
Insurance acquisition cash flows(8)	(4,408.3)	—	—	(4,408.3)
Changes in funds withheld	(145.9)	36.7	—	(109.2)
	20,155.9	(12,556.5)	—	7,599.4
Investment components and other	(128.9)	131.6	—	2.7
Balance - December 31	1,900.9	32,108.9	2,480.0	36,489.8
(1)	Includes loss components of $190.9 at January 1, 2022 and $139.0 at December 31, 2022.
(2)	Incurred claims and other insurance service expenses included within estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($9,950.5), North American Insurers ($4,336.1) and International Insurers and Reinsurers ($1,685.7) reporting segments. Incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($597.9), North American Insurers ($152.8) and International Insurers and Reinsurers ($74.4) reporting segments.
(3)	Amortization of acquisition costs and other comprised Global Insurers and Reinsurers ($2,139.2), North American Insurers ($1,561.3) and International Insurers and Reinsurers ($456.0) reporting segments.
(4)	Reflects the release of risk adjustment for non-financial risk as claims are paid, primarily at the Global Insurers and Reinsurers ($508.5) and the North American Insurers ($133.5) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include favourable prior year reserve development at the International Insurers and Reinsurers reporting segment ($398.7), partially offset by adverse prior year reserve development at the North American Insurers ($133.2) and Global Insurers and Reinsurers ($94.3) reporting segments.
(5)	Net finance income from insurance contracts included within estimates of present value of future cash flows primarily comprised Global Insurers and Reinsurers ($1,171.0) and North American Insurers ($422.1) reporting segments.
(6)	Premiums received from insurance contracts comprised Global Insurers and Reinsurers ($14,602.3), North American Insurers ($7,442.7) and International Insurers and Reinsurers ($2,665.1) reporting segments.
(7)	Claims and other insurance service expenses paid, including investment components comprised Global Insurers and Reinsurers ($7,256.3), North American Insurers ($3,829.6) and International Insurers and Reinsurers ($1,507.3) reporting segments.
(8)	Insurance acquisition cash flows paid comprised Global Insurers and Reinsurers ($2,144.5), North American Insurers ($1,717.5) and International Insurers and Reinsurers ($546.3) reporting segments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Development of insurance losses

The development of insurance liabilities illustrates the estimation uncertainty associated with these liabilities and provides a measure of the company’s ability to estimate the ultimate value of claims. The loss development tables below present the estimates of undiscounted cumulative claims, excluding the risk adjustment, on both a gross and net of reinsurance basis for insurance contracts issued by the property and casualty insurance and reinsurance reporting segments at the end of each calendar year, the cumulative payments made in respect of those claims in subsequent years and the re-estimated amount of each calendar year’s cumulative claims as at December 31, 2023.

Estimates of undiscounted gross cumulative claims

		Calendar year
	2017	2018	2019	2020	2021	2022	2023
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	25,284.5	25,426.9	26,528.3	28,700.5	32,329.1	36,306.4	41,221.8
Cumulative payments as of:
One year later	6,917.3	7,191.0	7,018.7	6,986.7	8,410.7	10,341.7
Two years later	11,052.3	11,487.9	11,133.7	11,990.6	14,571.5
Three years later	13,928.6	14,318.9	14,702.8	16,410.5
Four years later	15,843.4	16,807.6	17,959.2
Five years later	17,528.7	19,121.9
Six years later	19,141.7

Reserves re-estimated as of:
One year later	24,131.2	25,256.3	26,259.1	28,119.8	31,640.8	36,470.5
Two years later	24,091.7	25,124.0	26,052.6	27,894.1	32,041.6
Three years later	23,949.9	25,132.6	25,961.4	28,468.4
Four years later	24,046.1	25,286.7	26,611.8
Five years later	24,202.6	25,851.6
Six years later	24,554.7

Favourable (adverse) development	729.8	(424.7)	(83.5)	232.1	287.5	(164.1)

Favourable (adverse) development comprised of:
Effect of foreign currency translation	483.5	222.5	309.6	271.0	163.6	7.4
Favourable (adverse) loss reserve development	246.3	(647.2)	(393.1)	(38.9)	123.9	(171.5)
	729.8	(424.7)	(83.5)	232.1	287.5	(164.1)

Reconciliation to the LIC at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above							41,221.8
Effect of discounting							(6,193.1)
Risk adjustment for non-financial risk							3,137.6
Other(1)							347.2
Liability for incurred claims (PAA & GMM)							38,513.5
Less: Liability for incurred claims (GMM)							(331.6)
Liability for incurred claims (PAA)							38,181.9

Liability for incurred claims ( PAA) as presented in the table above
Estimates of present value of future cash flows							35,530.6
Risk adjustment for non-financial risk							2,651.3
Liability for incurred claims (PAA)							38,181.9
(1)	Primarily includes funds withheld and settled crop losses payable at Odyssey Group, partially offset by reinstatement premiums payable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The effect of foreign currency translation in the table above primarily arose on translation of the provisions for losses to U.S. dollars of loss reserves of subsidiaries with functional currencies other than the U.S. dollar. The company’s exposure to foreign currency risk and the management thereof are discussed in note 22.

Loss reserve development in the table above excludes the loss reserve development of a subsidiary in the year it is acquired whereas the consolidated statement of earnings includes the loss reserve development of a subsidiary from its acquisition date.

Unfavourable loss reserve development in calendar year 2023 of $171.5 in the table above was principally comprised of large fronting losses at Fairfax Latin America, emergence related to asbestos and other latent claims and unfavourable loss experience related to accident years 2016 to 2019.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Estimates of undiscounted net cumulative claims(1)

		Calendar year
	2017	2018	2019	2020	2021	2022	2023
Property and casualty provision for outstanding losses and loss adjustment expenses at December 31	19,750.1	19,334.7	19,858.9	21,468.6	24,068.6	27,800.1	31,618.1
Cumulative payments as of:
One year later	5,297.4	5,407.0	5,339.8	5,426.1	6,415.3	7,791.6
Two years later	8,394.6	8,606.4	8,480.3	9,269.8	11,042.3
Three years later	10,562.7	10,719.0	11,216.3	12,456.8
Four years later	12,010.0	12,624.3	13,473.3
Five years later	13,291.3	14,142.2
Six years later	14,348.9

Reserves re-estimated as of:
One year later	18,642.9	19,052.8	19,587.2	21,233.4	23,808.7	27,534.6
Two years later	18,411.4	18,937.4	19,585.7	21,342.5	24,151.8
Three years later	18,275.8	19,052.3	19,845.5	21,728.2
Four years later	18,392.0	19,227.2	20,269.4
Five years later	18,589.3	19,589.3
Six years later	18,839.6

Favourable (adverse) development	910.5	(254.6)	(410.5)	(259.6)	(83.2)	265.5

Favourable (adverse) development comprised of:
Effect of foreign currency translation	183.4	9.4	101.7	108.6	126.4	12.2
Favourable (adverse) loss reserve development	727.1	(264.0)	(512.2)	(368.2)	(209.6)	253.3
	910.5	(254.6)	(410.5)	(259.6)	(83.2)	265.5
Reconciliation to the net LIC at the property and casualty insurance and reinsurance reporting segments
Property and casualty provision for outstanding losses and loss adjustment expenses as presented above							31,618.1
Effect of discounting							(4,679.9)
Risk adjustment for non-financial risk							2,134.0
Other(2)							(277.6)
Net liability for incurred claims (PAA & GMM)							28,794.6
Less: Net liability for incurred claims (GMM)							(286.3)
Net liability for incurred claims (PAA)							28,508.3

Net liability for incurred claims (PAA) as presented in the preceding table and note 9					LIC (PAA)	AIC (PAA) (note 9)	Net LIC (PAA)
Estimates of present value of future cash flows					35,530.6	8,821.0	26,709.6
Risk adjustment for non-financial risk					2,651.3	852.6	1,798.7
Net liability for incurred claims (PAA)					38,181.9	9,673.6	28,508.3
(1)	Net of asset for incurred claims for reinsurance contracts held.
(2)	Primarily includes reinsurance paid losses, partially offset by funds withheld and reclassification of certain retrospective contracts to LRC.

FAIRFAX FINANCIAL HOLDINGS LIMITED

9.	Reinsurance Contract Assets Held

	December 31, 2023			December 31, 2022
	PAA	GMM(1)	Total	PAA	GMM(1)	Total
Reinsurance contract assets held	9,856.3	1,031.4	10,887.7	8,679.2	1,012.3	9,691.5
(1)	Comprised of reinsurance contract assets held measured under the GMM at Global Insurers and Reinsurers of $321.6, (2022 - $320.0), International Insurers and Reinsurers of $262.1 (2022 - $290.4) and Life insurance and Run-off of $447.7 (2022 - $401.9).

Reinsurance contract assets held, measured under the PAA by reporting segment and excluding intercompany balances, were as follows:

	Property and Casualty Insurance and Reinsurance										Life
	North American			Global Insurers			International Insurers				insurance	Consolidated
	Insurers			and Reinsurers			and Reinsurers			Total	and Run-off
	ARC	AIC	Total	ARC	AIC	Total	ARC	AIC	Total
2023
January 1	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2
December 31	(70.0)	1,250.3	1,180.3	(46.6)	7,007.2	6,960.6	296.7	1,416.1	1,712.8	9,853.7	2.6	9,856.3
2022
January 1	(12.9)	901.9	889.0	(166.4)	6,250.2	6,083.8	43.6	1,570.7	1,614.3	8,587.1	2.9	8,590.0
December 31	(15.2)	974.5	959.3	(182.1)	6,633.5	6,451.4	53.3	1,210.2	1,263.5	8,674.2	5.0	8,679.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Movements in reinsurance contract assets held

An analysis of the asset for remaining coverage and the asset for incurred claims for reinsurance contracts held by the property and casualty insurance and reinsurance reporting segments measured under the PAA for the year ended December 31 were as follows:

Year ended December 31, 2023

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims
			Risk
			adjustment
			for
	Asset for	Estimates of	non-
	remaining	present value of	financial
	coverage(1)	future cash flows	risk	Total
Balance - January 1	(144.0)	8,011.6	806.6	8,674.2

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,759.6)	—	—	(4,759.6)
Recoveries of incurred claims and other insurance service expenses(2)	(27.8)	3,496.2	330.1	3,798.5
Prior year reserve development and release of risk adjustment on prior year claims(3)	—	227.0	(266.4)	(39.4)
Recoveries of insurance service expenses	(27.8)	3,723.2	63.7	3,759.1
Net reinsurance result	(4,787.4)	3,723.2	63.7	(1,000.5)
Net finance income from reinsurance contract assets held(4)	0.8	520.9	—	521.7
Foreign exchange effects and other	(41.9)	(59.0)	(31.9)	(132.8)
Total changes in the consolidated statement of comprehensive income	(4,828.5)	4,185.1	31.8	(611.6)
Cash flows:
Premiums paid(5)	4,786.2	—	—	4,786.2
Amounts received(6)	—	(3,502.6)	—	(3,502.6)
Changes in funds withheld	(3.1)	(14.6)	—	(17.7)
	4,783.1	(3,517.2)	—	1,265.9
Investment components and other	(7.2)	8.0	—	0.8
Contracts recognized on acquisition of subsidiary(7)	376.7	133.5	14.2	524.4
Balance - December 31	180.1	8,821.0	852.6	9,853.7
(1)	Includes loss recovery components of $50.1 at January 1, 2023 and $23.0 at December 31, 2023.
(2)

Recoveries of incurred claims and other insurance service expenses included within estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($1,996.4), North American Insurers ($973.7) and International Insurers and Reinsurers ($526.1) reporting segments. Recoveries of incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($219.3), International Insurers and Reinsurers ($57.7) and North American Insurers ($53.1) reporting segments.

(3)

Reflects the release of risk adjustment for non-financial risk as claims are recovered, primarily at the Global Insurers and Reinsurers ($200.9) and the North American Insurers ($40.4) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘recoveries of incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include favourable prior year reserve development at the International Insurers and Reinsurers ($217.8) and the North American Insurers ($53.0) reporting segments, partially offset by adverse prior year reserve development at the Global Insurers and Reinsurers reporting segment ($43.8).

(4)

Net finance income from reinsurance contract assets held included within estimates of present value of future cash flows primarily comprised Global Insurers and Reinsurers ($392.6), International Insurers and Reinsurers ($78.6) and North American Insurers ($49.7) reporting segments.

(5)	Premiums paid comprised Global Insurers and Reinsurers ($2,640.5), North American Insurers ($1,122.7) and International Insurers and Reinsurers ($1,023.0) reporting segments.
(6)	Amounts received comprised Global Insurers and Reinsurers ($2,005.0), North American Insurers ($793.3) and International Insurers and Reinsurers ($704.3) reporting segments.
(7)

Principally reflects contracts recognized on the acquisition of Gulf Insurance, as described in note 21, which were primarily accounted for as if the company had entered into the contracts on the acquisition date, with the fair value of the contracts deemed as the premium paid. Consequently, acquired contracts in their settlement period are included within the ARC and their expected settlement period deemed as the coverage period.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022

	Property and Casualty Insurance and Reinsurance
		Asset for incurred claims
			Risk
	Asset for	Estimates of	adjustment for
	remaining	present value of	non-financial
	coverage(1)	future cash flows	risk	Total
Balance - January 1	(135.7)	7,905.8	817.0	8,587.1

Changes in the consolidated statement of comprehensive income:
Cost of reinsurance	(4,344.7)	—	—	(4,344.7)
Recoveries of incurred claims and other insurance service expenses(2)	8.4	3,159.4	261.7	3,429.5
Prior year reserve development and release of risk adjustment on prior year claims(3)	—	(163.1)	(253.5)	(416.6)
Recoveries of insurance service expenses	8.4	2,996.3	8.2	3,012.9
Net reinsurance result	(4,336.3)	2,996.3	8.2	(1,331.8)
Net finance income (expense) from reinsurance contract assets held(4)	0.1	(291.1)	—	(291.0)
Foreign exchange effects and other	77.8	(172.7)	(18.6)	(113.5)
Total changes in the consolidated statement of comprehensive income	(4,258.4)	2,532.5	(10.4)	(1,736.3)
Cash flows:
Premiums paid(5)	4,249.3	—	—	4,249.3
Amounts received(6)	—	(2,415.3)	—	(2,415.3)
Changes in funds withheld	(2.7)	(1.3)	—	(4.0)
	4,246.6	(2,416.6)	—	1,830.0
Investment components and other	3.5	(10.1)	—	(6.6)
Balance - December 31	(144.0)	8,011.6	806.6	8,674.2
(1)	Includes loss recovery components of $41.9 at January 1, 2022 and $50.1 at December 31, 2022.
(2)

Recoveries of incurred claims and other insurance service expenses included within estimates of present value of future cash flows comprised Global Insurers and Reinsurers ($1,977.6), International Insurers and Reinsurers ($622.3) and North American Insurers ($559.5) reporting segments. Recoveries of incurred claims and other insurance service expenses included within risk adjustment for non-financial risk comprised Global Insurers and Reinsurers ($176.0), International Insurers and Reinsurers ($45.7) and North American Insurers ($40.0) reporting segments.

(3)

Reflects the release of risk adjustment for non-financial risk as claims are recovered, primarily at the Global Insurers and Reinsurers ($198.4) and the North American Insurers ($24.3) reporting segments. When claims are initially incurred, the risk adjustment is included within the ‘recoveries of incurred claims and other insurance service expenses’ line in the table above. Prior year reserve development included within estimates of present value of future cash flows include adverse prior year reserve development in the International Insurers and Reinsurers reporting segment ($359.9), partially offset by favourable prior year reserve development in the North American Insurers ($98.8) and the Global Insurers and Reinsurers ($98.0) reporting segments.

(4)

Net finance expense from reinsurance contract assets held included within estimates of present value of future cash flows primarily comprised net finance expense within the Global Insurers and Reinsurers ($279.8) and North American Insurers ($28.9) reporting segments, partially offset by net finance income at the International Insurers and Reinsurers ($17.6) reporting segment.

(5)	Premiums paid comprised Global Insurers and Reinsurers ($2,506.0), North American Insurers ($880.2) and International Insurers and Reinsurers ($863.1) reporting segments.
(6)	Amounts received comprised Global Insurers and Reinsurers ($1,333.0), North American Insurers ($526.8) and International Insurers and Reinsurers ($555.5) reporting segments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

10.Net Finance Income or Expense from Insurance Contracts and Reinsurance Contract Assets Held

	Year ended December 31,
	2023	2022
		Restated
Net finance income (expense) from insurance contracts
Interest accreted to insurance contracts	(1,889.5)	(433.6)
Effect of changes in interest rates and other financial assumptions	(263.2)	2,448.0
	(2,152.7)	2,014.4

Net finance income (expense) from reinsurance contract assets held
Interest accreted to reinsurance contract assets held	502.0	122.3
Effect of changes in interest rates and other financial assumptions	45.1	(519.4)
	547.1	(397.1)
Net finance income (expense) from insurance contracts and reinsurance contract assets held	(1,605.6)	1,617.3

Investment income(1)
Interest and dividends	1,896.2	961.8
Share of profit of associates	1,022.2	1,022.4
Net gains (losses) on investments	1,949.5	(1,573.2)
	4,867.9	411.0
Net financial result	3,262.3	2,028.3
(1)

Interest and dividends, share of profit of associates and net gains (losses) on investments as presented in the consolidated statement of earnings, which includes amounts reported by the non-insurance companies and the group holding companies as disclosed in note 23.

The company’s capital management objectives, which are discussed in the Capital Management section of note 22, include maintaining sufficient liquid resources at the holding company and operating company levels to meet company obligations while remaining opportunistic in deploying capital. As a result, there is not a direct relationship between the company’s net finance income or expenses from insurance contracts and reinsurance contract assets held and the investment return on the portfolio investments. Certain of the company’s investments, principally within the fixed income portfolio, are subject to interest rate risk (as discussed in note 22) and the net gains or losses on those investments which may result from changes in market interest rates may not correspond directly with changes in the company’s net finance income (expense) from insurance contracts and reinsurance contract assets held. While net insurance finance income or expense reflects the effects and changes in time value of money and financial risk related to these net liabilities, investment returns are based on the company’s overall investment strategy.

FAIRFAX FINANCIAL HOLDINGS LIMITED

11.	Insurance Contract Receivables and Payables

Insurance contract receivables were comprised as follows:

	December 31,	December 31,
	2023	2022
		Restated
Insurance premiums receivable from agents, brokers and other intermediaries	615.9	411.5
Insurance contract receivables from third party administrators and other	310.2	237.4
	926.1	648.9

Current	685.3	468.5
Non-current	240.8	180.4
	926.1	648.9

Insurance contract payables were comprised as follows:

	December 31,	December 31,
	2023	2022
		Restated
Payable to agents and brokers	374.2	495.6
Investment contracts associated with life insurance products(1)	626.5	595.8
Other insurance contract payables	206.2	311.3
	1,206.9	1,402.7

Current	518.4	802.6
Non-current	688.5	600.1
	1,206.9	1,402.7
(1)

Contracts issued by the company’s life insurance operations which do not transfer significant insurance risk, but do transfer financial risk from the policyholder to the company, representing a financial liability.

FAIRFAX FINANCIAL HOLDINGS LIMITED

12.Goodwill and Intangible Assets

Goodwill and intangible assets were comprised as follows:

	Goodwill	Intangible assets				Total
		Lloyd’s	Customer		Computer
		participation	and broker	Brand	software
		rights(1)	relationships	names(1)	and other(1)
Balance - January 1, 2023	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0
Additions(2)	355.8	—	538.2	123.0	209.3	1,226.3
Disposals(3)	(45.9)	—	(35.9)	(0.5)	—	(82.3)
Amortization	—	—	(92.9)	—	(280.4)	(373.3)
Impairments(4)	(132.4)	—	—	(3.8)	—	(136.2)
Foreign exchange effect and other	16.9	—	7.3	24.7	3.9	52.8
Balance - December 31, 2023	3,121.9	503.2	1,070.6	1,161.7	518.9	6,376.3

Gross carrying amount	3,485.6	503.2	1,765.9	1,203.0	1,713.6	8,671.3
Accumulated amortization	—	—	(710.3)	—	(1,175.1)	(1,885.4)
Accumulated impairment and other	(363.7)	—	15.0	(41.3)	(19.6)	(409.6)
	3,121.9	503.2	1,070.6	1,161.7	518.9	6,376.3

	Goodwill	Intangible assets				Total
		Lloyd’s	Customer		Computer
		participation	and broker	Brand	software
		rights(1)	relationships	names(1)	and other(1)
Balance - January 1, 2022	3,084.8	503.2	760.9	1,087.3	492.0	5,928.2
Additions	152.0	—	25.9	(0.3)	267.6	445.2
Disposals(3)	(81.9)	—	(31.6)	(8.5)	(3.2)	(125.2)
Amortization	—	—	(91.7)	—	(134.9)	(226.6)
Impairments(4)	(137.0)	—	—	—	(0.9)	(137.9)
Foreign exchange effect and other	(90.4)	—	(9.6)	(60.2)	(34.5)	(194.7)
Balance - December 31, 2022	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0

Gross carrying amount	3,161.8	503.2	1,279.0	1,060.1	1,594.2	7,598.3
Accumulated amortization	—	—	(631.6)	—	(988.3)	(1,619.9)
Accumulated impairment and other	(234.3)	—	6.5	(41.8)	(19.8)	(289.4)
	2,927.5	503.2	653.9	1,018.3	586.1	5,689.0
(1)	Indefinite-lived intangible assets not subject to amortization had an aggregate carrying value at December 31, 2023 of $1,756.8 (December 31, 2022 – $1,613.6).
(2)	On December 26, 2023 the company acquired additional interest in Gulf Insurance and consolidated its assets and liabilities on the date of acquisition. See note 21.
(3)	On May 10, 2023 Brit sold its managing general underwriting operations, Ambridge Group and deconsolidated goodwill of $45.9 and intangible assets of $32.6. During 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth and deconsolidated goodwill of $81.7 and intangible assets of $34.6. See note 21.
(4)	During 2023 non-cash impairment charges recorded in Non-insurance expenses in the consolidated statement of earnings by the non-insurance companies primarily related to non-cash goodwill impairment charges on Farmers Edge of $63.5 (2022 - $133.4).

FAIRFAX FINANCIAL HOLDINGS LIMITED

Goodwill and intangible assets were allocated to the company’s cash-generating units (“CGUs”) as follows:

	December 31, 2023			December 31, 2022
		Intangible			Intangible
	Goodwill	assets	Total	Goodwill	assets	Total
Insurance and reinsurance companies
Allied World	940.0	474.3	1,414.3	940.0	519.8	1,459.8
Gulf Insurance	330.5	607.0	937.5	—	—	—
Brit	167.7	527.4	695.1	214.6	565.5	780.1
Zenith National	317.6	69.3	386.9	317.6	77.7	395.3
Crum & Forster	132.6	99.0	231.6	132.6	57.8	190.4
Northbridge	83.8	136.6	220.4	81.6	133.5	215.1
Odyssey Group	119.7	49.4	169.1	119.7	50.8	170.5
All other(1)	96.7	103.1	199.8	85.1	108.3	193.4
	2,188.6	2,066.1	4,254.7	1,891.2	1,513.4	3,404.6
Non-insurance companies
Recipe	293.6	919.0	1,212.6	298.9	902.2	1,201.1
AGT	150.7	49.4	200.1	147.6	49.6	197.2
Thomas Cook India	126.9	48.1	175.0	127.7	48.4	176.1
Boat Rocker	59.7	102.9	162.6	86.4	184.8	271.2
All other(2)	302.4	68.9	371.3	375.7	63.1	438.8
	933.3	1,188.3	2,121.6	1,036.3	1,248.1	2,284.4
	3,121.9	3,254.4	6,376.3	2,927.5	2,761.5	5,689.0
(1)	Comprised primarily of balances related to AMAG Insurance, Eurolife and Fairfax Central and Eastern Europe.
(2)	Comprised primarily of balances related to Dexterra Group, Grivalia Hospitality (consolidated on July 5, 2022) and Fairfax India's subsidiaries.

Impairment tests for goodwill and indefinite-lived intangible assets were completed during 2023 and it was concluded that no significant impairments had occurred, other than non-cash goodwill impairment charges on Farmers Edge of $63.5 which were recognized in 2023. When testing for impairment, the recoverable amount of each CGU or group of CGUs was based on the higher of (i) fair value less costs of disposal, determined using market prices inclusive of a control premium or discounted cash flow models, and (ii) value-in-use, determined using discounted cash flow models.

In preparing discounted cash flow models, cash flow projections typically covering a five year period were derived from financial budgets approved by management. Cash flows beyond the projected periods were extrapolated using estimated growth rates which do not exceed the long term average historic growth rate for the business in which each CGU operates. A number of other assumptions and estimates including net insurance revenue, investment returns, regulatory capital ratios, other revenues, expenses, royalty rates and working capital requirements were required to be incorporated into the discounted cash flow models. The forecasts were based on best estimates of future net insurance revenue or other revenues and operating expenses using historical trends, general geographical market conditions, industry trends and forecasts and other available information. These assumptions and estimates were reviewed by the applicable CGU’s management and by Fairfax management. The cash flow forecasts were adjusted by applying appropriate discount rates within a range of 10.1% to 13.0% for insurance and reinsurance subsidiaries, and 10.5% to 25.5% for non-insurance subsidiaries. A long term investment return of 5.0% was applied to the investment portfolios of insurance and reinsurance subsidiaries. The long term growth rates used to extrapolate cash flows beyond five years for the majority of the CGUs ranged from 3.0% to 3.7%.

FAIRFAX FINANCIAL HOLDINGS LIMITED

13.Other Assets

Other assets were comprised as follows:

	December 31, 2023			December 31, 2022
				Restated
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Premises and equipment, right-of-use assets and non-insurance companies’ investment property(2)	875.1	2,380.6	3,255.7	684.0	2,199.7	2,883.7
Assets associated with unit-linked insurance and other products(3)	1,204.0	—	1,204.0	676.5	—	676.5
Inventories	—	669.1	669.1	—	668.2	668.2
Non-insurance revenue receivables	—	611.6	611.6	—	638.9	638.9
Accrued interest and dividends	488.0	2.8	490.8	313.7	3.5	317.2
Prepaid expenses	170.5	180.4	350.9	111.0	134.8	245.8
Call options on non-controlling interests(4)	306.6	—	306.6	167.4	—	167.4
Income tax, sales tax and subsidies receivable	60.4	215.5	275.9	71.3	204.6	275.9
Finance lease receivables	7.8	207.4	215.2	8.8	218.0	226.8
Prepaid losses on claims	151.0	—	151.0	168.9	—	168.9
Pension surplus	96.3	—	96.3	144.5	—	144.5
Receivable for securities sold but not yet settled	37.9	—	37.9	11.2	—	11.2
Other(5)	515.1	110.1	625.2	470.7	85.6	556.3
	3,912.7	4,377.5	8,290.2	2,828.0	4,153.3	6,981.3

Current	1,425.3	1,702.9	3,128.2	943.7	1,632.6	2,576.3
Non-current	2,487.4	2,674.6	5,162.0	1,884.3	2,520.7	4,405.0
	3,912.7	4,377.5	8,290.2	2,828.0	4,153.3	6,981.3
(1)	Includes Life insurance and Run-off, and the group holding companies.
(2)	The increase during 2023 principally reflected growth in premises and equipment at Grivalia Hospitality as it expands its operations and the consolidation of Gulf Insurance, as described in note 21.
(3)	Primarily includes insurance contracts written by the company’s life insurance operations that transfer the market risk associated with the underlying investment performance, which supports the benefit payments, to the policyholder (“unit-linked”). The liability for the associated life policy benefits are included within insurance contract liabilities (note 8). For these unit-linked contracts or funds, the company measures the underlying investments at fair value. The increase in such investment assets during 2023 principally reflected higher unit-linked insurance volumes at Eurolife, and the consolidation of Gulf Insurance as described in note 21.
(4)	Comprised of call options on the non-controlling interests in Allied World, Brit and Odyssey Group, which expire in 2026, 2027 and 2029, respectively. At certain dates subsequent to expiry of a call option, the non-controlling interests may request an initial public offering of their shares, the structure, process and timing of which will be controlled by the company; in certain circumstances, the non-controlling interests may request a sale of the respective operating company to a third party.
(5)	Principally comprised of other receivables, deposits and deferred compensation plans.

FAIRFAX FINANCIAL HOLDINGS LIMITED

14.Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities were comprised as follows:

	December 31, 2023			December 31, 2022
				Restated
	Insurance			Insurance
	and	Non-		and	Non-
	reinsurance	insurance		reinsurance	insurance
	companies(1)	companies	Total	companies(1)	companies	Total
Lease liabilities	349.0	726.2	1,075.2	364.1	729.9	1,094.0
Payables related to cost of sales	—	965.2	965.2	—	814.3	814.3
Salaries and employee benefit liabilities	642.3	115.5	757.8	500.5	98.5	599.0
Deferred gift card, hospitality and other revenue	34.8	425.9	460.7	37.8	392.0	429.8
Income taxes payable	284.8	22.1	306.9	347.0	14.0	361.0
Put options held by non-controlling interests(2)	180.7	69.4	250.1	128.1	45.4	173.5
Pension and post retirement liabilities	145.1	12.0	157.1	132.9	12.8	145.7
Amounts withheld and accrued taxes	82.5	33.2	115.7	58.3	30.7	89.0
Administrative and other(3)	1,142.4	256.1	1,398.5	807.4	292.9	1,100.3
	2,861.6	2,625.6	5,487.2	2,376.1	2,430.5	4,806.6

Current	1,818.3	1,739.1	3,557.4	1,358.0	1,553.3	2,911.3
Non-current	1,043.3	886.5	1,929.8	1,018.1	877.2	1,895.3
	2,861.6	2,625.6	5,487.2	2,376.1	2,430.5	4,806.6
(1)	Includes Life insurance and Run-off, and the group holding companies.
(2)	Principally a put option held by Eurobank on the non-controlling interest in Eurolife.
(3)	Principally comprised of accrued operating expenses, accrued interest expense, payables for securities purchased but not yet settled, advances from customers and liabilities related to business acquisitions.

FAIRFAX FINANCIAL HOLDINGS LIMITED

15.Borrowings

	December 31, 2023			December 31, 2022
		Carrying	Fair		Carrying	Fair
	Principal	value(a)	value(b)	Principal	value(a)	value(b)
Borrowings - holding company
Fairfax unsecured notes(d):
4.875% due August 13, 2024(1)	279.3	279.0	277.5	282.5	281.6	277.0
4.95% due March 3, 2025 (Cdn$348.6)(1)	264.3	263.7	264.3	258.3	257.2	255.2
8.30% due April 15, 2026(e)	91.8	91.8	97.1	91.8	91.7	98.2
4.70% due December 16, 2026 (Cdn$450.0)	341.3	340.4	339.9	332.1	331.0	323.7
4.25% due December 6, 2027 (Cdn$650.0)	492.9	492.0	486.4	479.7	478.6	455.8
2.75% due March 29, 2028 (€750.0)	828.5	821.5	791.9	800.5	792.2	698.3
4.85% due April 17, 2028	600.0	597.5	592.7	600.0	596.9	568.1
4.23% due June 14, 2029 (Cdn$500.0)	379.2	378.1	371.6	369.0	367.7	342.7
4.625% due April 29, 2030	650.0	646.8	627.3	650.0	646.4	591.1
3.375% due March 3, 2031	596.8	585.2	527.0	600.0	586.8	492.8
3.95% due March 3, 2031 (Cdn$840.0)	637.0	633.4	598.9	627.4	623.2	549.4
5.625% due August 16, 2032	741.2	735.6	742.5	750.0	743.6	707.1
6.00% due December 7, 2033(1)	400.0	394.0	410.6	—	—	—
7.75% due July 15, 2037(e)	91.3	90.7	104.3	91.3	90.7	95.2
Notes payable(2)	660.0	579.2	579.2	—	—	—
Revolving credit facility(3)	—	—	—	—	—	—
	7,053.6	6,928.9	6,811.2	5,932.6	5,887.6	5,454.6
Borrowings - insurance and reinsurance companies
Allied World 4.35% senior notes due October 29, 2025	500.0	501.8	488.0	500.0	502.9	477.7
Allied World revolving credit facility and other borrowings	18.0	20.6	19.5	16.8	19.8	16.9
Gulf Insurance floating rate long term loans due 2027(4)	172.9	172.9	171.9	—	—	—
Zenith National 8.55% debentures due August 1, 2028(d)	38.5	38.4	38.5	38.5	38.3	38.5
Brit 3.6757% subordinated notes due December 9, 2030 (£127.0)	161.9	161.9	118.3	162.4	162.4	120.6
Brit floating rate revolving credit facility(5)	—	—	—	10.0	10.0	10.0
	891.3	895.6	836.2	727.7	733.4	663.7
Borrowings - non-insurance companies(c)
Fairfax India 5.00% unsecured senior notes due 2028	441.6	439.4	399.4	441.6	438.9	400.7
Fairfax India subsidiary borrowings	75.8	75.8	75.8	122.6	122.2	122.2
AGT credit facilities, senior notes and loans(6)	493.5	491.0	488.0	511.9	508.4	498.8
Recipe term loans and credit facilities	400.2	398.2	384.8	464.0	461.5	436.7
Grivalia bond loans and term loans	205.8	205.2	205.2	111.3	111.3	111.3
Loans and revolving credit facilities primarily at floating rates(7)(8)	289.4	289.4	289.4	361.8	361.6	361.8
	1,906.3	1,899.0	1,842.6	2,013.2	2,003.9	1,931.5
Total debt	9,851.2	9,723.5	9,490.0	8,673.5	8,624.9	8,049.8
(a)	Principal net of unamortized issue costs and discounts (premiums).
(b)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).
(c)	These borrowings are non-recourse to the holding company.
(d)	Issuer may redeem any time at prices specified in the instrument’s offering document, except those disclosed in footnote (e) below.

(e)Not redeemable prior to the contractual maturity date.

FAIRFAX FINANCIAL HOLDINGS LIMITED

During and subsequent to 2023 the company and its subsidiaries completed the following debt transactions:

Holding company

(1)	On December 7, 2023 the company completed an offering of $400.0 principal amount of 6.00% unsecured senior notes due December 7, 2033 for net proceeds of $393.9 after discount, commissions, and expenses. Commissions and expenses of $3.1 were included in the carrying value of the notes. Subsequent to December 31, 2023, on January 12, 2024 the company completed a re-opening of these notes for $200.0 principal amount for net proceeds, excluding accrued interest, of $200.2 after premium, commissions and expenses.

Subsequent to December 31, 2023, on January 29, 2024 the company used a portion of the net proceeds from the offering to redeem its remaining $279.3 principal amount of 4.875% unsecured senior notes due August 13, 2024 for cash consideration of $285.6, including accrued interest. On February 14, 2024 the company announced that, on March 15, 2024, it will use the remainder of the net proceeds from the offering to redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025.

(2)	On December 26, 2023 the company acquired KIPCO’s 46.3% interest in Gulf Insurance as described in note 21, which included a payment deed of $660.0, requiring the company to make four equal annual payments of $165.0 to KIPCO beginning on the first anniversary of closing of the transaction. The fair value was determined using a discounted cash flow model with an average discount rate of 5.5%.
(3)	On July 14, 2023 the company extended the term of its $2.0 billion unsecured revolving credit facility with a syndicate of lenders from June 29, 2027 to July 14, 2028. The revolving credit facility contains certain financial covenants that require the company to maintain a ratio of consolidated debt to consolidated capitalization not exceeding 0.35:1 and consolidated shareholders’ equity of not less than $11.5 billion, both calculated as defined in such financial covenants. At December 31, 2023 and 2022, the revolving credit facility was undrawn and the company was in compliance with its financial covenants.

Insurance and reinsurance companies

(4)	On December 26, 2023 the company consolidated Gulf Insurance as described in note 21, including its borrowings of $172.9 at December 31, 2023.
(5)	On May 9, 2023 Brit exercised the extension option on its $550.0 revolving credit facility to extend the expiry from December 31, 2025 to December 31, 2027.

Non-insurance companies

(6)	On December 19, 2023 AGT extended the maturity of its credit facilities of Cdn$710.0 to March 16, 2025.
(7)	On August 15, 2023 Dexterra Group amended its revolving credit facility, increasing the credit facility from Cdn$200.0 to Cdn$260.0 and extending the maturity from September 7, 2024 to September 7, 2026.
(8)	On October 3, 2023 Fairfax India extended the maturity of its unused revolving credit facility of $175.0 from December 17, 2024 to October 2, 2026 while maintaining the option to extend for an additional year.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in the carrying values of borrowings for the years ended December 31 were as follows:

	2023				2022
		Insurance				Insurance
		and	Non-			and	Non-
	Holding	reinsurance	insurance		Holding	reinsurance	insurance
	company	companies	companies	Total	company	companies	companies	Total
Balance – January 1	5,887.6	733.4	2,003.9	8,624.9	5,338.6	790.7	1,623.7	7,753.0
Cash inflows from issuances	393.9	—	228.6	622.5	743.4	—	47.0	790.4
Cash outflows from repayments	(21.8)	(7.8)	(163.9)	(193.5)	—	(0.3)	(25.3)	(25.6)
Net cash inflows (outflows) from credit facilities and short term loans	—	(10.0)	(185.4)	(195.4)	—	(35.0)	304.1	269.1
Non-cash changes:
Acquisitions of subsidiaries (note 21)	579.2	172.9	—	752.1	—	—	137.1	137.1
Gain on redemption	(1.7)	(2.7)	(24.3)	(28.7)	—	—	—	—
Foreign exchange effect and other	91.7	9.8	40.1	141.6	(194.4)	(22.0)	(82.7)	(299.1)
Balance – December 31	6,928.9	895.6	1,899.0	9,723.5	5,887.6	733.4	2,003.9	8,624.9

Principal repayments on borrowings are due as follows:

	2024	2025	2026	2027	2028	Thereafter	Total
Holding company	708.6	165.0	598.1	658.0	1,428.5	3,495.4	7,053.6
Insurance and reinsurance companies	35.2	539.3	39.3	60.5	38.9	178.1	891.3
Non-insurance companies	376.3	354.1	124.5	174.9	512.0	364.5	1,906.3
Total	1,120.1	1,058.4	761.9	893.4	1,979.4	4,038.0	9,851.2

Interest Expense

Interest expense in 2023 of $510.0 (2022 – $452.8) was comprised of interest on borrowings by the holding company and the insurance and reinsurance companies of $330.5 (2022 - $316.1), interest on borrowings by the non-insurance companies (which are non-recourse to the holding company) of $130.0 (2022 – $89.8) and accretion of lease liabilities of $49.5 (2022 - $46.9).

16.Total Equity

Equity attributable to shareholders of Fairfax

Authorized capital

The authorized share capital of the company consists of an unlimited number of preferred shares issuable in series, an unlimited number of multiple voting shares (cumulatively carrying 41.8% voting power) and an unlimited number of subordinate voting shares carrying one vote per share.

Issued capital

Issued capital at December 31, 2023 was comprised of 1,548,000 multiple voting shares and 24,233,657 subordinate voting shares without par value prior to deducting 1,979,179 subordinate voting shares reserved in treasury for share-based payment awards (December 31, 2022 – 1,548,000, 24,598,380 and 2,021,845 respectively). The multiple voting shares are not traded.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Common stock

The number of shares outstanding was as follows:

	2023	2022
Subordinate voting shares – January 1	22,576,535	23,116,830
Purchases for cancellation	(364,723)	(387,790)
Treasury shares acquired	(110,528)	(295,474)
Treasury shares reissued	153,194	142,969
Subordinate voting shares – December 31	22,254,478	22,576,535
Multiple voting shares – beginning and end of year	1,548,000	1,548,000
Interest in multiple and subordinate voting shares held through ownership interest in shareholder – beginning and end of year	(799,230)	(799,230)
Common stock effectively outstanding – December 31	23,003,248	23,325,305

During 2023 the company purchased for cancellation 364,723 subordinate voting shares (2022 - 387,790) under the terms of its normal course issuer bids at a cost of $273.6 (2022 – $199.6), of which $183.2 (2022 – $103.5) was charged to retained earnings.

During 2023 the company purchased for treasury 110,528 subordinate voting shares at a cost of $89.6 (2022 - 295,474 subordinate voting shares at a cost of $148.2), for use in its share-based payment awards.

Dividends paid by the company on its outstanding multiple voting and subordinate voting shares were as follows:

Date of declaration	Date of record	Date of payment	Dividend per share	Total cash payment
January 3, 2024	January 18, 2024	January 25, 2024	$15.00	$363.1
January 4, 2023	January 19, 2023	January 26, 2023	$10.00	$245.2
January 5, 2022	January 20, 2022	January 27, 2022	$10.00	$249.9

Preferred stock

The terms of the company’s cumulative five-year rate reset preferred shares at December 31, 2023 were as follows:

	Next possible							Fixed	Floating
	redemption and	Number of				Liquidation		dividend	dividend rate
	conversion	shares	Carrying			preference per		rate per
	date(1)(2)	outstanding(3)	value(3)	Stated capital(3)		share		annum(4)	per annum(5)
Series C	December 31, 2024	7,515,642	$170.8	Cdn $	187.9	Cdn $	25.00	4.71%	—
Series D	December 31, 2024	2,484,358	$56.4	Cdn $	62.1	Cdn $	25.00	—	8.19%
Series E	March 31, 2025	5,440,132	$124.5	Cdn $	136.0	Cdn $	25.00	3.18%	—
Series F	March 31, 2025	2,099,046	$48.1	Cdn $	52.5	Cdn $	25.00	—	7.20%
Series G	September 30, 2025	7,719,843	$182.1	Cdn $	193.0	Cdn $	25.00	2.96%	—
Series H	September 30, 2025	2,280,157	$53.8	Cdn $	57.0	Cdn $	25.00	—	7.60%
Series I	December 31, 2025	10,420,101	$250.5	Cdn $	260.5	Cdn $	25.00	3.33%	—
Series J	December 31, 2025	1,579,899	$38.0	Cdn $	39.5	Cdn $	25.00	—	7.89%
Series K	March 31, 2027	9,500,000	$231.7	Cdn $	237.5	Cdn $	25.00	5.05%	—
Series M	March 31, 2025	9,200,000	$179.6	Cdn $	230.0	Cdn $	25.00	5.00%	—
			$1,335.5	Cdn $	1,456.0
(1)	Fixed and floating rate cumulative preferred shares are redeemable by the company at each stated redemption date and on each subsequent five-year anniversary date at Cdn$25.00 per share.
(2)	Holders of Series C, Series E, Series G, Series I, Series K and Series M fixed rate cumulative preferred shares will have the option to convert their shares into Series D, Series F, Series H, Series J, Series L and Series N floating rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date. Holders of Series D, Series F, Series H and Series J floating rate cumulative preferred shares will have the option to convert

FAIRFAX FINANCIAL HOLDINGS LIMITED

their shares into Series C, Series E, Series G and Series I fixed rate cumulative preferred shares respectively, at the specified conversion dates, and on each subsequent five-year anniversary date.
(3)	For each series of preferred shares, the number of shares outstanding, carrying value and stated capital remained unchanged during 2023 and 2022.
(4)	The Series C, Series E, Series G, Series I, Series K and Series M preferred shares have a fixed dividend rate equal to the five-year Government of Canada hond yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets on each subsequent five-year anniversary date.
(5)	The Series D, Series F, Series H, and Series J preferred shares, and the Series L and Series N preferred shares (of which none are currently issued), have a floating dividend rate equal to the three-month Government of Canada treasury bill yield plus 3.15%, 2.16%, 2.56%, 2.85%, 3.51% and 3.98% respectively, with rate resets at the end of each calendar quarter.

During 2023 the company paid preferred share dividends of $49.7 (2022 - $45.2).

Accumulated other comprehensive income (loss)

Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax was comprised as follows:

	December 31, 2023			December 31, 2022
					Restated
		Income tax			Income tax
	Pre-tax	(expense)	After-tax	Pre-tax	(expense)	After-tax
	amount	recovery	amount	amount	recovery	amount
Items that may be subsequently reclassified to net earnings
Foreign currency translation losses	(983.1)	42.2	(940.9)	(906.4)	32.8	(873.6)
Share of accumulated other comprehensive loss of associates, excluding net gains (losses) on defined benefit plans	(169.0)	11.7	(157.3)	(221.6)	17.6	(204.0)
	(1,152.1)	53.9	(1,098.2)	(1,128.0)	50.4	(1,077.6)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	(1.9)	9.9	8.0	43.8	(4.3)	39.5
Share of net gains (losses) on defined benefit plans of associates	(9.1)	(0.1)	(9.2)	10.7	(4.7)	6.0
Other	153.1	(15.9)	137.2	43.5	5.7	49.2
	142.1	(6.1)	136.0	98.0	(3.3)	94.7
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	(1,010.0)	47.8	(962.2)	(1,030.0)	47.1	(982.9)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Income tax (expense) recovery included in other comprehensive income (loss)

Other comprehensive income (loss) in the consolidated statement of comprehensive income is presented net of the following income tax (expense) recovery amounts:

	2023	2022
		Restated
Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation losses on foreign subsidiaries	15.5	8.5
Share of other comprehensive income (loss) of associates, excluding net gains (losses) on defined benefit plans	(6.3)	18.1
	9.2	26.6
Net unrealized foreign currency translation losses on associates reclassified to net earnings	(0.1)	—
	9.1	26.6
Income tax on items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	15.1	(32.2)
Share of net gains (losses) on defined benefit plans of associates	0.5	(10.2)
Other	(7.1)	—
	8.5	(42.4)
Total income tax (expense) recovery included in other comprehensive income (loss)	17.6	(15.8)

Non-controlling interests

Details of non-controlling interests as at and for the years ended December 31 were as follows:

					Net earnings (loss)
					attributable to non-
	December 31, 2023		December 31, 2022		controlling interests
			Restated
	Economic		Economic
	Ownership	Carrying	Ownership	Carrying
	percentage(5)	value	percentage(5)	value	2023	2022
						Restated
Insurance and reinsurance companies(1)
Allied World(2)(3)	16.6%	972.7	17.1%	862.4	211.8	162.2
Brit(3)	13.8%	881.2	13.8%	736.4	188.1	41.0
Odyssey Group(3)	9.99%	602.3	9.99%	562.5	104.9	81.1
Gulf Insurance(4)	9.99%	605.3	—	—	—	—
All other	—	54.3	—	51.2	4.9	16.4
		3,115.8		2,212.5	509.7	300.7
Non-insurance companies
Restaurants and retail	—	163.5	—	208.1	5.6	32.7
Fairfax India(5)	57.5%	1,131.1	65.3%	1,080.2	235.4	114.2
Thomas Cook India	35.4%	86.0	26.7%	61.3	6.0	1.1
Other	—	254.0	—	340.8	(43.6)	(11.2)
		1,634.6		1,690.4	203.4	136.8
		4,750.4		3,902.9	713.1	437.5
(1)	Includes property and casualty insurance and reinsurance companies, Life insurance and Run-off, and the group holding companies.
(2)	On June 23, 2023 the company purchased shares from minority shareholders of Allied World for cash consideration of $30.6, increasing its ownership interest in Allied World from 82.9% to 83.4%. Concurrently, certain terms of the Allied World shareholders agreement were amended to extend the company’s option to purchase the remaining interests of the minority shareholders in Allied World at certain dates from September

FAIRFAX FINANCIAL HOLDINGS LIMITED

2024 to September 2026. On September 27, 2022 the company increased its ownership interest in Allied World to 82.9% from 70.9% for total consideration of $733.5, inclusive of the fair value of a call option exercised and an accrued dividend paid, and recorded a loss in retained earnings of $163.3 in net changes in capitalization in the consolidated statement of changes in equity.
(3)	During 2023 the operating companies comprising the Global Insurers and Reinsurers reporting segment paid aggregate dividends of $180.3 (2022 - $248.8) to non-controlling interests.
(4)	On December 26, 2023 the company commenced consolidating Gulf Insurance as described in note 21.
(5)	At December 31, 2023 Fairfax India’s non-controlling interest economic ownership percentage was 57.5% (December 31, 2022 - 65.3%) which differed from its non-controlling interest voting percentage of 4.8% (December 31, 2022 - 5.6%).

Net changes in capitalization

The impact on retained earnings and non-controlling interests of certain capital transactions and changes in ownership interests of the company’s consolidated subsidiaries for the years ended December 31, 2023 and 2022 are included in net changes in capitalization in the consolidated statement of changes in equity as shown in the table below. See note 21 and under the heading “Non-controlling interests” earlier in this note for details of those transactions.

	2023		2022
			Restated
	Common	Non-	Common	Non-
	shareholders’	controlling	shareholders’	controlling
	equity	interests	equity	interests
Purchase of certain securities held through AVLNs entered with RiverStone Barbados (note 7)	(45.1)	(178.0)	15.0	(357.1)
Partial disposition of Thomas Cook India shares	45.8	19.8	—	—
Fairfax India share repurchases	(1.9)	(35.4)	(9.9)	(90.7)
Acquisition of non-controlling interests in Allied World	(3.0)	(27.6)	(163.3)	(531.7)
Privatization of Recipe	—	—	(66.1)	(276.2)
Third party’s investment in Brit’s subsidiary Ki Insurance	—	—	—	152.0
Other	(63.0)	(30.9)	116.4	(32.9)
As presented in net changes in capitalization in the consolidated statement of changes in equity	(67.2)	(252.1)	(107.9)	(1,136.6)

17.Earnings per Share

Net earnings per share is calculated using the weighted average common shares outstanding as follows:

	2023	2022
		Restated
Net earnings attributable to shareholders of Fairfax	4,381.8	3,374.2
Preferred share dividends	(49.7)	(45.2)
Net earnings attributable to common shareholders – basic and diluted	4,332.1	3,329.0

Weighted average common shares outstanding – basic	23,182,558	23,637,824
Share-based payment awards	1,823,558	1,702,599
Weighted average common shares outstanding – diluted	25,006,116	25,340,423

Net earnings per common share – basic	$186.87	$140.83
Net earnings per common share – diluted	$173.24	$131.37

FAIRFAX FINANCIAL HOLDINGS LIMITED

18.Income Taxes

The company’s provision for income taxes for the years ended December 31 were comprised as follows:

	2023	2022
		Restated
Current income tax:
Current year expense	648.8	616.8
Adjustments to prior years’ income taxes	(8.7)	(10.0)
	640.1	606.8
Deferred income tax:
Origination and reversal of temporary differences	193.4	474.0
Adjustments to prior years’ deferred income taxes	(20.1)	11.7
	173.3	485.7

Provision for income taxes	813.4	1,092.5

A significant portion of the company’s earnings before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate, and may be significantly higher or lower. The company’s earnings before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the years ended December 31 are summarized in the following table:

	2023					2022
						Restated
	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total	Canada(1)	U.S.(2)	U.K.(3)	Other(4)	Total
Earnings before income taxes	1,115.6	1,764.3	881.9	2,146.5	5,908.3	547.6	2,792.3	353.2	1,211.1	4,904.2
Provision for (recovery of) income taxes	234.9	362.2	(48.5)	264.8	813.4	153.6	545.3	103.4	290.2	1,092.5
Net earnings	880.7	1,402.1	930.4	1,881.7	5,094.9	394.0	2,247.0	249.8	920.9	3,811.7
(1)	Includes Fairfax India.
(2)	Principally comprised of Crum & Forster, Zenith National, Odyssey Group (notwithstanding that certain operations of Odyssey Group conduct business outside of the U.S.), U.S. Run-off and other associated holding company results.
(3)	Comprised of Brit.
(4)	Primarily includes companies in India, Asia and Europe (excluding the U.K.), and Allied World, which has operations in multiple jurisdictions.

Increased pre-tax profitability across all jurisdictions, except the U.S., in 2023 compared to 2022 primarily related to higher net unrealized investment gains, principally on the fixed income portfolio, higher share of profit of associates and improved insurance and reinsurance underwriting results, partially offset by increased financing expense on insurance contracts. In 2023, pre - tax profitability in the U.K. included a gain of $259.1 recorded on the company’s sale of its interest in Ambridge Group as described in note 21. In 2022, pre-tax profitability in the U.S. included a gain of $1,213.2 recorded on the company’s sale of its interests in the Crum & Forster Pet Insurance Group and Pethealth as described in note 21.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the years ended December 31 are summarized in the following table:

	2023	2022
		Restated
Canadian statutory income tax rate	26.5%	26.5%
Provision for income taxes at the Canadian statutory income tax rate	1,565.7	1,299.6
Non-taxable investment income	(182.3)	(25.6)
Tax rate differential on income and losses outside Canada	(473.2)	(256.3)
Change in unrecorded tax benefit of losses and temporary differences	(9.7)	(0.6)
Change in tax rate for deferred income taxes	(132.3)	34.5
Provision (recovery) relating to prior years	(28.8)	1.7
Foreign exchange effect	12.5	(17.0)
Other including permanent differences	61.5	56.2
Provision for income taxes	813.4	1,092.5

Non-taxable investment income of $182.3 in 2023 and $25.6 in 2022 were principally comprised of dividend income, non-taxable interest income and long term or exempt capital gains, and the 50% of net capital gains and losses which are not taxable or deductible in Canada.

The tax rate differential on income outside Canada of $473.2 in 2023 principally related to income taxed at lower rates in the U.S., Mauritius and Bermuda. The tax rate differential on income and losses outside Canada of $256.3 in 2022 principally related to income taxed at lower rates in the U.S., Mauritius and Bermuda.

Change in tax rate for deferred income taxes of $132.3 in 2023 primarily related to deferred income tax assets recognized as a result of new tax laws in Bermuda, including the introduction of a 15% corporate income tax effective January 1, 2025 and a transition adjustment resulting in an increase in the tax basis of net assets. As a result of the transition adjustment, a deferred income tax asset of $140.8 was recorded during 2023.

Income taxes refundable and payable were as follows:

	December 31,	December 31,
	2023	2022
Income taxes refundable	59.0	67.1
Income taxes payable	(306.9)	(361.0)
Net income taxes payable	(247.9)	(293.9)

Changes in net income taxes (payable) refundable during the years ended December 31 were as follows:

	2023	2022
Balance - January 1	(293.9)	(116.7)
Amounts recorded in the consolidated statements of earnings	(640.1)	(606.8)
Payments made during the year	713.9	416.4
Acquisitions of subsidiaries (note 21)	(31.3)	—
Foreign exchange effect and other	3.5	13.2
Balance - December 31	(247.9)	(293.9)

FAIRFAX FINANCIAL HOLDINGS LIMITED

Changes in the net deferred income tax asset (liability) during the years ended December 31 were as follows:

	2023
	Operating		Insurance
	and		and
	capital		reinsurance	Intangible	Tax
	losses	Investments	held contracts	assets	credits	Other	Total
Balance - January 1	226.8	(193.0)	(382.8)	(376.1)	75.4	(81.0)	(730.7)
Amounts recorded in the consolidated statement of earnings	57.2	(411.8)	41.1	116.6	(20.2)	43.8	(173.3)
Amounts recorded in total equity	15.0	(5.8)	—	—	—	5.8	15.0
Acquisitions of subsidiaries (note 21)	(0.3)	2.7	(4.1)	(46.2)	—	(13.0)	(60.9)
Foreign exchange effect and other	14.7	(3.9)	(12.2)	(2.6)	(21.6)	26.3	0.7
Balance - December 31	313.4	(611.8)	(358.0)	(308.3)	33.6	(18.1)	(949.2)

	2022
	Restated
	Operating		Insurance
	and		and
	capital		reinsurance	Intangible	Tax
	losses	Investments	held contracts	assets	credits	Other	Total
Balance - January 1	230.0	(414.5)	207.8	(413.1)	213.6	38.8	(137.4)
Amounts recorded in the consolidated statement of earnings	(7.1)	197.2	(588.9)	30.9	(137.1)	19.3	(485.7)
Amounts recorded in total equity	8.0	20.1	—	—	—	(44.0)	(15.9)
Acquisitions of subsidiaries (note 21)	3.3	(11.4)	0.1	(1.9)	—	(52.6)	(62.5)
Foreign exchange effect and other	(7.4)	15.6	(1.8)	8.0	(1.1)	(42.5)	(29.2)
Balance - December 31	226.8	(193.0)	(382.8)	(376.1)	75.4	(81.0)	(730.7)

Management expects that recognized deferred income tax assets will be realized in the normal course of operations. The most significant temporary differences included in the net deferred income tax liability at December 31, 2023 related to investments (primarily related to net unrealized investment gains in Asia and the U.S., and at the holding company), insurance and reinsurance held contracts, and intangible assets, partially offset by deferred income tax assets related to operating and capital losses and tax credits. Insurance and reinsurance held contracts are recorded on a discounted basis in these consolidated financial statements but are calculated at different discount rates or on an undiscounted basis in certain jurisdictions for income tax, resulting in temporary differences. Deferred income tax liabilities on intangible assets primarily relate to intangible assets recognized on acquisitions (principally Brit, Allied World, Recipe, and Gulf Insurance) that are typically not deductible in the determination of income taxes payable. In these consolidated financial statements, investment gains and losses are primarily recognized on a mark-to-market basis but are typically only recognized for income tax purposes when realized (particularly in the U.S. and several other jurisdictions). The deferred income tax asset related to operating and capital losses arises primarily at Brit, Northbridge, and the holding company. Tax credits are primarily in the U.S. and relate to foreign taxes paid that will reduce U.S. taxes payable in the future. Other deferred income tax liabilities include temporary differences related to pensions and premises and equipment.

Management conducts ongoing reviews of the recoverability of the deferred income tax asset and adjusts, as necessary, to reflect its anticipated realization. At December 31, 2023 deferred income tax assets of $783.9 (December 31, 2022 - $827.7), which relate principally to operating and capital losses, have not been recorded. The losses for which deferred income tax assets have not been recorded are comprised of losses in Canada of $1,839.2 (December 31, 2022 - $1,728.0), losses in Europe of $624.6 (December 31, 2022 - $552.1), losses in the U.S. of $233.1 (December 31, 2022 - $207.6), and losses at Allied World of $264.9 across various jurisdictions (December 31, 2022 - $295.6). The losses in Canada expire between 2029 and 2043. The losses and foreign tax credits in the U.S. primarily expire between 2024 and 2043. Substantially all of the losses in Europe do not have an expiry date. Allied World’s losses are primarily in the U.K. and Asia, with no expiry date, and in Switzerland which expire within seven years.

Deferred income tax has not been recognized for the withholding tax and other taxes that could be payable on the unremitted earnings of certain subsidiaries, which at December 31, 2023 amounted to approximately $13.4 billion (December 31, 2022 - approximately $9.9 billion) and are not likely to be repatriated in the foreseeable future.

FAIRFAX FINANCIAL HOLDINGS LIMITED

19.Statutory Requirements

The retained earnings of the company are largely represented by retained earnings at the company’s insurance and reinsurance subsidiaries. Those subsidiaries are subject to certain requirements and restrictions under their respective insurance company Acts including minimum capital requirements and dividend restrictions. The company’s capital requirements and management thereof are discussed in note 22, under the heading “Capital Management”. The company’s share of dividends paid in 2023 by the insurance and reinsurance subsidiaries, which are eliminated on consolidation, was $512.8 (2022 - $380.9). Additionally, Brit paid a special dividend of $275.0 to the holding company in 2023 from the net proceeds of its sale of Ambridge as described in note 21. Crum & Forster also paid a special dividend of $940.0 to the holding company in 2022 from the sale of its Pet Insurance Group and Pethealth as described in note 21.

Based on the surplus and net earnings (loss) of the primary insurance and reinsurance subsidiaries as at and for the year ended December 31, 2023, the maximum dividend capacity available in 2024 at each of those subsidiaries, payable to all shareholders (including non-controlling interests) is as follows:

December 31,
2023
North American Insurers
Northbridge(1)	572.6
Crum & Forster	228.2
Zenith National	205.3
1,006.1

Global Insurers and Reinsurers
Allied World	1,231.2
Odyssey Group	554.9
Brit	125.7
1,911.8

International Insurers and Reinsurers
Gulf Insurance	84.9
3,002.8
(1)	Subject to prior regulatory approval.

When determining the amount of dividends to be paid from its insurance and reinsurance subsidiaries, the company considers regulatory capital requirements, and also rating agency capital tests, future capital levels required to support growth and tax planning matters, among other factors. The non-controlling interests in Allied World, Odyssey Group and Brit have a dividend in priority to the company.

20.Contingencies and Commitments

The company and its subsidiaries, in the ordinary course of their business, are or may be anticipated to be defendants, or named as third parties, in damage suits. The uninsured exposure to the company is not considered to be material to the company’s financial position, financial performance or cash flows.

Odyssey Group, Brit and Allied World (“the Lloyd’s participants”) underwrite in the Lloyd’s of London insurance market through their participation in certain Lloyd’s syndicates. The Lloyd’s participants have pledged cash and cash equivalents of $88.3 and securities with a fair value of $1,865.7 at December 31, 2023 as capital to support those underwriting activities. Pledged securities primarily consist of short term investments, bonds and equity investments presented within portfolio investments on the consolidated balance sheet. The Lloyd’s participants have the ability to substitute other securities for these pledged securities, subject to certain admissibility criteria. The Lloyd’s participants’ liability in respect of assets pledged as capital is limited to the aggregate amount of the pledged assets and their obligation to support these liabilities will continue until such liabilities are settled or are reinsured by a third party approved by

FAIRFAX FINANCIAL HOLDINGS LIMITED

Lloyd’s. The company believes that the syndicates for which the Lloyd’s participants are capital providers maintain sufficient liquidity and financial resources to support their ultimate liabilities and does not anticipate that the pledged assets will be utilized.

At December 31, 2023 the company’s maximum capital commitments for potential investments was $1,792.6 for common stocks, limited partnerships, associates and joint ventures, and $1,550.1 for first mortgage loans.

21.Acquisitions and Divestitures

Year ended December 31, 2023

Acquisition of Gulf Insurance

On December 26, 2023 the company increased its equity interest in Gulf Insurance to 90.0% from 43.7% by acquiring all shares of Gulf Insurance under the control of KIPCO and certain of its affiliates that represented 46.3% of the equity interest in Gulf Insurance. As a result, the company commenced consolidating Gulf Insurance’s property and casualty insurance operations within the International Insurers and Reinsurers reporting segment and Gulf Insurance’s life insurance operations within the Life insurance and Run - off reporting segment. Gulf Insurance is a diversified composite insurer based in Kuwait that operates across the Middle East and North Africa (“MENA”) region through its subsidiaries.

In accordance with applicable Kuwaiti regulatory requirements and the rules of the Boursa Kuwait, the exchange on which Gulf Insurance’s shares are traded, the company paid the purchase price to KIPCO in full in Kuwaiti Dinar on closing. Pursuant to the terms of the agreement, immediately following settlement of the transaction, KIPCO returned to the company in cash the full purchase price less an amount of Kuwaiti Dinar equal to $176.9, and the company delivered to KIPCO a payment deed of $660.0 which requires the company to make four equal annual payments of $165.0 to KIPCO beginning on the first anniversary of closing of the transaction.The aggregate purchase consideration paid by the company to KIPCO on closing was $756.1, comprised of cash of $176.9 and the fair value of the payment deed of $579.2.

On closing of the transaction, the company remeasured its previously held 43.7% equity accounted investment in Gulf Insurance to its fair value of $713.0 and recognized a pre – tax gain of $279.9 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings.

Subsequent to December 31, 2023, on February 18, 2024 in accordance with the regulations of the Capital Markets Authority of Kuwait, the company initiated a mandatory tender offer for the remaining 9.99% equity interest in Gulf Insurance and expects the transaction will close in the second quarter of 2024.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The preliminary determination of the fair value of assets acquired and liabilities assumed are summarized in the table that follows and may be revised when estimates, assumptions and valuations are finalized within twelve months of the acquisition date:

Gulf Insurance
Acquisition date	December 26, 2023
Percentage of common shares acquired	90.0%

Assets:
Portfolio investments(1)	2,372.6
Reinsurance contract assets held	571.3
Deferred income tax assets	13.8
Goodwill and intangible assets(2)	937.5
Other assets(3)	501.3
Total assets	4,396.5

Liabilities:
Accounts payable and accrued liabilities(4)	292.0
Deferred income tax liabilities	77.0
Insurance contract payables	34.8
Insurance contract liabilities	1,745.4
Borrowings - holding company and insurance and reinsurance companies	172.9
Total liabilities	2,322.1
Non-controlling interests(5)	605.3
Purchase consideration(6)	1,469.1
4,396.5

(1)Included subsidiary cash and cash equivalents of $459.9, of which $31.3 was restricted.

(2)	Comprised of goodwill of $330.5 and intangible assets of $607.0 (primarily customer relationships of $260.0, distribution networks of $223.9 and brand names of $123.0).

(3)Primarily includes premises and equipment ($178.9), unit-linked life investment contracts ($138.1), accounts receivable ($50.2) and prepaid expenses ($43.1).

(4)Primarily includes other accounts payable ($87.5), accrued compensation costs ($75.6) and income taxes payable ($37.9).

(5)

Includes the non-controlling interests arising from Gulf Insurance’s non-wholly owned subsidiaries and the 9.99% equity interest in Gulf Insurance that was not acquired by the company on closing, with the allocation of all of the non-controlling interests to Gulf Insurance’s property and casualty insurance operations within the company’s International Insurers and Reinsurers reporting segment. Non-controlling interests in Gulf Insurance were measured as the proportionate share of the identifiable net assets acquired.

(6)

Comprised of cash consideration of $176.9 and the fair value of the payment deed of $579.2 paid to KIPCO for the 46.3% equity interest in Gulf Insurance, and the company’s existing 43.7% equity interest in Gulf Insurance with a fair value of $713.0.

Sale of Ambridge Group by Brit

On May 10, 2023 Brit sold Ambridge Group (“Ambridge”), its Managing General Underwriter operations, to Amynta Group. The company received $379.0, comprised of cash of $265.8 and a promissory note with a fair value of $113.2. As a result of the sale, the company recorded a pre-tax gain of $259.1 in gain on sale and consolidation of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $259.1) and deconsolidated assets and liabilities with carrying values of $309.3 and $191.3 respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Year ended December 31, 2022

Sale of Pet Insurance Operations and Investment in JAB Consumer Fund

On October 31, 2022 the company sold its interests in the Crum & Forster Pet Insurance Group and Pethealth, including all of their worldwide operations, to Independence Pet Group and certain of its affiliates, which are majority owned by JAB Holding Company (“JAB”), for $1.4 billion, paid as $1.15 billion in cash and $250.0 in debentures. The company also committed to invest $200.0 in JCP V, a JAB consumer fund, of which $160.0 had been invested at December 31, 2023. As a result of the sale, the company recorded a pre-tax gain of $1,213.2, inclusive of foreign currency translation losses that were reclassified from accumulated other comprehensive income (loss) to the consolidated statement of earnings, and selling expenses, in gain on sale of insurance subsidiaries in the consolidated statement of earnings (an after-tax gain of $933.9), and deconsolidated assets and liabilities with carrying values of $149.1 and $32.0.

Additional investment in Recipe Unlimited Corporation

On October 28, 2022 the company acquired all of the multiple voting shares (“MVS”) and subordinate voting shares in the capital of Recipe, other than those shares owned by the company and 9,398,729 MVS owned by Cara Holdings Limited, at a cash purchase price of Cdn$20.73 per share or $342.3 (Cdn$465.9) in aggregate, comprised of cash consideration of $242.5 (Cdn$330.0) and an increase in borrowings by Recipe of $99.8 (Cdn$135.9). The company recorded a loss in retained earnings of $66.1 and a decrease in non-controlling interests of $276.2, both of which are presented in net changes in capitalization in the consolidated statement of changes in equity. The transaction increased the company’s equity ownership in Recipe from 38.5% at December 31, 2021 to 75.7%, or 84.0% inclusive of Recipe shares that were held through the company’s investment in AVLNs entered with RiverStone Barbados. Recipe was subsequently delisted from the Toronto Stock Exchange. On December 28, 2022 the company received $73.6 (Cdn$100.0) cash consideration from Recipe upon redemption of certain equity held by the company in connection with the closing of the transaction. During 2023 the company purchased from RiverStone Barbados the Recipe shares held through the AVLN.

Acquisition of Grivalia Hospitality S.A.

On July 5, 2022 the company increased its interest in Grivalia Hospitality S.A. (“Grivalia Hospitality”) to 78.4% from 33.5% by acquiring additional shares for cash consideration of $194.6 (€190.0) and commenced consolidating the assets, liabilities and results of operations of Grivalia Hospitality within non-insurance companies. Grivalia Hospitality acquires, develops and manages hospitality real estate in Greece, Cyprus and Panama.

22.Financial Risk Management

Overview

The primary goals of the company’s financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at December 31, 2023 compared to those identified at December 31, 2022, except as discussed below.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Financial risk management objectives are achieved through a two tiered system, with detailed risk management processes and procedures at the company’s primary operating subsidiaries and its investment management subsidiary combined with the analysis of the company- wide aggregation and accumulation of risks at the holding company. In addition, although the company and its operating subsidiaries each have an officer with designated responsibility for risk management, the company regards each Chief Executive Officer as the chief risk officer of their company; each Chief Executive Officer is the individual ultimately responsible for risk management for his or her company and its subsidiaries.

The company’s President and Chief Operating Officer reports on risk considerations to the company’s Executive Committee and provides a quarterly report on key risk exposures to the company’s Board of Directors. The Executive Committee, in consultation with the President and Chief Operating Officer, approves certain policies for overall risk management, as well as policies addressing specific areas such as investments, underwriting, catastrophe risk and reinsurance. The company’s Investment Committee approves policies for the management of market risk (including currency risk, interest rate risk and other price risk) and the use of derivative and non-derivative financial instruments, and monitors to ensure compliance with relevant regulatory guidelines and requirements. A discussion of the company’s risks and the management of those risks is an agenda item for every regularly scheduled meeting of the Board of Directors.

Underwriting Risk

Property and casualty insurance and reinsurance

The adoption of IFRS 17 did not affect the company’s exposure to, or management of, underwriting risk, but has resulted in changes to the terms used to describe underwriting risk. Underwriting risk upon adoption of IFRS 17 is the risk that insurance service expenses will exceed insurance revenue and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk, and there were no changes to the framework used to monitor, evaluate and manage underwriting risk, at December 31, 2023 compared to December 31, 2022.

Principal lines of business

The company’s principal insurance and reinsurance lines of business and the significant insurance risks inherent therein are as follows:

●	Property, which insures against losses to property from (among other things) fire, explosion, natural perils (for example, earthquake, windstorm and flood), terrorism and engineering problems (for example, boiler explosion, machinery breakdown and construction defects). Specific types of property risks underwritten by the company include automobile, commercial and personal property and crop;
●	Casualty, which insures against accidents (including workers’ compensation and automobile) and also includes employers’ liability, accident and health, medical malpractice, professional liability and umbrella coverage; and
●	Specialty, which insures against marine, aerospace and surety risk, and other various risks and liabilities that are not identified above.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table that follows presents the company’s concentration of insurance risk by geographic region and line of business based on net insurance revenue (calculated by the company as insurance revenue less cost of reinsurance). The company’s exposure to general insurance risk varies by geographic region and may change over time.

	Canada		United States		Asia(1)		International(2)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Property	1,268.1	1,156.2	4,021.1	3,527.0	735.0	597.4	1,774.6	1,471.6	7,798.8	6,752.2
Casualty	1,124.4	1,105.1	9,188.7	8,975.3	556.0	482.8	1,542.6	1,356.2	12,411.7	11,919.4
Specialty	94.1	106.2	708.6	609.8	233.8	207.8	710.4	598.9	1,746.9	1,522.7
Total	2,486.6	2,367.5	13,918.4	13,112.1	1,524.8	1,288.0	4,027.6	3,426.7	21,957.4	20,194.3

Insurance	2,772.7	2,644.4	16,922.7	15,930.8	1,958.6	1,586.6	5,280.8	4,541.7	26,934.8	24,703.5
Reinsurance	(286.1)	(276.9)	(3,004.3)	(2,818.7)	(433.8)	(298.6)	(1,253.2)	(1,115.0)	(4,977.4)	(4,509.2)
	2,486.6	2,367.5	13,918.4	13,112.1	1,524.8	1,288.0	4,027.6	3,426.7	21,957.4	20,194.3
(1)	The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.
(2)	The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

Pricing risk

Pricing risk arises because actual claims experience may differ adversely from the assumptions used in pricing insurance risk. Historically, the underwriting results of the property and casualty industry have fluctuated significantly due to the cyclical nature of the insurance market. Market cycles are affected by the frequency and severity of losses, levels of capacity and demand, general economic conditions, including inflationary pressures, and competition on rates and terms of coverage. The operating companies focus on profitable underwriting using a combination of experienced underwriting and actuarial staff, pricing models and price adequacy monitoring tools.

Reserving risk

Reserving risk arises because actual claims experience may differ adversely from the assumptions used in setting reserves, in large part due to the length of time between the occurrence of a loss, the reporting of the loss to the insurer and the ultimate resolution of the claim. The degree of uncertainty will vary by line of business according to the characteristics of the insured risks, with the ultimate cost of a claim determined by the actual insured loss suffered by the policyholder. Claims provisions reflect expectations of the ultimate cost of resolution and administration of claims based on an assessment of facts and circumstances then known, a review of historical settlement patterns, estimates of trends in claim severity and frequency, developing case law and other factors.

The time required to learn of and settle claims is often referred to as the “tail” and is an important consideration in establishing the company’s reserves. Short-tail claims are those for which losses are normally reported soon after the incident and are generally settled within months following the reported incident. This would include, for example, most property, automobile and marine and aerospace damage. Long-tail claims are considered by the company to be those that often take three years or more to develop and settle, such as asbestos, environmental pollution, workers’ compensation, professional liability and product liability. Information concerning the loss event and ultimate cost of a long-tail claim may not be readily available, making the reserving analysis of long-tail lines of business more difficult and subject to greater uncertainties than for short-tail lines of business. In the extreme cases, long-tail claims involving asbestos and environmental pollution, it may take upwards of 40 years to settle. The company employs specialized techniques to determine such provisions using the extensive knowledge of both internal and external asbestos and environmental pollution experts and legal advisors.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The establishment of provisions for losses and loss adjustment expenses is an inherently uncertain process that can be affected by internal factors such as: the risk in estimating loss development patterns based on historical data that may not be representative of future loss payment patterns; assumptions built on industry loss ratios or industry benchmark development patterns that may not reflect actual experience; the intrinsic risk as to the homogeneity of the underlying data used in carrying out the reserve analyses; and external factors such as trends relating to jury awards; economic inflation; medical cost inflation; worldwide economic conditions; tort reforms; court interpretations of coverage; the regulatory environment; underlying policy pricing; claims handling procedures; inclusion of exposures not contemplated at the time of policy inception; and significant changes in severity or frequency of losses relative to historical trends. Due to the amount of time between the occurrence of a loss, the actual reporting of the loss and the ultimate settlement of the claim, provisions may ultimately develop differently from the actuarial assumptions made when initially estimating the provision for losses.

As a result of continued inflationary pressures felt throughout the economy in 2023, although more modest than in 2022, and the resulting changes to global monetary policy, the company continues to focus on inflationary assumptions used in both the pricing of new business and within the company’s reserving process, specifically when setting initial loss estimates and projecting the ultimate costs to settle claims. The company has experienced inflationary pressures on its costs to settle claims throughout 2023 and 2022, and both economic and social inflation remain a key consideration in the company’s reserving methodology and form part of its determination in the selection of the company’s ultimate cost to settle claims.

The diversity of insurance risk within the company’s portfolio of issued policies makes it difficult to predict whether material prior year reserve development will occur and, if it does occur, the location and the timing of such an occurrence.

Catastrophe risk

Catastrophe risk arises from exposure to large losses caused by man-made or natural catastrophes that could result in significant underwriting losses. Weather-related catastrophe losses are also affected by climate change which increases the unpredictability of both frequency and severity of such losses. As the company does not establish reserves for catastrophes in advance of the occurrence of such events, these events may cause volatility in the levels of incurred losses and reserves, subject to the effects of reinsurance recoveries. This volatility may also be contingent upon political and legal developments after the occurrence of the event. The company evaluates potential catastrophic events and assesses the probability of occurrence and magnitude of these events predominantly through probable maximum loss (“PML”) modeling techniques and through the aggregation of limits exposed. A wide range of events are simulated using the company’s proprietary and commercial models, including single large events and multiple events spanning the numerous geographic regions in which the company assumes insurance risk.

Each operating company has developed and applies strict underwriting guidelines for the amount of catastrophe exposure it may assume as a standalone entity for any one risk and location, and those guidelines are regularly monitored and updated. Operating companies also manage catastrophe exposure by diversifying risk across geographic regions, catastrophe types and other lines of business, factoring in levels of reinsurance protection, adjusting the amount of business written based on capital levels and adhering to risk tolerance guidelines. The company’s head office aggregates catastrophe exposure company-wide and continually monitors the group’s aggregate exposure. Independent exposure limits for each entity in the group are aggregated to produce an exposure limit for the group as there is presently no model capable of simultaneously projecting the magnitude and probability of loss in all geographic regions in which the company operates. Currently the company’s objective is to limit its company-wide catastrophe loss exposure such that one year’s aggregate pre-tax net catastrophe losses would not exceed one year’s normalized net earnings before income taxes. The company takes a long term view and generally considers a 15% return on common shareholders’ equity, adjusted to a pre-tax basis, to be representative of one year’s normalized net earnings. The modeled probability of aggregate catastrophe losses in any one year exceeding this amount is generally more than once in every 250 years.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Management of underwriting risk

To manage exposure to underwriting risk, and the pricing, reserving and catastrophe risks contained therein, operating companies have established limits for underwriting authority and requirements for specific approvals of transactions involving new products or transactions involving existing products which exceed certain limits of size or complexity. The company’s objective of operating with a prudent and stable underwriting philosophy with sound reserving is also achieved through the establishment of goals, delegation of authorities, financial monitoring, underwriting reviews and remedial actions to facilitate continuous improvement. The company’s liability for incurred claims for insurance contracts is reviewed separately by, and must be acceptable to, internal actuaries at each operating company and the company’s Chief Actuary. Additionally, independent actuaries are periodically engaged to review an operating company’s reserves or reserves for certain lines of business. The company purchases reinsurance protection for risks assumed when it is considered prudent and cost effective to do so at the operating companies for specific exposures and, if needed, at the holding company for aggregate exposures. Steps are taken to actively reduce the volume of insurance and reinsurance underwritten on particular types of risks when the company desires to reduce its direct exposure due to inadequate pricing.

As part of its overall risk management strategy, the company cedes insurance risk through proportional, non-proportional and facultative reinsurance treaties. With proportional reinsurance, the reinsurer shares a pro rata portion of the company’s losses and premium, whereas with non-proportional reinsurance, the reinsurer assumes payment of the company’s loss above a specified retention, subject to a limit. Facultative reinsurance is the reinsurance of individual risks as agreed by the company and the reinsurer. The company follows a policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of an operating company on any policy to a maximum amount on any one loss. Reinsurance decisions are made by operating companies to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among operating companies depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the company and to protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The company’s reinsurance does not, however, relieve the company of its primary obligation to the policyholder.

The majority of reinsurance contracts purchased by the company provide coverage for a one year term and are negotiated annually. The ability of the company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the company and of the industry in general. The effects of low interest rates, increased catastrophes, uncertainty surrounding the impact of climate change on the nature of catastrophic losses and rising claims costs are elevating reinsurance pricing, which has affected the company’s reinsurance cost for loss affected business and retroactive reinsurance. Notwithstanding the significant catastrophe losses suffered by the industry since 2017, capital adequacy within the reinsurance market remains strong with new capital entering the market and alternative forms of reinsurance capacity continuing to be available. The company remains opportunistic in its use of reinsurance including alternative forms of reinsurance, balancing capital requirements and the cost of reinsurance.

Life Insurance

Life insurance risk in the company arises principally through Eurolife and Gulf Insurance’s life insurance operations and their exposure to actual experience in the areas of mortality, morbidity, longevity, policyholder behaviour and expenses which is adverse to expectations. Exposure to underwriting risk is managed by underwriting procedures that have been established at each life insurance operation to determine the insurability of applicants and to manage aggregate exposures for adverse deviations in assumptions. These underwriting requirements are regularly reviewed by each life insurance operation’s actuaries.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly on cash and short term investments, investments in debt instruments, insurance contract receivables, reinsurance contract assets held and receivables from counterparties to derivative contracts (primarily foreign currency forward contracts and total return swaps). There were no significant changes to the company’s exposure to credit risk (except as set out in the discussion which follows) or the framework used to monitor, evaluate and manage credit risk at December 31, 2023 compared to December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s gross credit risk exposure (without consideration of amounts held by the company as collateral) was comprised as follows:

	December 31,	December 31,
	2023	2022
		Restated
Cash and short term investments	8,092.8	10,386.0
Investments in debt instruments:
U.S. sovereign government(1)	16,273.5	14,378.8
Other sovereign government rated AA/Aa or higher(1)(2)	4,046.8	2,413.5
All other sovereign government(3)	3,367.1	2,210.2
Canadian provincials	243.5	284.1
U.S. states and municipalities	184.5	262.7
Corporate and other(4)(5)	13,325.6	9,451.9
Receivable from counterparties to derivative contracts	656.6	256.1
Insurance contract receivables	926.1	648.9
Reinsurance contract assets held	10,887.7	9,691.5
Other assets(6)	2,174.2	1,928.3
Total gross credit risk exposure	60,178.4	51,912.0
(1)	Represented together 31.4% of the company’s total investment portfolio at December 31, 2023 (December 31, 2022 - 30.3%) and considered by the company to have nominal credit risk.
(2)

Comprised primarily of bonds issued by the governments of Canada, Australia and the United Kingdom with fair values at December 31, 2023 of $2,471.6, $378.5 and $321.8 respectively (December 31, 2022 - $1,923.5, $46.5 and $180.6).

(3)

Comprised primarily of bonds issued by the governments of Greece, Brazil and Saudi Arabia with fair values at December 31, 2023 of $1,234.6, $884.4 and $239.8 respectively (December 31, 2022 - $690.1, $744.2 and nil).

(4)	Represents 20.6% of the company’s total investment portfolio at December 31, 2023 compared to 17.0% at December 31, 2022, with the increase principally related to net purchases of unrated first mortgage loans of $2,261.5 (principally from Pacific Western Bank) and corporate bonds of $817.9, and the consolidation of Gulf Insurance’s corporate and other bond portfolio of $516.7.
(5)	Includes the company’s investments in first mortgage loans at December 31, 2023 of $4,685.4 (December 31, 2022 - $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada as described in note 5.
(6)	Excludes assets associated with unit-linked insurance products of $1,204.0 at December 31, 2023 (December 31, 2022 – $676.5) for which credit risk is not borne by the company, and income taxes refundable of $59.0 at December 31, 2023 (December 31, 2022 - $67.1) that are considered to have nominal credit risk.

Cash and short term investments

The company’s cash and short term investments (including those of the holding company) are primarily held at major financial institutions in the jurisdictions in which the company operates. In response to the global bank failures and economic volatility created by the events of the March 2023 banking crisis, the company expanded its monitoring of risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of the financial institutions with which it transacts. From these reviews, the company determined it had limited exposure to financial institutions where it perceived heightened credit risk.

At December 31, 2023, 59.1% of these balances were held in Canadian and U.S. financial institutions, 24.0% in European financial institutions and 16.9% in other foreign financial institutions (December 31, 2022 – 69.4%, 24.8% and 5.8% respectively). The company monitors risks associated with cash and short term investments by regularly reviewing the financial strength and creditworthiness of these financial institutions and more frequently during periods of economic volatility. From these reviews, the company may transfer balances from financial institutions where it perceives heightened credit risk to others considered to be more stable.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in debt instruments

The company’s risk management strategy for debt instruments is to invest primarily in those of high credit quality issuers and to limit the amount of credit exposure to any one corporate issuer. Management considers high quality debt instruments to be those with a S&P or Moody’s issuer credit rating of BBB/Baa or higher. While the company reviews third party credit ratings, it also performs its own analysis and does not delegate the credit decision to rating agencies. The company endeavours to limit credit exposure by monitoring fixed income portfolio limits on individual corporate issuers and on credit quality and may, from time to time, initiate positions in certain types of derivatives to further mitigate credit risk exposure.

The composition of the company’s investments in debt instruments classified according to the higher of each security’s respective S&P and Moody’s issuer credit rating is presented in the table that follows:

	December 31, 2023			December 31, 2022
	Amortized	Fair		Amortized	Fair
Issuer Credit Rating	cost	value	%	cost	value	%
AAA/Aaa	19,301.4	19,670.5	52.5	17,119.4	16,721.6	57.7
AA/Aa	1,490.9	1,521.9	4.1	858.3	847.6	2.9
A/A	3,977.9	4,012.7	10.7	2,409.6	2,330.6	8.0
BBB/Baa	4,420.3	4,414.2	11.8	3,410.3	3,348.7	11.5
BB/Ba	1,422.0	1,445.9	3.9	2,114.9	1,917.2	6.6
B/B	184.0	182.5	0.5	48.2	49.6	0.2
Lower than B/B	87.6	113.7	0.3	79.7	80.0	0.3
Unrated(1)	6,210.2	6,079.6	16.2	3,928.2	3,705.9	12.8
Total	37,094.3	37,441.0	100.0	29,968.6	29,001.2	100.0
(1)	Includes the company’s investments in first mortgage loans at December 31, 2023 of $4,685.4 (December 31, 2022 - $2,500.7) secured by real estate predominantly in the U.S., Europe and Canada. Unrated debt instruments also include the fair value of the company’s investments in Amynta Agency Inc. of $159.7 (December 31, 2022 – $32.5), Blackberry Limited of $148.9 (December 31, 2022 – $285.0), ONX Inc. of $125.6 (December 31, 2022 - $25.0), Mytilineos S.A. of $101.4 (December 31, 2022 - nil), and the consolidation of Gulf Insurance’s bond portfolio of $140.8 which is principally comprised of corporate and other bonds.

At December 31, 2023, 79.1% (December 31, 2022 – 80.1%) of the fixed income portfolio’s carrying value was rated investment grade or better, with 56.6% (December 31, 2022 – 60.6%) rated AA or better (primarily consisting of government bonds). The increase in bonds rated AAA/Aaa primarily reflected net purchases of U.S. treasury bonds of $1,415.3, other government bonds of $421.7 and Canadian government bonds of $415.9. The increase in bonds rated AA/Aa was primarily due to net purchases of other government bonds of $575.6 and net purchases of corporate and other bonds of $78.1. The increase in bonds rated A/A was primarily due to net purchases of corporate bonds of $1,197.1, and the consolidation of Gulf Insurance’s bond portfolio that included certain other government and corporate and other bonds of $495.8, partially offset by the net sale of other government bonds of $173.1. The increase in bonds rated BBB/Baa was primarily due to the credit rating upgrade of Greek government bonds from BB/Ba to BBB/Baa and net purchases of other government bonds of $441.6, partially offset by the net sales of corporate and other bonds of $430.6. The decrease in bonds rated BB/Ba was principally due to the credit rating upgrade of Greek government bonds from BB/Ba to BBB/Baa. The increase in unrated bonds primarily reflected net purchases of first mortgage loans of $2,261.5, the consolidation of Gulf Insurance’s bond portfolio of $140.8 which is principally comprised of corporate and other bonds, and the promissory note received on Brit’s sale of Ambridge as described in note 21.

At December 31, 2023 holdings of bonds in the ten issuers to which the company had the greatest exposure (excluding U.S., Canadian, U.K. and German sovereign government bonds) totaled $4,704.6 (December 31, 2022 - $3,599.2), which represented approximately 7.3% (December 31, 2022 – 6.5%) of the total investment portfolio. Exposure to the largest single issuer of corporate debt instrument at December 31, 2023 was the company’s investment in Bank of Nova Scotia of $453.0 (December 31, 2022 – BP Capital Markets America Inc. of $427.7), which represented approximately 0.7% (December 31, 2022 – 0.8%) of the total investment portfolio.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Counterparties to derivative contracts

Counterparty risk arises from the company’s derivative contracts primarily in three ways: first, a counterparty may be unable to honour its obligation under a derivative contract and have insufficient collateral pledged in favour of the company to support that obligation; second, collateral deposited by the company to a counterparty as a prerequisite for entering into certain derivative contracts (also known as initial margin) may be at risk should the counterparty face financial difficulty; and third, excess collateral pledged in favour of a counterparty may be at risk should the counterparty face financial difficulty (counterparties may hold excess collateral as a result of the timing of the settlement of the amount of collateral required to be pledged based on the fair value of a derivative contract).

The company endeavours to limit counterparty risk through diligent selection of counterparties to its derivative contracts and through the terms of negotiated agreements. Pursuant to these agreements, counterparties are contractually required to deposit eligible collateral in collateral accounts (subject to certain minimum thresholds) for the benefit of the company based on the daily fair value of the derivative contracts. The company’s exposure to risk associated with providing initial margin is mitigated where possible through the use of segregated third party custodian accounts that only permit counterparties to take control of the collateral in the event of default by the company.

Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset against amounts receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company’s net derivative counterparty risk assuming all derivative counterparties are simultaneously in default:

	December 31,	December 31,
	2023	2022
Total derivative assets(1)	656.6	256.1
Obligations that may be offset under net settlement arrangements	(48.8)	(33.0)
Fair value of collateral deposited for the benefit of the company(2)	(527.9)	(216.0)
Excess collateral pledged by the company in favour of counterparties	7.2	4.6
Net derivative counterparty exposure after net settlement and collateral arrangements	87.1	11.7
(1)	Excludes equity warrants, equity call options, and other derivatives which are not subject to counterparty risk. Also excludes at December 31, 2022 the AVLNs entered with RiverStone Barbados.
(2)	Excludes excess collateral pledged by counterparties of $6.6 at December 31, 2023 (December 31, 2022 - $68.4).

Collateral deposited for the benefit of the company at December 31, 2023 consisted of cash of $42.2 and government securities of $492.3 (December 31, 2022 - $9.5 and $274.9). The company had not exercised its right to sell or repledge collateral at December 31, 2023.

Reinsurance contract assets held

Credit risk on the company’s reinsurance contract assets held existed at December 31, 2023 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The company is also exposed to the credit risk assumed in fronting arrangements and to potential reinsurance capacity constraints. The company regularly assesses the creditworthiness of reinsurers with whom it transacts business; internal guidelines generally require reinsurers to have strong A.M. Best ratings and to maintain capital and surplus in excess of $500.0. Where contractually provided for, the company has collateral for outstanding balances in the form of cash, letters of credit, guarantees or assets held in trust accounts. This collateral may be drawn on when amounts remain unpaid beyond contractually specified time periods for each individual reinsurer.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company’s reinsurance analysts collect and maintain individual operating company and group reinsurance exposures across the company and conduct ongoing detailed assessments of current and potential reinsurers, perform annual reviews of impaired reinsurers, and provide recommendations for the group on the risk of non-performance by the reinsurer. Reinsurers rated A- or higher by A.M. Best represented 88% of the total reinsurance exposure at December 31, 2023, with the remaining 12% primarily representing pools and associations, which generally consist of government or similar insurance funds carrying limited credit risk, and unrated reinsurers which are substantially collateralized. The company had the benefit of $1.1 billion in the form of letters of credit or trust funds to fully or partially collateralize certain reinsurance assets.

The company’s gross exposure to credit risk from its reinsurers increased during 2023, with reinsurance contract assets held of $10,887.7 at December 31, 2023 compared to $9,691.5 at December 31, 2022, primarily reflecting the consolidation of Gulf Insurance and increased business volumes.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable cost as they fall due. The company’s cash flows in the near term may be impacted by the need to provide capital to support growth in the insurance and reinsurance companies in a favourable pricing environment and to support fluctuations in their investment portfolios. The company’s policy is to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders and debt holders, dividends on preferred shares and investment commitments. Cash flow analysis is performed regularly at both the holding company and operating companies to ensure that future cash needs are met or exceeded by cash flows generated by operating companies.

Holding Company

The holding company’s known significant commitments for 2024 consist of payment of a common share dividend of $363.1 ($15.00 per common share, paid in January 2024), redemptions of the August 2024 unsecured senior notes of $279.3 (redeemed in January 2024) and the March 2025 unsecured senior notes of Cdn$348.6 using net proceeds from the offering described in note 15, a mandatory tender offer to all other holders of Gulf Insurance shares (commenced February 18, 2024), an annual payment of $165.0 to KIPCO pursuant to the Gulf Insurance acquisition, a capital contribution of $140.0 to Run-off to augment capital (contributed in February 2024), interest and corporate overhead expenses, preferred share dividends, income tax payments, potential payments on amounts borrowed, if any, from the revolving credit facility and other investment related activities. The company may also in 2024 make payments related to its insurance and reinsurance companies to support their underwriting initiatives in favourable insurance markets.

The company believes that holding company cash and investments, net of holding company derivative obligations, at December 31, 2023 of $1,749.1 provides adequate liquidity to meet the holding company’s known commitments in 2024. The holding company expects to continue to receive investment management and administration fees and dividends from its insurance and reinsurance subsidiaries, and investment income on its holdings of cash and investments. To further augment its liquidity, the holding company can borrow from its $2.0 billion unsecured revolving credit facility, which was undrawn at December 31, 2023.

On May 25, 2023 Brit paid a special dividend of $275.0 to the holding company as a result of the net proceeds from the sale of Ambridge, its Managing General Underwriter operations, as described in note 21.

The holding company may experience cash inflows or outflows on occasion related to its derivative contracts, including collateral requirements. During 2023 the holding company received net cash of $304.2 (2022 - $154.8) (excluding the impact of collateral requirements) in connection with the company’s investment in long equity total return swaps on Fairfax subordinate voting shares, where the counterparties are Canadian banks.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Insurance and reinsurance subsidiaries

The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to liabilities associated with underwriting, operating expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments, investment commitments and certain derivative obligations (described below). Liabilities associated with underwriting include the payment of claims and direct commissions. Historically, the insurance and reinsurance subsidiaries have used cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal on debt investments, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).

The company’s insurance and reinsurance subsidiaries, and the holding company at a consolidated level, focus on the stress that could be placed on liquidity requirements as a result of severe disruption or volatility in the capital markets or extreme catastrophe activity, or a combination of both. The insurance and reinsurance subsidiaries maintain investment strategies intended to provide adequate funds to pay claims or withstand disruption or volatility in the capital markets without forced sales of investments. The insurance and reinsurance subsidiaries hold highly liquid, high quality short-term investment securities and other liquid investment grade fixed maturity securities to fund anticipated claim payments, operating expenses and commitments related to investments.

At December 31, 2023 portfolio investments, including investments held by non-insurance companies and net of derivative obligations, was $63.0 billion (December 31, 2022 - $54.2 billion). Portfolio investments include investments that may lack liquidity or are inactively traded, including corporate debentures, first mortgage loans, preferred stocks, common stocks, limited partnership interests, other invested assets and investments in associates. At December 31, 2023 these asset classes represented approximately 20.7% (December 31, 2022 – 14.1%) of the carrying value of the insurance and reinsurance subsidiaries’ portfolio investments.

Non-insurance companies

The non-insurance companies have principal repayments coming due in 2024 of $376.3, primarily related to AGT and Boat Rocker’s credit facilities. Borrowings of the non-insurance companies are non-recourse to the holding company and are generally expected to be settled through a combination of refinancing and operating cash flows.

Fairfax India held investments that may lack liquidity or are inactively traded with a carrying value of $1,461.2 at December 31, 2023 (December 31, 2022 - $1,117.5).

Maturity profile of insurance contract liabilities

The following table sets out the maturity profile of the company’s insurance contract liabilities based on the expected undiscounted future cash flows, excluding the risk adjustment:

	Maturity profile of insurance contract liabilities(1)
	1 year or less	1-2 years	2-3 years	3-4 years	4-5 years	More than 5 years	Total
December 31, 2023	15,080.6	7,544.2	5,414.4	3,972.1	3,168.5	11,111.8	46,291.6
December 31, 2022	12,550.3	7,487.2	5,048.8	3,868.9	2,596.8	9,928.3	41,480.3
(1)	Excludes the liability for remaining coverage for contracts measured under the PAA.

The timing of claims payments is not fixed and represents the company’s best estimate.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Maturity profile of financial liabilities

The following tables set out the maturity profile of the company’s financial liabilities based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2023
	3 months		3 months	1 - 3	3 - 5	More than
	or less		to 1 year	years	years	5 years		Total
Accounts payable and accrued liabilities(1)	1,857.5		1,210.8	920.9	350.9	591.3		4,931.4
Insurance contract payables	422.0		96.5	304.3	132.8	251.3		1,206.9
Borrowings - holding company and insurance and reinsurance companies:
Principal	545.3	(2)	198.5	1,341.7	2,185.9	3,673.5	(3)	7,944.9
Interest	90.4		247.4	611.1	480.8	531.0	(3)	1,960.7
Borrowings - non-insurance companies:
Principal	28.4		347.9	478.6	686.9	364.5		1,906.3
Interest	31.0		71.2	144.5	80.7	70.7		398.1
	2,974.6		2,172.3	3,801.1	3,918.0	5,482.3		18,348.3
(1)	Excludes pension and post retirement liabilities, deferred gift card, hospitality and other revenue, accrued interest expense and other.
(2)Includes the redemptions of the August 2024 and March 2025 unsecured senior notes as described in note 15.
(3)Excludes the re-opening of the December 2023 unsecured senior notes of $200.0 completed subsequent to December 31, 2023 as described in note 15.

	December 31, 2022
	Restated
	3 months	3 months	1 - 3	3 - 5	More than
	or less	to 1 year	years	years	5 years	Total
Accounts payable and accrued liabilities(1)	1,458.3	1,047.0	899.5	363.1	559.1	4,327.0
Insurance contract payables	490.3	312.3	57.2	317.0	225.9	1,402.7
Borrowings - holding company and insurance and reinsurance companies:
Principal	0.1	0.2	1,051.4	904.2	4,704.4	6,660.3
Interest	84.3	209.2	567.0	462.2	598.9	1,921.6
Borrowings - non-insurance companies:
Principal	254.5	117.3	781.9	61.3	798.2	2,013.2
Interest	26.9	69.0	148.6	83.6	83.1	411.2
	2,314.4	1,755.0	3,505.6	2,191.4	6,969.6	16,736.0
(1)	Excludes pension and post retirement liabilities, deferred gift card, hospitality and other revenue, accrued interest expense and other.

The payment obligations which are due beyond one year in insurance contract payables primarily relate to certain payables to brokers and reinsurers not expected to be settled in the short term.

The following table provides a maturity profile of the company’s derivative obligations based on the expected undiscounted cash flows from the balance sheet date to the contractual maturity date or the settlement date:

	December 31, 2023				December 31, 2022
	3 months	3 months	More than		3 months	3 months	More than
	or less	to 1 year	1 year	Total	or less	to 1 year	1 year	Total
Equity total return swaps - long positions	28.5	0.1	3.9	32.5	19.1	0.3	—	19.4
Foreign currency forward and swap contracts	97.6	0.9	60.3	158.8	51.1	5.0	50.7	106.8
Other derivative contracts	90.3	134.9	28.4	253.6	25.6	38.5	0.7	64.8
	216.4	135.9	92.6	444.9	95.8	43.8	51.4	191.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities, and also in its underwriting activities where those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection, with policies to limit and monitor individual issuer exposures and aggregate equity exposure at the subsidiary and consolidated levels. The following is a discussion of the company’s primary market risk exposures and how those exposures are managed.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Typically, as interest rates rise, the fair value of fixed income investments decline and, conversely, as interest rates decline, the fair value of fixed income investments rise. In each case, the longer the maturity of the financial instrument, the greater the consequence of a change in interest rates. The company’s interest rate risk management strategy is to position its fixed income portfolio based on its view of future interest rates and the yield curve, balanced with liquidity requirements. The company may reposition the portfolio in response to changes in the interest rate environment. At December 31, 2023 the company’s investment portfolio included fixed income securities with an aggregate fair value of approximately $37.4 billion (December 31, 2022 - $29.0 billion) that is subject to interest rate risk.

The company’s exposure to interest rate risk increased during 2023 primarily due to net re-investments of proceeds on sales and maturities of short-dated U.S. treasury bonds into longer-dated U.S. treasury bonds (primarily with maturities between 5 to 7 years), net purchases of corporate bonds, other government bonds and first mortgage loans, and the consolidation of Gulf Insurance’s fixed income portfolio.

To reduce its exposure to interest rate risk (primarily exposure to certain long-dated U.S. corporate bonds and U.S. state and municipal bonds held in its fixed income portfolio), the company held forward contracts to sell long-dated U.S. treasury bonds with a notional amount at December 31, 2023 of $292.8 (December 31, 2022 - $183.7). See note 5 for details of the company’s fixed income maturity profile. In addition, the company entered into interest rate swaps with a notional amount at December 31, 2023 of $1,900.0 (December 31, 2022 - nil) that provide the company the right to receive fixed rates in exchange for the obligation to pay floating rates in relation to a majority of the amount of net purchases of first mortgage loans. There were no other significant changes to the company’s framework used to monitor, evaluate and manage interest rate risk at December 31, 2023 compared to December 31, 2022.

Movements in the term structure of interest rates affect the level and timing of recognition in earnings of gains and losses on fixed income securities held. Generally, the company’s investment income may be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or sold, and the proceeds reinvested at lower interest rates. During periods of rising interest rates, the market value of the company’s existing fixed income securities will generally decrease and gains on fixed income securities will likely be reduced. Losses are likely to be incurred following significant increases in interest rates. General economic conditions, political conditions and many other factors can also adversely affect the bond markets and, consequently, the value of fixed income securities held. These risks are monitored by the company’s senior portfolio managers and Chief Executive Officer, and taken into consideration when managing the consolidated bond portfolio.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The table below displays the potential impact of changes in interest rates on the company’s fixed income portfolio based on parallel 200 basis points shifts up and down, in 100 basis points increments, which the company believes to be reasonably possible in the current economic environment given the continued uncertainty caused by increased inflationary pressures and interest rates. This analysis was performed on each individual security to determine the hypothetical effect on net earnings.

	December 31, 2023			December 31, 2022
	Fair value of	Hypothetical	Hypothetical	Fair value of	Hypothetical	Hypothetical
	fixed income	change in net	% change	fixed income	change in net	% change
	portfolio	earnings(1)	in fair value(1)	portfolio	earnings(1)	in fair value(1)
Change in interest rates
200 basis point increase	35,043.3	(1,934.7)	(6.4)	27,944.0	(852.9)	(3.7)
100 basis point increase	36,212.0	(991.9)	(3.3)	28,461.5	(435.4)	(1.9)
No change	37,441.0	—	—	29,001.2	—	—
100 basis point decrease	38,803.0	1,098.1	3.6	29,616.2	496.4	2.1
200 basis point decrease	40,274.9	2,284.7	7.6	30,289.0	1,039.7	4.4
(1)

Includes the impact of forward contracts to sell long dated U.S. treasury bonds with a notional amount at December 31, 2023 of $292.8 (December 31, 2022 – $183.7) and certain interest rate swaps to receive fixed rates in exchange for the obligation to pay floating rates on a notional amount of $1,900.0 (December 31, 2022 - nil).

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income securities at the indicated date, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations may include non-parallel shifts in the term structure of interest rates and changes in individual issuer credit spreads.

The table below displays the potential effects of 100 and 200 basis point parallel increases and decreases in interest rates on the net liability for incurred claims for insurance contracts, excluding the company’s life insurance operations (as a provision for life policy benefits is principally included within the LRC), at December 31, 2023 and 2022, and the hypothetical effect on net earnings:

	December 31, 2023		December 31, 2022
	Net liability for	Hypothetical	Net liability for	Hypothetical
	incurred	change in net	incurred	change in net
	claims(1)	earnings	claims(1)	earnings
Change in interest rates
200 basis point increase	28,081.6	1,278.6	25,254.5	1,233.7
100 basis point increase	28,862.7	655.3	25,864.4	623.9
No change	29,688.4	—	26,488.3	—
100 basis point decrease	30,625.0	(751.5)	27,127.6	(639.3)
200 basis point decrease	31,627.3	(1,551.7)	27,784.0	(1,295.8)

(1)Calculated as the LIC of insurance contract liabilities less the AIC of reinsurance contract assets held, excluding other net receivable balances, primarily comprising the receivable from reinsurers on paid losses, funds withheld, and other.

Certain shortcomings are inherent in the method of analysis presented above. Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the consistent duration of the net liability for incurred claims in future periods, and should not be relied on as indicative of future results. Actual values may differ from the projections presented should market conditions vary.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Market price fluctuations

Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company’s risk management objective for market price fluctuations places primary emphasis on the preservation of invested capital. The company holds significant investments in equity and equity-related instruments. As discussed in the preceding sections, increased inflationary pressures and interest rates have increased market uncertainty and may adversely impact the fair values or future cash flows of the company’s equity and equity-related holdings. The company’s exposure to equity price risk through its equity and equity-related holdings increased at December 31, 2023 compared to December 31, 2022 as shown in the table below.

The company holds significant investments in equity and equity-related instruments. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The following table summarizes the effect of the company’s equity and equity-related holdings on the company’s financial position as at December 31, 2023 and 2022 and results of operations for the years then ended. In that table the company considers its non-insurance investments in associates (note 6) with a fair value at December 31, 2023 of $9,496.6 (December 31, 2022 – $8,183.3) as a component of its equity and equity-related holdings when assessing its equity exposures.

					Year ended	Year ended
					December 31,	December 31,
	December 31, 2023		December 31, 2022		2023	2022
	Exposure/		Exposure/
	Notional	Carrying	Notional	Carrying	Pre-tax	Pre-tax
	amount	value	amount	value	earnings (loss)	earnings (loss)
Long equity exposures:
Common stocks	7,317.8	7,317.8	5,234.4	5,234.4	464.4	(242.7)
Bonds and preferred stocks – convertible(1)	414.0	414.0	458.7	458.7	77.1	(241.4)
Investments in associates(1)(2)	9,496.6	7,668.6	8,183.3	6,786.6	322.0	45.1
Equity derivatives(3)	2,060.2	563.2	2,076.0	269.4	357.2	190.8
Other	—	—	—	—	(3.1)	4.4
Long equity exposures and financial effects	19,288.6	15,963.6	15,952.4	12,749.1	1,217.6	(243.8)
(1)	Excludes the company’s insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings which are considered long term strategic holdings. See note 6.
(2)	Pre-tax earnings (loss) excludes share of profit (loss) of associates, and includes gain (loss) on sale of non-insurance associates and joint ventures.
(3)	Includes net gains on investments of $624.8 (2022 - $255.4) recognized on the company’s investment in long equity total return swaps on Fairfax subordinate voting shares.

The table that follows illustrates the potential impact on net earnings of changes in the fair value of the company’s equity and equity-related holdings as a result of changes in global equity markets at December 31, 2023 and 2022. The analysis assumes variations of 10% and 20% (December 31, 2022 - 10% and 20%) which the company believes to be reasonably possible in the current economic environment based on analysis of the return on various equity indexes and management’s knowledge of global equity markets.

	December 31, 2023
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	11,707.2	10,742.2	9,792.0	8,872.2	8,001.8
Hypothetical $ change in net earnings	1,622.6	805.4	—	(781.1)	(1,522.8)
Hypothetical % change in fair value	19.6	9.7	—	(9.4)	(18.3)

	December 31, 2022
Change in global equity markets	20% increase	10% increase	No change	10% decrease	20% decrease
Fair value of equity and equity-related holdings	9,297.5	8,531.9	7,769.1	7,010.3	6,258.5
Hypothetical $ change in net earnings	1,301.9	649.8	—	(646.8)	(1,287.8)
Hypothetical % change in fair value	19.7	9.8	—	(9.8)	(19.4)

FAIRFAX FINANCIAL HOLDINGS LIMITED

The change in fair value of non-insurance investments in associates and joint ventures has been excluded from each of the scenarios presented above as any change in the fair value of an investment in associate is generally recognized in the company’s consolidated financial reporting only upon disposition of the associate. Changes in fair value of equity and equity-related holdings related to insurance and reinsurance investments in associates and joint ventures and certain other equity and equity-related holdings have also been excluded from each of the scenarios presented above as those investments are considered long term strategic holdings.

At December 31, 2023 the company’s ten largest holdings within common stocks, long equity total return swaps and non-insurance investments in associates and joint ventures totaled $8,812.2 or 13.6% of the total investment portfolio (December 31, 2022 - $6,958.2 or 12.5%), of which the largest single holding was the company’s investment in Eurobank of $2,099.5 (note 6) or 3.2% of the total investment portfolio (December 31, 2022 - $1,507.6 or 2.7%).

Foreign currency risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in foreign currency exchange rates and produce an adverse effect on earnings or equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, including insurance revenue and insurance service expenses that are denominated in foreign currencies. Investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar also result in exposure to foreign currency risk. There were no significant changes to the company’s exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at December 31, 2023 compared to December 31, 2022.

The company’s foreign currency risk management objective is to mitigate the impact of foreign currency exchange rate fluctuations on total equity, notwithstanding the company’s exposure to the Indian rupee from its investment in Fairfax India. The company monitors its invested assets for exposure to foreign currency risk and limits such exposure as deemed necessary. At the consolidated level the company accumulates and matches all significant asset and liability foreign currency exposures to identify net unmatched positions, whether long or short. To mitigate exposure to an unmatched position, the company may: enter into long and short foreign currency forward contracts (primarily denominated in the euro, the British pound sterling and the Canadian dollar) to manage exposure on foreign currency denominated transactions; identify or incur foreign currency denominated liabilities to manage exposure to investments in associates and net investments in subsidiaries with functional currencies other than the U.S. dollar; and, purchase investments denominated in the same currency as foreign currency exposed liabilities. Despite such efforts, the company may experience gains or losses resulting from foreign currency fluctuations, which may favourably or adversely affect operating results.

At December 31, 2023 the company has designated the carrying value of Cdn$2,788.6 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $2,061.1 (December 31, 2022 - principal amount of Cdn$2,800.0 with a fair value of $1,926.8) as a hedge of a portion of its net investment in Canadian subsidiaries. During 2023 the company recognized after-tax losses of $56.6 (2022 – after-tax gains of $149.5) related to exchange rate movements on the Canadian dollar denominated unsecured senior notes in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statement of comprehensive income. Subsequent to December 31, 2023, the company will redeem its Cdn$348.6 principal amount of 4.95% unsecured senior notes due March 3, 2025 as described in note 15, which will result in a reduction of the hedge in the first quarter of 2024.

At December 31, 2023 the company has designated the carrying value of €750.0 principal amount of its euro denominated unsecured senior notes with a fair value of $791.9 (December 31, 2022 - principal amount of €750.0 with a fair value of $698.3) as a hedge of its net investment in European operations with a euro functional currency. During 2023 the company recognized after-tax losses of $27.8 (2022 - after-tax gains of $51.8) related to exchange rate movements on the euro denominated unsecured senior notes in gains (losses) on hedge of net investment in European operations in the consolidated statement of comprehensive income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The pre-tax foreign exchange effects included in net gains (losses) on investments in the company’s consolidated statements of earnings for the years ended December 31 were as follows:

	2023	2022
		Restated
Net gains (losses) on investments:
Investing activities	111.4	(367.0)
Underwriting activities	(170.2)	169.8
Foreign currency contracts	(60.0)	53.6
Foreign currency net losses	(118.8)	(143.6)

Foreign currency net gains on investing activities during 2023 primarily related to the strengthening of the Brazilian real, Canadian dollar and British pound relative to the U.S. dollar on Brazilian real, Canadian dollar and British pound denominated investments. Foreign currency net losses on investing activities during 2022 primarily related to the strengthening of the U.S. dollar relative to the company’s investments denominated in the Indian rupee, Canadian dollar, Egyptian pound, Sri Lankan rupee and British pound, partially offset by foreign currency net gains on U.S. dollar denominated investments held by subsidiaries with a Canadian dollar or British pound functional currency as the U.S. dollar strengthened relative to those currencies.

The tables below present, in U.S. dollars, the foreign currency assets and liabilities to which the company is principally exposed, showing separately those assets and liabilities that result in foreign currency transaction gains and losses in the consolidated statement of earnings and those that result in foreign currency translation gains and losses in the consolidated statement of other comprehensive income. The tables also present the approximate effect of a 10% appreciation of the U.S. dollar against each of the principal foreign currencies on pre-tax earnings (loss), net earnings (loss), pre-tax other comprehensive income (loss) and other comprehensive income (loss). Certain shortcomings are inherent in the method of analysis presented, including the assumption that the 10% appreciation of the U.S. dollar occurred at December 31, 2023 with all other variables held constant.

Foreign currency effects on the consolidated statements of earnings

					British
	Canadian dollar		Euro		pound sterling		Indian rupee
	2023	2022	2023	2022	2023	2022	2023	2022
		Restated		Restated		Restated		Restated
Assets	1,938.1	1,602.8	1,190.2	830.2	1,363.5	1,370.3	1,841.3	1,858.4
Liabilities	(723.7)	(465.3)	(1,503.6)	(1,079.8)	(2,048.3)	(1,747.4)	(220.9)	(190.5)
Net asset (liability) exposure	1,214.4	1,137.5	(313.4)	(249.6)	(684.8)	(377.1)	1,620.4	1,667.9
Notional long (short) amount of foreign currency forward contracts	(1,387.0)	(1,258.2)	(833.5)	(208.7)	(64.1)	87.0	—	3.4
Net asset (liability) exposure after foreign currency forward contracts	(172.6)	(120.7)	(1,146.9)	(458.3)	(748.9)	(290.1)	1,620.4	1,671.3

Hypothetical change in pre-tax earnings (loss)	17.3	12.1	114.7	45.8	74.8	29.0	(162.0)	(167.1)
Hypothetical change in net earnings (loss)	16.2	8.9	96.2	36.8	63.1	25.9	(160.1)	(164.9)

FAIRFAX FINANCIAL HOLDINGS LIMITED

The hypothetical effects at December 31, 2023 of the foreign currency movements on pre-tax earnings (loss) in the table above principally related to the following:

Canadian dollar: Net liability exposure after foreign currency forward contracts at December 31, 2023 primarily related to net liabilities at Odyssey Group, Crum & Forster, Brit and Allied World, partially offset by net assets at the group holding companies and CRC. The increase in net liability exposure after foreign currency forward contracts at December 31, 2023 compared to December 31, 2022 principally reflected higher insurance contract liabilities at Allied World and an increase in the notional short amount of Canadian dollar foreign currency forward contracts, partially offset by higher Canadian-denominated investments at the holding companies.

Euro: Net liability exposure after foreign currency forward contracts at December 31, 2023 primarily related to net liabilities at Odyssey Group, Allied World, Crum & Forster and Brit. The increase in net liability exposure after foreign currency forward contracts at December 31, 2023 compared to December 31, 2022 primarily reflected an increase in the notional short amount of euro currency forward contracts.

British pound sterling: Net liability exposure after foreign currency forward contracts at December 31, 2023 primarily related to net liabilities at Allied World, Brit and Odyssey Group, partially offset by net assets at Crum & Forster and Eurolife. The net liability exposure after foreign currency forward contracts at December 31, 2023 compared to the net asset exposure after foreign currency forward contracts at December 31, 2022 primarily reflected an increase in insurance contract liabilities at Brit and an increase in the notional short amount of British pound sterling foreign currency forward contracts at December 31, 2023.

Indian rupee: Net asset exposure after foreign currency forward contracts at December 31, 2023 primarily related to net assets at Fairfax Asia. The decrease in net asset exposure after foreign currency forward contracts at December 31, 2023 compared to December 31, 2022 primarily reflected an increase in insurance contract liabilities at Singapore Re.

Foreign currency effects on the consolidated statements of other comprehensive income

					British
	Canadian dollar		Euro		pound sterling		Indian rupee
	2023	2022	2023	2022	2023	2022	2023	2022
		Restated		Restated		Restated
Assets	11,437.4	10,712.5	9,393.8	7,937.1	2,255.9	1,818.7	4,110.8	3,697.6
Liabilities	(6,583.4)	(6,117.3)	(7,064.4)	(6,144.2)	(1,502.3)	(1,379.7)	(1,349.3)	(1,251.3)
Net asset exposure before hedge of net investment	4,854.0	4,595.2	2,329.4	1,792.9	753.6	439.0	2,761.5	2,446.3
Hedge of net investment	(2,107.6)	(2,057.7)	(821.5)	(792.2)	—	—	—	—
Net asset exposure after hedge of net investment	2,746.4	2,537.5	1,507.9	1,000.7	753.6	439.0	2,761.5	2,446.3

Hypothetical change in pre-tax other comprehensive income (loss)	(274.6)	(253.7)	(150.8)	(100.1)	(75.4)	(43.9)	(276.2)	(244.6)
Hypothetical change in other comprehensive income (loss)	(269.6)	(248.2)	(112.2)	(72.5)	(69.3)	(43.0)	(260.9)	(228.0)

FAIRFAX FINANCIAL HOLDINGS LIMITED

The hypothetical effects at December 31, 2023 of the foreign currency movements on pre-tax other comprehensive income (loss) in the table above principally related to the translation of the company’s non-U.S. dollar net investments in subsidiaries and investments in associates as follows:

Canadian dollar: Primarily related to net investments in Northbridge and Canadian non-insurance companies (principally Recipe, Dexterra Group and Boat Rocker) and the company’s investments in associates (principally Stelco), partially offset by the impact of Canadian dollar denominated borrowings applied as a hedge of net investment in Canadian subsidiaries. The increase in net asset exposure after hedge of net investment at December 31, 2023 compared to December 31, 2022 primarily reflected increased net investment in Northbridge (reflecting strong net earnings in 2023, partially offset by dividends paid to the holding company) and an increased net investment in Odyssey Group’s Canadian branch, partially offset by decreases in net investments in Canadian non-insurance companies (primarily Farmers Edge (principally reflecting additional non-cash impairment charges recognized in 2023) and AGT (principally reflecting the significant devaluation of the Turkish Lira in 2023), partially offset by an increased net investment in Recipe (principally reflecting lower borrowings)).

Euro: Primarily related to the company’s investments in associates (principally Eurobank) and net investments in Eurolife, Colonnade Insurance, Odyssey Group’s net investment in its European branches, and Grivalia Hospitality, partially offset by euro denominated borrowings applied as a hedge of net investment in European operations. The increase in net asset exposure after hedge of net investment at December 31, 2023 compared to December 31, 2022 principally reflected increased net investment in Grivalia Hospitality and increased exposure in the company’s investments in associates (primarily related to share of profit of Eurobank).

British pound sterling: Primarily related to Odyssey Group’s net investment in its Newline syndicate and investments in associates, with the increase in net asset exposure at December 31, 2023 compared to December 31, 2022 principally reflecting additional investments in associates and movements within Odyssey Group’s Newline syndicate’s insurance business.

Indian rupee: Primarily related to net investments in Fairfax India and Thomas Cook India, and the company’s investments in associates (principally Quess and Digit). The increase in net asset exposure at December 31, 2023 compared to December 31, 2022 principally reflected increased net investment in Fairfax India (principally reflecting higher net assets at most of Fairfax India’s subsidiaries).

Capital Management

The company’s capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital, comprising total debt, shareholders’ equity attributable to shareholders of Fairfax and non-controlling interests, was $37,424.4 at December 31, 2023 compared to $31,643.6 at December 31, 2022.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The company manages its capital based on the following financial measurements and ratios:

			Excluding consolidated non-
	Consolidated		insurance companies
	December 31,	December 31,	December 31,	December 31,
	2023	2022	2023	2022
		Restated		Restated
Holding company cash and investments (net of derivative obligations)	1,749.1	1,326.4	1,749.1	1,326.4
Borrowings – holding company	6,928.9	5,887.6	6,928.9	5,887.6
Borrowings – insurance and reinsurance companies	895.6	733.4	895.6	733.4
Borrowings – non-insurance companies	1,899.0	2,003.9	—	—
Total debt	9,723.5	8,624.9	7,824.5	6,621.0
Net debt(1)	7,974.4	7,298.5	6,075.4	5,294.6

Common shareholders’ equity	21,615.0	17,780.3	21,615.0	17,780.3
Preferred stock	1,335.5	1,335.5	1,335.5	1,335.5
Non-controlling interests	4,750.4	3,902.9	3,115.8	2,212.5
Total equity	27,700.9	23,018.7	26,066.3	21,328.3

Net debt/total equity	28.8%	31.7%	23.3%	24.8%
Net debt/net total capital(2)	22.4%	24.1%	18.9%	19.9%
Total debt/total capital(3)	26.0%	27.3%	23.1%	23.7%
Interest coverage(4)	13.8x	13.1x	18.1x (6)	16.0x (6)
Interest and preferred share dividend distribution coverage(5)	12.1x	11.4x	15.0x (6)	13.4x (6)
(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of derivative obligations).
(2)	Net total capital is calculated by the company as the sum of total equity and net debt.
(3)	Total capital is calculated by the company as the sum of total equity and total debt.
(4)	Interest coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings, divided by interest expense on borrowings.
(5)	Interest and preferred share dividend distribution coverage is calculated by the company as earnings (loss) before income taxes and interest expense on borrowings divided by the sum of interest expense on borrowings and preferred share dividend distributions adjusted to a pre-tax equivalent at the company’s Canadian statutory income tax rate.
(6)	Excludes earnings (loss) before income taxes, and interest expense on borrowings, of consolidated non-insurance companies.

The company’s capital management objectives include maintaining sufficient liquid resources at the holding company to be able to pay interest on debt, dividends to preferred shareholders and all other holding company obligations. Accordingly, the company monitors its interest and preferred share dividend distribution coverage ratio calculated as described in footnote 5 of the table above.

Common shareholders’ equity increased to $21,615.0 at December 31, 2023 from $17,780.3 at December 31, 2022, primarily reflecting net earnings attributable to shareholders of Fairfax ($4,381.8), partially offset by payments of common and preferred share dividends ($294.9), and purchases of subordinate voting shares for cancellation ($273.6) and for use in share-based payment awards ($89.6). Changes in borrowings and non-controlling interests are described in note 15 and note 16 respectively.

FAIRFAX FINANCIAL HOLDINGS LIMITED

The changes in borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: The consolidated net debt/net total capital ratio decreased to 22.4% at December 31, 2023 from 24.1% at December 31, 2022, primarily as a result of increased total equity due to increases in common shareholders’ equity as noted above and increases in non-controlling interests, principally reflecting the consolidation of Gulf Insurance. The increase in net debt was principally due to the recognition of notes payable of $579.2 relating to the Gulf Insurance acquisition, partially offset by decreased borrowings at the non-insurance companies. The consolidated total debt/total capital ratio decreased to 26.0% at December 31, 2023 from 27.3% at December 31, 2022, primarily as a result of increases in common shareholders’ equity.

In the United States, the National Association of Insurance Commissioners (“NAIC”) applies a model law and risk-based capital (“RBC”) formula designed to help regulators identify property and casualty insurers that may be inadequately capitalized. Under the NAIC’s requirements, an insurer must maintain total capital and surplus above a calculated threshold or face varying levels of regulatory action. The threshold is based on a formula that attempts to quantify the risk of a company’s insurance and reinsurance, investment and other business activities. At December 31, 2023 Odyssey Group, Crum & Forster, Zenith National, Allied World and U.S. Run-off subsidiaries had capital and surplus that met or exceeded the regulatory minimum requirement of two times the authorized control level; each subsidiary had capital and surplus of at least 3.2 times (December 31, 2022 – 3.0 times) the authorized control level, except for TIG Insurance which had at least 2.0 times (December 31, 2022 – 2.0 times).

In Bermuda, insurance and reinsurance companies are regulated by the Bermuda Monetary Authority and are subject to the statutory requirements of the Bermuda Insurance Act 1978. There is a requirement to hold available statutory economic capital and surplus equal to or in excess of an enhanced capital and target capital level as determined under the Bermuda Solvency Capital Requirement model. The target capital level is measured as 120% of the enhanced capital requirements. At December 31, 2023 and 2022 Allied World’s subsidiary was in compliance with Bermuda’s regulatory requirements.

In Canada, property and casualty companies are regulated by the Office of the Superintendent of Financial Institutions on the basis of a minimum supervisory target of 150% of a minimum capital test (“MCT”) formula. At December 31, 2023 Northbridge’s subsidiaries had a weighted average MCT ratio of 255% (December 31, 2022 – 241%) of the minimum supervisory target.

Brit is subject to the solvency and regulatory capital requirements of the Prudential Regulatory Authority in the U.K. for its Lloyd’s business and the Bermuda Monetary Authority for its Bermudan business. The management capital requirements for Brit are set using an internal model based on the prevailing regulatory framework in these jurisdictions. At December 31, 2023 Brit’s total capital consisted of net tangible assets (total assets less any intangible assets and all liabilities), subordinated debt and contingent funding from its revolving credit facility and amounted to $2,545.7 (December 31, 2022 - $2,052.7). This represented a surplus of $1,050.4 (December 31, 2022 - $709.5) over Brit’s management capital requirements.

Gulf Insurance is governed by the local capital adequacy regulations issued by the Insurance Regulatory Unit (“IRU”) in the State of Kuwait. At December 31, 2023 Gulf Insurance had Regulatory Solvency Capital of 998% of the minimum capital required.

In countries other than the U.S., Bermuda, Canada, the U.K. and Kuwait where the company operates, the company met or exceeded the applicable regulatory capital requirements at December 31, 2023 and 2022.

23.	Segmented Information

The company is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

Reporting segments

Property and Casualty Insurance and Reinsurance

North American Insurers – comprising Northbridge, Crum & Forster and Zenith National, this reporting segment provides a full range of commercial insurance in property, casualty, and specialty risks, principally within the United States and Canada.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Global Insurers and Reinsurers – comprising Allied World, Odyssey Group and Brit, this reporting segment provides diverse insurance and reinsurance coverage to its global customers including specialty insurance, treaty and facultative reinsurance and other risk management solutions.

International Insurers and Reinsurers – comprising a collection of international insurers, this reporting segment provides coverage for diverse insurance and reinsurance risks in local markets, primarily across Asia, Europe (excluding the U.K.) and Latin America. The International Insurers and Reinsurers reporting segment’s business is underwritten by individual companies within Fairfax Asia, Fairfax Latin America and Fairfax Central and Eastern Europe, as well as by Group Re, Bryte Insurance, and Eurolife’s property and casualty insurance operations. On December 26, 2023 the company commenced consolidating Gulf Insurance which operates across the MENA region as described in note 21.

Life insurance and Run-off

This reporting segment is comprised of the life insurance operations of Eurolife and Gulf Insurance (consolidated on December 26, 2023 as described in note 21), and U.S. Run-off, which includes TIG Insurance Company.

Non-insurance companies

This category includes other operating segments as follows:

Restaurants and retail – Comprised principally of Recipe and Sporting Life Group.

Fairfax India – Comprised of Fairfax India and its subsidiaries.

Thomas Cook India – Comprised of Thomas Cook India and its subsidiaries, including Sterling Resorts.

Other – Comprised primarily of AGT, Dexterra Group, Grivalia Hospitality (consolidated July 5, 2022), Boat Rocker, Farmers Edge and Pethealth (deconsolidated on October 31, 2022, together with the Crum & Forster Pet Insurance Group from the North American Insurers reporting segment, pursuant to the transaction described in note 21).

Segment performance

Reporting segment revenue is principally evaluated using insurance revenue, a measure of gross underwriting activity.

Profitability of reporting segments is evaluated using operating income (loss), a pre-tax performance measure of operations that is comprised of insurance service result and other insurance operating expenses of the insurance and reinsurance operations, and the revenue and expenses of the non-insurance companies. Also included are interest and dividends and share of profit (loss) of associates, which the company considers to be more predictable sources of investment income.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Upon adoption of IFRS 17 the company determined that its measures of segment performance are as described above, and restated its 2022 segment results for those measures. Insurance revenue and operating income (loss) by reporting segment for the years ended December 31 were as follows:

2023

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life insurance	Non-
	American	Insurers and	Insurers and		and	insurance
	Insurers	Reinsurers	Reinsurers	Total	Run-off	companies	Total

Reporting segment insurance revenue	8,137.2	15,600.3	3,453.8	27,191.3	149.9	—	27,341.2
Intercompany insurance revenue	(59.5)	(120.1)	(212.4)	(392.0)	(14.4)	—	(406.4)
Insurance revenue	8,077.7	15,480.2	3,241.4	26,799.3	135.5	—	26,934.8

Insurance service result	977.1	2,828.0	330.8	4,135.9	(179.5)	—	3,956.4
Other insurance operating expenses	(280.8)	(360.4)	(180.9)	(822.1)	(144.3)	—	(966.4)
Interest and dividends (1)	443.3	1,031.1	180.3	1,654.7	103.0	(76.1)	1,681.6
Share of profit of associates	165.1	469.2	127.3	761.6	76.2	152.2	990.0
Non-insurance revenue	—	—	—	—	—	6,614.5	6,614.5
Non-insurance expenses	—	—	—	—	—	(6,568.7)	(6,568.7)
Operating income (loss)	1,304.7	3,967.9	457.5	5,730.1	(144.6)	121.9	5,707.4
Net finance expense from insurance contracts and reinsurance contract assets held							(1,605.6)
Net gains on investments							1,949.5
Gain on sale and consolidation of insurance subsidiaries (note 21)							549.8
Interest expense							(510.0)
Corporate overhead and other (2)							(182.8)
Pre-tax income							5,908.3
Provision for income taxes							(813.4)
Net earnings							5,094.9

Attributable to:
Shareholders of Fairfax							4,381.8
Non-controlling interests							713.1
							5,094.9

FAIRFAX FINANCIAL HOLDINGS LIMITED

2022

Restated

	Property and Casualty Insurance and Reinsurance
	North	Global	International		Life insurance	Non-
	American	Insurers and	Insurers and		and	insurance
	Insurers	Reinsurers	Reinsurers	Total	Run-off	companies	Total

Reporting segment insurance revenue	7,260.6	14,790.2	2,852.1	24,902.9	139.8	—	25,042.7
Intercompany insurance revenue	(45.9)	(96.8)	(196.5)	(339.2)	—	—	(339.2)
Insurance revenue	7,214.7	14,693.4	2,655.6	24,563.7	139.8	—	24,703.5

Insurance service result	964.0	1,886.7	230.2	3,080.9	(80.0)	—	3,000.9
Other insurance operating expenses	(262.3)	(293.9)	(145.6)	(701.8)	45.4	—	(656.4)
Interest and dividends (1)	234.0	413.3	98.8	746.1	55.6	26.6	828.3
Share of profit of associates	239.8	429.3	52.4	721.5	56.4	134.0	911.9
Non-insurance revenue	—	—	—	—	—	5,581.6	5,581.6
Non-insurance expenses	—	—	—	—	—	(5,520.9)	(5,520.9)
Operating income	1,175.5	2,435.4	235.8	3,846.7	77.4	221.3	4,145.4
Net finance income from insurance contracts and reinsurance contract assets held							1,617.3
Net losses on investments							(1,573.2)
Gain on sale and consolidation of insurance subsidiaries (note 21)							1,219.7
Interest expense							(452.8)
Corporate overhead and other (2)							(52.2)
Pre-tax income							4,904.2
Provision for income taxes							(1,092.5)
Net earnings							3,811.7

Attributable to:
Shareholders of Fairfax							3,374.2
Non-controlling interests							437.5
							3,811.7
(1)	Presented net of investment management and administration fees paid to the holding company. These intercompany fees are eliminated in corporate overhead and other as shown in the footnote below.
(2)	Comprised principally of the expenses of the group holding companies, net of investment management and administration fees earned by the holding company, interest and dividends earned on holding company cash and investments and holding company share of profit of associates, as shown below.

	2023	2022
Corporate overhead as presented in the consolidated statements of earnings	430.2	296.7
Holding company interest and dividends	31.0	(9.6)
Holding company share of profit of associates	(32.2)	(110.5)
Investment management and administration fee income and other	(246.2)	(124.4)
Corporate overhead and other as presented in the tables above	182.8	52.2

FAIRFAX FINANCIAL HOLDINGS LIMITED

Investments in Associates, Additions to Goodwill, Segment Assets and Segment Liabilities

Investments in associates, segment assets and segment liabilities at December 31, and additions to goodwill for the years then ended, by reporting segment, were as follows:

	Investments in
	associates		Additions to goodwill		Segment assets		Segment liabilities
	2023	2022	2023	2022	2023	2022	2023	2022
		Restated				Restated		Restated
Property and Casualty Insurance and Reinsurance
North American Insurers	1,136.3	1,217.7	—	—	18,133.1	16,323.1	10,831.0	9,807.4
Global Insurers and Reinsurers	3,337.7	2,893.3	—	—	46,713.3	41,720.6	30,233.2	27,525.2
International Insurers and Reinsurers	845.6	592.0	343.4	—	12,648.3	7,662.1	6,192.1	3,656.6
	5,319.6	4,703.0	343.4	—	77,494.7	65,705.8	47,256.3	40,989.2
Life insurance and Run-off	429.5	348.1	—	0.4	6,541.9	5,928.5	5,448.1	4,927.6
Non-insurance companies	1,460.6	1,378.5	12.4	151.6	9,049.6	8,611.4	5,012.5	4,820.6
Holding company and eliminations and adjustments	827.6	1,006.1	—	—	(1,101.1)	(1,427.2)	6,567.3	5,062.4
Consolidated	8,037.3	7,435.7	355.8	152.0	91,985.1	78,818.5	64,284.2	55,799.8

Product Line

Insurance revenue on a third party basis by product line for the years ended December 31 were as follows:

	Property		Casualty		Specialty		Total
	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance
North American Insurers	2,001.5	1,712.8	5,634.6	5,078.7	441.6	423.2	8,077.7	7,214.7
Global Insurers and Reinsurers	5,848.2	5,239.6	8,561.7	8,516.3	1,070.3	937.5	15,480.2	14,693.4
International Insurers and Reinsurers	1,893.5	1,534.1	738.9	640.0	609.0	481.5	3,241.4	2,655.6
	9,743.2	8,486.5	14,935.2	14,235.0	2,120.9	1,842.2	26,799.3	24,563.7
Life insurance and Run-off	—	—	13.2	21.4	122.3	118.4	135.5	139.8
Insurance revenue	9,743.2	8,486.5	14,948.4	14,256.4	2,243.2	1,960.6	26,934.8	24,703.5

Distribution of insurance revenue	36.2%	34.4%	55.5%	57.7%	8.3%	7.9%	100.0%	100.0%

FAIRFAX FINANCIAL HOLDINGS LIMITED

Geographic Region

Insurance revenue on a third party basis by geographic region for the years ended December 31 were as follows:

	Canada		United States		Asia(1)		International(2)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Property and Casualty Insurance and Reinsurance
North American Insurers	2,287.1	2,162.0	5,760.3	5,025.2	1.4	1.8	28.9	25.7	8,077.7	7,214.7
Global Insurers and Reinsurers	485.4	482.2	11,148.1	10,879.8	963.2	881.3	2,883.5	2,450.1	15,480.2	14,693.4
International Insurers and Reinsurers	0.2	—	1.1	4.8	994.0	703.4	2,246.1	1,947.4	3,241.4	2,655.6
	2,772.7	2,644.2	16,909.5	15,909.8	1,958.6	1,586.5	5,158.5	4,423.2	26,799.3	24,563.7
Life insurance and Run-off	—	—	13.2	21.4	—	—	122.3	118.4	135.5	139.8
Insurance revenue	2,772.7	2,644.2	16,922.7	15,931.2	1,958.6	1,586.5	5,280.8	4,541.6	26,934.8	24,703.5

Distribution of insurance revenue	10.3%	10.7%	62.8%	64.5%	7.3%	6.4%	19.6%	18.4%	100.0%	100.0%
(1)	The Asia geographic segment is primarily comprised of countries located throughout Asia, including China, Japan, India, Sri Lanka, Malaysia, Singapore, Indonesia and South Korea, and the Middle East.
(2)	The International geographic segment is primarily comprised of countries located in South America, Europe, Africa and Oceania.

Non-insurance companies

Revenue and expenses of the non-insurance companies were comprised as follows for the years ended December 31:

	Restaurants
	and retail		Fairfax India(1)		Thomas Cook India(2)		Other(3)		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Revenue	1,772.3	1,710.3	263.3	216.7	941.6	611.0	3,637.3	3,043.6	6,614.5	5,581.6
Expenses	(1,690.7)	(1,582.2)	(251.4)	(208.1)	(906.5)	(600.8)	(3,720.1)	(3,129.8)	(6,568.7)	(5,520.9)
Pre-tax income (loss) before interest expense and other(4)	81.6	128.1	11.9	8.6	35.1	10.2	(82.8)	(86.2)	45.8	60.7
Interest and dividends	9.9	9.9	(87.4)	21.4	—	—	1.4	(4.7)	(76.1)	26.6
Share of profit (loss) of associates	—	(0.1)	151.1	132.0	(0.1)	0.3	1.2	1.8	152.2	134.0
Operating income (loss)	91.5	137.9	75.6	162.0	35.0	10.5	(80.2)	(89.1)	121.9	221.3
(1)	These results differ from those published by Fairfax India primarily due to Fairfax India’s application of investment entity accounting under IFRS Accounting Standards.
(2)	These results differ from those published by Thomas Cook India primarily due to differences between IFRS Accounting Standards and Ind AS, and acquisition accounting adjustments.
(3)	Included in Expenses is a non-cash goodwill impairment charge recognized on Farmers Edge of $63.5 (2022 - $133.4).
(4)	Excludes interest and dividends, share of profit (loss) of associates and net gains (losses) on investments.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Segmented Balance Sheet

The company’s segmented balance sheets as at December 31, 2023 and 2022 present the assets, liabilities and non-controlling interests of each reporting segment in accordance with the company’s IFRS accounting policies and includes, where applicable, acquisition accounting adjustments principally related to goodwill and intangible assets which arose on initial acquisition of the subsidiaries or on a subsequent step acquisition. Certain of the company’s subsidiaries hold equity interests in other Fairfax subsidiaries (“affiliates”) which are carried at cost. In the table below, the company’s three property and casualty insurance and reinsurance reporting segments have been presented in aggregate, and affiliated insurance and reinsurance balances are not shown separately and are eliminated in “Corporate and eliminations”.

	December 31, 2023					December 31, 2022
						Restated
	Property					Property
	and					and
	casualty	Life				casualty	Life
	insurance and	insurance	Non-	Corporate		insurance and	insurance	Non-	Corporate
	reinsurance	and	insurance	and		reinsurance	and	insurance	and
	companies	Run-off	companies	eliminations(3)	Consolidated	companies	Run-off	companies	eliminations(3)	Consolidated
Assets
Holding company cash and investments	270.9	—	—	1,510.7	1,781.6	316.6	—	—	1,029.2	1,345.8
Insurance contract receivables	915.3	10.8	—	—	926.1	636.2	12.7	—	—	648.9
Portfolio investments(1)	58,180.0	4,318.0	2,496.5	(1,572.4)	63,422.1	49,038.8	4,275.4	2,119.3	(1,108.8)	54,324.7
Reinsurance contract assets held	11,373.4	454.3	—	(940.0)	10,887.7	10,310.9	413.4	—	(1,032.8)	9,691.5
Deferred income tax assets	17.8	1.3	54.1	227.9	301.1	(40.6)	(6.4)	54.5	129.8	137.3
Goodwill and intangible assets	4,245.7	8.4	2,121.6	0.6	6,376.3	3,396.8	7.5	2,284.4	0.3	5,689.0
Due from affiliates	250.8	338.8	—	(589.6)	—	206.3	364.1	—	(570.4)	—
Other assets	2,059.8	1,394.8	4,377.4	458.2	8,290.2	1,673.7	832.5	4,153.2	321.9	6,981.3
Investments in Fairfax insurance and reinsurance affiliates(2)	181.0	15.5	—	(196.5)	—	167.1	29.3	—	(196.4)	—
Total assets	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5

Liabilities
Accounts payable and accrued liabilities	2,083.7	257.6	2,625.6	520.3	5,487.2	1,901.8	257.6	2,430.7	216.5	4,806.6
Derivative obligations	351.4	—	61.0	32.5	444.9	113.5	—	58.2	19.3	191.0
Deferred income tax liabilities	672.5	69.6	274.2	234.0	1,250.3	516.7	43.2	252.4	55.7	868.0
Insurance contract payables	553.5	653.4	—	—	1,206.9	785.4	617.3	—	—	1,402.7
Insurance contract liabilities	42,649.9	4,466.7	—	(945.2)	46,171.4	36,921.3	4,009.2	—	(1,023.9)	39,906.6
Due to affiliates	49.7	0.8	159.9	(210.4)	—	17.1	0.3	82.4	(99.8)	—
Borrowings - holding company and insurance and reinsurance companies	895.6	—	—	6,928.9	7,824.5	733.4	—	—	5,887.6	6,621.0
Borrowings - non-insurance companies	—	—	1,891.8	7.2	1,899.0	—	—	1,996.9	7.0	2,003.9
Total liabilities	47,256.3	5,448.1	5,012.5	6,567.3	64,284.2	40,989.2	4,927.6	4,820.6	5,062.4	55,799.8

Equity
Shareholders’ equity attributable to shareholders of Fairfax	27,134.9	1,081.5	2,402.5	(7,668.4)	22,950.5	22,504.1	1,000.9	2,100.4	(6,489.6)	19,115.8
Non-controlling interests	3,103.5	12.3	1,634.6	—	4,750.4	2,212.5	—	1,690.4	—	3,902.9
Total equity	30,238.4	1,093.8	4,037.1	(7,668.4)	27,700.9	24,716.6	1,000.9	3,790.8	(6,489.6)	23,018.7
Total liabilities and total equity	77,494.7	6,541.9	9,049.6	(1,101.1)	91,985.1	65,705.8	5,928.5	8,611.4	(1,427.2)	78,818.5
(1)	Includes intercompany investments in Fairfax non-insurance subsidiaries carried at cost that are eliminated on consolidation.
(2)	Intercompany investments in Fairfax insurance and reinsurance subsidiaries carried at cost that are eliminated on consolidation.
(3)	Corporate and eliminations includes the Fairfax holding company, subsidiary intermediate holding companies, and consolidating and eliminating entries. The most significant of those entries are the elimination of intercompany reinsurance provided by Group Re, and reinsurance provided by Odyssey Group and Allied World to affiliated primary insurers.

FAIRFAX FINANCIAL HOLDINGS LIMITED

24.Expenses

Expenses for the company’s insurance and reinsurance companies and non-insurance companies for the years ended December 31 were comprised as follows:

	Year ended December 31, 2023
						Non-insurance
	Insurance and reinsurance companies(1)					companies	Total
				Non-directly
				attributable
	Directly attributable expenses			expenses
					Total
					expenses of
					insurance
	Insurance		Total directly	Other	and
	acquisition	Other	attributable	operating	reinsurance	Non-insurance
	cash flows	expenses	expenses	expenses	companies	expenses
Losses on claims, net (2)	—	11,992.5	11,992.5	—	11,992.5	—	11,992.5
Premium taxes	276.0	—	276.0	—	276.0	—	276.0
Commissions	3,582.7	—	3,582.7	—	3,582.7	—	3,582.7
Cost of sales	—	—	—	—	—	4,059.6	4,059.6
Compensation expense	586.3	863.5	1,449.8	772.7	2,222.5	1,120.4	3,342.9
Administrative expense and other	297.2	402.2	699.4	623.9	1,323.3	1,388.7	2,712.0
Total	4,742.2	13,258.2	18,000.4	1,396.6	19,397.0	6,568.7	25,965.7

As presented in the consolidated statement of earnings:

Insurance service expenses	4,742.2	17,201.9	21,944.1	—	21,944.1	—	21,944.1
Recoveries of insurance service expenses	—	(3,943.7)	(3,943.7)	—	(3,943.7)	—	(3,943.7)
Other insurance operating expenses and Corporate and other expenses	—	—	—	1,396.6	1,396.6	—	1,396.6
Non-insurance expenses	—	—	—	—	—	6,568.7	6,568.7
Total	4,742.2	13,258.2	18,000.4	1,396.6	19,397.0	6,568.7	25,965.7

FAIRFAX FINANCIAL HOLDINGS LIMITED

	Year ended December 31, 2022
	Restated
						Non-insurance
	Insurance and reinsurance companies(1)					companies	Total
				Non-directly
				attributable
	Directly attributable expenses			expenses
					Total
					expenses of
					insurance
	Insurance		Total directly	Other	and
	acquisition	Other	attributable	operating	reinsurance	Non-insurance
	cash flows	expenses	expenses	expenses	companies	expenses
Losses on claims, net (2)	—	11,629.7	11,629.7	—	11,629.7	—	11,629.7
Premium taxes	252.7	—	252.7	—	252.7	—	252.7
Commissions	3,234.5	—	3,234.5	—	3,234.5	—	3,234.5
Cost of sales	—	—	—	—	—	3,349.4	3,349.4
Compensation expense	605.7	843.2	1,448.9	656.7	2,105.6	1,023.8	3,129.4
Administrative expense and other	273.6	353.5	627.1	296.4	923.5	1,147.7	2,071.2
Total	4,366.5	12,826.4	17,192.9	953.1	18,146.0	5,520.9	23,666.9

As presented in the consolidated statement of earnings:

Insurance service expenses	4,366.5	16,100.8	20,467.3	—	20,467.3	—	20,467.3
Recoveries of insurance service expenses	—	(3,274.4)	(3,274.4)	—	(3,274.4)	—	(3,274.4)
Other insurance operating expenses and Corporate and other expenses	—	—	—	953.1	953.1	—	953.1
Non-insurance expenses	—	—	—	—	—	5,520.9	5,520.9
Total	4,366.5	12,826.4	17,192.9	953.1	18,146.0	5,520.9	23,666.9

(1)Includes Life insurance and Run-off, and the group holding companies.

(2)Includes the effects of discounting and changes in the risk adjustment.

FAIRFAX FINANCIAL HOLDINGS LIMITED

25.Supplementary Cash Flow Information

Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes restricted cash and cash equivalents that are amounts primarily required to be maintained on deposit with various regulatory authorities to support the operations of the property and casualty insurance and reinsurance subsidiaries. Cash equivalents are comprised of treasury bills and other eligible bills.

	December 31, 2023
	Unrestricted cash and cash
	equivalents included in the						Cash and cash equivalents included on
	consolidated statement of cash flows			Restricted cash and cash equivalents			the consolidated balance sheet
		Cash			Cash			Cash
	Cash	equivalents	Total	Cash	equivalents	Total	Cash	equivalents	Total
Holding company cash and investments	81.4	325.4	406.8	—	—	—	81.4	325.4	406.8
Holding company assets pledged for derivative obligations	—	2.5	2.5	—	—	—	—	2.5	2.5
Subsidiary cash and short term investments	2,172.9	2,347.3	4,520.2	188.1	448.9	637.0	2,361.0	2,796.2	5,157.2
Fairfax India	179.4	12.5	191.9	0.2	5.1	5.3	179.6	17.6	197.2
	2,433.7	2,687.7	5,121.4	188.3	454.0	642.3	2,622.0	3,141.7	5,763.7

	December 31, 2022
	Unrestricted cash and cash equivalents
	included in the consolidated statement						Cash and cash equivalents included on
	of cash flows			Restricted cash and cash equivalents			the consolidated balance sheet
		Cash			Cash			Cash
	Cash	equivalents	Total	Cash	equivalents	Total	Cash	equivalents	Total
Holding company cash and investments	72.7	479.4	552.1	—	—	—	72.7	479.4	552.1
Holding company assets pledged for derivative obligations	—	40.6	40.6	—	—	—	—	40.6	40.6
Subsidiary cash and short term investments	3,243.3	2,105.6	5,348.9	500.8	353.6	854.4	3,744.1	2,459.2	6,203.3
Fairfax India	34.5	143.5	178.0	0.8	6.0	6.8	35.3	149.5	184.8
	3,350.5	2,769.1	6,119.6	501.6	359.6	861.2	3,852.1	3,128.7	6,980.8

FAIRFAX FINANCIAL HOLDINGS LIMITED

Details of certain cash flows included in the consolidated statement of cash flows for the years ended December 31 were as follows:

	2023	2022
		Restated
Net (purchases) sales of investments classified at FVTPL
Short term investments	1,592.6	6,352.5
Bonds	(5,910.6)	(16,016.2)
Preferred stocks	(135.1)	(293.2)
Common stocks	(1,000.6)	(63.6)
Net derivatives and other invested assets	(45.4)	380.3
	(5,499.1)	(9,640.2)

Changes in operating assets and liabilities
Net decrease in restricted cash and cash equivalents	250.4	393.7
Insurance contract receivables	(282.4)	(1.6)
Reinsurance contract assets held	(723.0)	45.7
Insurance contract payables	(301.5)	(270.5)
Insurance contract liabilities	4,286.1	994.3
Other receivables	(270.9)	(348.0)
Accounts payable and accrued liabilities	541.2	326.1
Other	(423.6)	(337.2)
	3,076.3	802.5

Net interest and dividends received
Interest and dividends received	1,595.1	1,030.8
Interest paid on borrowings	(428.1)	(360.5)
Interest paid on lease liabilities	(54.8)	(48.1)
	1,112.2	622.2

Net income taxes paid	(713.9)	(416.4)

26.Related Party Transactions

Management and Director Compensation

Compensation for the company’s key management team for the years ended December 31 determined in accordance with the company’s IFRS accounting policies was as follows:

	2023	2022
Salaries and other short-term employee benefits	14.5	10.2
Share-based payments	7.3	5.7
	21.8	15.9

Compensation for the company’s Board of Directors for the years ended December 31 was as follows:

	2023	2022
Retainers and fees	1.4	1.7
Share-based payments	0.2	0.3
	1.6	2.0

FAIRFAX FINANCIAL HOLDINGS LIMITED

Transactions with subsidiaries

Fairfax India Performance Fee Receivable

At December 31, 2023 the holding company had a performance fee receivable of $110.2 pursuant to its investment advisory agreement with Fairfax India for the period from January 1, 2021 to December 31, 2023. This intercompany receivable is eliminated in the company’s consolidated financial reporting. The company elected to receive the performance fee payable in cash and expects receipt of payment within the first six months of 2024.

27.Subsidiaries

The company’s principal operating subsidiaries are presented in the tables below. During 2023 the company consolidated Gulf Insurance as described in note 21. Excluded from these tables are intermediate holding companies of investments in subsidiaries and intercompany balances that are eliminated on consolidation.

		Fairfax’s ownership
		(100% other than as
December 31, 2023	Domicile	shown below)

Property and casualty insurance and reinsurance
North American Insurers
Northbridge Financial Corporation (Northbridge)	Canada
Crum & Forster Holdings Corp. (Crum & Forster)	United States
Zenith National Insurance Corp. (Zenith National)	United States
Global Insurers and Reinsurers
Odyssey Group Holdings, Inc. (Odyssey Group)	United States	90.0%
Brit Limited (Brit)	England and Wales	86.2%
Allied World Assurance Company Holdings, Ltd (Allied World)	Bermuda	83.4%
International Insurers and Reinsurers
Fairfax Central and Eastern Europe, which consists of:
Polskie Towarzystwo Reasekuracji Spólka Akcyjna (Polish Re)	Poland
Colonnade Insurance S.A. (Colonnade Insurance)	Luxembourg
FFH Ukraine Holdings (Fairfax Ukraine), which consists of:	Ukraine	70.0%
ARX Insurance Company (ARX Insurance)	Ukraine
Private Joint Stock Company Insurance Company Universalna (Universalna)	Ukraine
Fairfax Latin America, which consists of:
Fairfax Brasil Seguros Corporativos S.A. (Fairfax Brasil)	Brazil
La Meridional Compañía Argentina de Seguros S.A. (La Meridional Argentina)	Argentina
SBS Seguros Colombia S.A. (Southbridge Colombia)	Colombia
SBI Seguros Uruguay S.A. (Southbridge Uruguay)	Uruguay
Southbridge Compañía de Seguros Generales S.A. (Southbridge Chile)	Chile
Bryte Insurance Company Ltd (Bryte Insurance)	South Africa
Eurolife FFH General Insurance Single Member S.A. (Eurolife General)	Greece	80.0%
Gulf Insurance Group K.S.C.P. (Gulf Insurance)	Kuwait	90.0%

Group Re, which underwrites business in:
CRC Reinsurance Limited (CRC Re)	Barbados
Wentworth Insurance Company Ltd. (Wentworth)	Barbados
Connemara Reinsurance Company Ltd. (Connemara)	Barbados

Fairfax Asia, which consists of:
Falcon Insurance Company (Hong Kong) Limited (Falcon)	Hong Kong
The Pacific Insurance Berhad (Pacific Insurance)	Malaysia	85.0%
PT Asuransi Multi Artha Guna Tbk (AMAG Insurance)	Indonesia	80.3%
Fairfirst Insurance Limited (Fairfirst Insurance)	Sri Lanka	78.0%
The Falcon Insurance Public Company Limited (Falcon Thailand)	Thailand	96.7%
Singapore Reinsurance Corporation Limited (Singapore Re)	Singapore

Life insurance and Run-off
Eurolife FFH Life Insurance Group Holdings S.A. (Eurolife)	Greece	80.0%
Run-off, which is principally comprised of:
U.S. Run-off: TIG Insurance Company (TIG Insurance)	United States

Investment management
Hamblin Watsa Investment Counsel Ltd. (Hamblin Watsa)	Canada

FAIRFAX FINANCIAL HOLDINGS LIMITED

		Fairfax’s
December 31, 2023	Domicile	ownership		Primary business

Non-insurance companies

Restaurants and retail
Recipe Unlimited Corporation (Recipe)	Canada	84.0%		Franchisor, owner and operator of restaurants
Sporting Life Group Limited (Sporting Life Group)	Canada	88.5%		Canadian sports lifestyle retail organization

Fairfax India
Fairfax India Holdings Corporation (Fairfax India)	Canada	42.5	% (1)	Invests in public and private Indian businesses

Thomas Cook India
Thomas Cook (India) Limited (Thomas Cook India), which owns:	India	64.6%		Provider of integrated travel and travel-related financial services
100.0% of Sterling Holiday Resorts Limited (Sterling Resorts)	India	64.6%		Owner and operator of holiday resorts

Other
AGT Food and Ingredients Inc. (AGT)	Canada	59.6%		Originator, processor and distributor of value-added pulses and staple foods
Dexterra Group Inc. (Dexterra Group)	Canada	49.3	% (2)	Provider of Infrastructure support services
Boat Rocker Media Inc. (Boat Rocker)	Canada	44.9	% (3)	Entertainment content creator, producer and distributor
Farmers Edge Inc. (Farmers Edge)	Canada	61.2%		Provider of advanced digital tools for agriculture
Grivalia Hospitality S.A. (Grivalia Hospitality)	Greece	85.2%		Hospitality real estate investor, developer and manager
(1)	The company owns multiple voting shares and subordinate voting shares of Fairfax India that give it voting rights of 95.2%.
(2)	The company has de facto voting control of Dexterra Group as its largest equity and voting shareholder.
(3)	The company has voting rights of 56.1% due to Boat Rocker’s issuance of non-voting shares to non-controlling interests.